Notice of Annual Meeting of Shareholders and Management Proxy Circular

Annual Meeting

April 5, 2018 | Bank of Montreal

YOUR VOTE MATTERS.

Please take a moment to vote. Your participation as a Shareholder is important to us. This document tells you who can vote, what you will be voting on and how to vote.

Exhibit 99.1

Your Vote Matters

Choose to vote in one of three ways:

•	Vote online by visiting www.investorvote.com (registered shareholders, including BMO employees) or www.proxyvote.com (non-registered shareholders)
•	Vote by returning the enclosed form of proxy or voting instruction form by mail or fax
•	Vote in person at the annual meeting of Shareholders

Detailed voting instructions for non-registered and registered shareholders can be found starting on page 7 of this Management Proxy Circular.

Location of Annual Meeting Of Shareholders

BMO Financial Group Institute for Learning 3550 Pharmacy Ave. Toronto, Ontario PARKING Located on the West side of the building.

DIRECTIONS

From West:

•	401 Eastbound to Don Valley Parkway (DVP) exit
•	Take 404 North to Steeles and Woodbine exit (Exit 22)
•	Stay right and turn right on to Steeles Avenue
•	At the 3rd set of lights, turn right on Pharmacy Ave. and turn into 1st driveway on the right

From East:

•	401 Westbound to Don Valley Parkway (DVP) exit
•	Take 404 North to Steeles and Woodbine exit (Exit 22)
•	Stay right and turn right on to Steeles Avenue
•	At the 3rd set of lights, turn right on Pharmacy Ave. and turn into 1st driveway on the right

From North:

•	404 South to Steeles and Woodbine exit (Exit 22)
•	Turn left on to Steeles Avenue
•	At the 4th set of lights, turn right on Pharmacy Ave. and turn into 1st driveway on the right

From South:

•	Don Valley Parkway (DVP) North which becomes 404 North
•	Take Steeles and Woodbine exit (Exit 22)
•	Stay right and turn right on to Steeles Avenue
•	At the 3rd set of lights, turn right on Pharmacy Ave. and turn into 1st driveway on the right

1	Bank of Montreal Management Proxy Circular

Letter to Shareholders

Dear Fellow Shareholder,

With the accompanying Notice of Annual Meeting of Shareholders and Management Proxy Circular, you, our valued shareholders, are invited on April 5 to attend the 200th Annual Meeting of Shareholders of Canada’s first bank, and to participate in the governance of your company. The meeting will review our last fiscal year – a year that saw an orderly transition in the bank’s leadership team with the appointment of a new Chief Executive.

We recognize the invaluable contributions of our outgoing CEO, Bill Downe, who led the bank through a crucial ten-year period in the bank’s existence. Bill stepped down from the Board of Directors at the end of the fiscal year and we thank him for his years of service to this board and to every shareholder.

As always, our commitment to the customer remains core to our success and it continues to be at the centre of the five strategic priorities that guide the bank. In our effort to deliver an industry leading customer experience, we are striving to simplify everything we do, present a unified face to our customers, and meet their needs at an ever accelerating pace.

Equally important to our success is BMO’s ingrained culture of integrity and respect in everything we do. We celebrate diversity in the bank because diversity makes us stronger. We foster a workplace where diverse perspectives are sought out, where opportunities to grow and develop are available to all and where we make it a priority to give back. For all of these reasons our culture is strong and enables our performance and growth.

We will be asking you at the Annual Meeting to consider a new candidate for our Board of Directors, Mr. David Harquail, President and Chief Executive Officer of Franco-Nevada Corporation. We believe his knowledge and experience will be an excellent complement to the group of individuals who currently serve as your representatives on the Board of Directors. David’s biography and the biographies of the other nominees for election to the board can be found starting on page 12 of the circular.

It meant a great deal to us to have been recognized by the Ethisphere Institute as one of the world’s most ethical companies – one of only two companies in Canada, and one of only four banks in the world, to have been singled out for its commitment to values-based leadership and ethical business practices.

The Annual Meeting of Shareholders is a time for you to hear about these achievements firsthand, to understand how we are progressing against our priorities, and to engage directly with management. It is also an opportunity for shareholders to vote on matters that affect our company. We are proud that our shareholder base comprises so many individual shareholders, many of whom are customers and employees.

Again this year, our Annual Meeting of Shareholders will be held at BMO’s Institute for Learning, in Toronto. The Institute is the centrepiece of our commitment to continuing education, advanced leadership development and, increasingly, a beacon for our more agile, customer–centred approach to what we do. We are proud to showcase the IFL and what it represents to our commitment to excellence.

Your participation in the Annual Meeting is important. You can attend in person or online at www.bmo.com/home/about/banking/investor-relations/annual-general-meeting. Even if you cannot participate in person, every shareholder can participate by voting and we encourage you to do so. We invite all shareholders to submit their proxy vote ahead of time. Whatever method you choose, your participation matters to your Board of Directors and the management team. Please make your vote count.

Please take the time to review the accompanying Management Proxy Circular and our 2017 Annual Report. In the circular you will find an explanation of the matters on which we will be voting, along with detailed voting instructions. While you may register your position on proxy matters through the mail, we encourage you to consider the benefits of online voting, which is both secure and instantaneous.

In the Annual Report you will find detailed information about the bank’s performance over the past fiscal year. The Annual Report is available on our website, along with the bank’s quarterly results, presentations to the investment community and other useful information about BMO Financial Group.

The bank remains well positioned, and we are committed to delivering on our strategy with the involvement and support of our shareholders.

Your directors and the management team look forward to welcoming you on April 5. We hope you will be able to participate.

Sincerely,

J. Robert S. Prichard	Darryl White
Chairman of the Board	Chief Executive Officer

February 12, 2018

You may obtain a copy of this Management Proxy Circular by downloading it from

www.bmo.com/corporategovernance or by calling the Corporate Secretary’s Department at (416) 867-6785.

Bank of Montreal Management Proxy Circular	2

3	Bank of Montreal Management Proxy Circular

Notice of Annual Meeting of

Shareholders of Bank of Montreal

When:	Thursday, April 5, 2018 at 9:30 a.m. (local time)
Where:	BMO Financial Group Institute for Learning
3550 Pharmacy Avenue, Toronto, Ontario

The meeting will be held for the following purposes:

1.	receive the consolidated financial statements of Bank of Montreal (the “Bank”) for the financial year ended October 31, 2017; and the Shareholders’ auditors’ report on those statements;
2.	elect the Board of Directors for 2018;
3.	appoint the Shareholders’ auditors for 2018;
4.	consider and, if deemed fit, approve an advisory resolution on the Bank’s approach to executive compensation (see the management proxy circular for the resolution); and
5.	transact any other business properly brought before the meeting.

Our website will carry live coverage of the meeting, as well as a recording after the meeting. Online, you can also find our 2017 Annual Report, our Environmental, Social and Governance Report & Public Accountability Statement, our quarterly results, presentations to the investment community, and other useful information about us.

Holders of common shares (“Shares”) as at February 5, 2018, will be entitled to vote at the meeting. The number of eligible votes* that may be cast at the meeting is 645,531,312, such number being the total number of Shares of the Bank outstanding on February 5, 2018.

Whether or not you plan to attend the meeting in person, please complete the enclosed form of proxy or voting instruction form and return it in the postage prepaid envelope provided, or follow the instructions on the form in order to vote your Shares. For your vote to be recorded, your proxy vote must be received by our transfer agent, Computershare Trust Company of Canada, no later than 5:00 p.m. (Eastern Daylight Time) on April 4, 2018. To vote in person at the meeting, please see the section “Voting Information” on page 7 of the management proxy circular.

By order of the Board of Directors,

Barbara M. Muir

Corporate Secretary

February 12, 2018

*	The actual number of eligible votes may be fewer due to voting restrictions set forth in the Bank Act (Canada) as described on page 9 under “Who Cannot Vote”.

Bank of Montreal Management Proxy Circular	4

Management Proxy Circular

Annual Meeting of Shareholders

The annual meeting of holders of Shares (“Shareholders”) of the Bank on April 5, 2018 is our opportunity to discuss the Bank’s performance and our plans for the future. It is also your opportunity to vote on important matters. We encourage you to vote.

Management Proxy Circular

This Management Proxy Circular provides Shareholders with important information to make voting decisions. References to “BMO”, the “Bank”, “we”, “our” or “us” mean Bank of Montreal and, where applicable, our subsidiaries. References to “Shareholders” mean common shareholders of the Bank and references to “Shares” mean common shares of the Bank. References to the “Board” mean Bank of Montreal’s Board of Directors.

Date of Circular

This circular is dated February 12, 2018, and all information, unless indicated otherwise, is as at that date.

Business of the Meeting

The meeting will cover the following four items of business:

1.	BMO’s Financial Statements

You can find BMO’s consolidated financial statements for the year ended October 31, 2017 in our 2017 Annual Report.

2.	Electing the Board of Directors

Information about the director nominees starts on page 11. Except for Darryl White and David Harquail, all nominees were elected as directors at the Bank’s 2017 annual and special meeting of Shareholders. The directors you elect at this year’s meeting will hold office from the close of the meeting until the next annual meeting or until their successors are elected or appointed.

The Board recommends that you vote FOR the election as director each nominee whose name is set out under the heading “Nominees for Election to Board of Directors”.

If Robert Prichard or Darryl White is your proxyholder and you have not given instructions on how to vote, he will vote for all of the nominees listed in this circular. If, for any reason, at the time of the meeting any of the nominees are unable to serve, and unless you have specified otherwise, Robert Prichard or Darryl White may, at their discretion, vote for any number of substitute nominees.

Majority vote for directors

The Bank has a majority voting policy for the election of directors. If a director standing for election or re-election in an uncontested election receives more withhold votes than for votes, he or she must promptly offer to resign. In such case, the Governance and Nominating Committee will recommend to the Board whether to accept or reject the resignation, and the Board shall accept the resignation absent exceptional circumstances. The nominee will not participate in the decision to accept or reject the resignation.

3.	Appointing Auditors

The directors propose to appoint KPMG LLP as the Shareholders’ auditors for the 2018 fiscal year. KPMG LLP has been one of the Bank’s auditing firms since 1990, and became the Bank’s sole auditing firm on November 1, 2003. If Robert Prichard or Darryl White is your proxyholder and you have not given instructions on how to vote, he will vote for the appointment of KPMG LLP as the Shareholders’ auditors.

The Board recommends that you vote FOR the appointment of KPMG LLP as auditor.

5	Bank of Montreal Management Proxy Circular

Independence of auditors

We have a strict policy limiting other services that the Shareholders’ auditors can provide to the Bank. Moreover, the Audit and Conduct Review Committee or its delegate pre-approves all services from the Shareholders’ auditors in accordance with the Bank’s Auditor Independence standard, either on a case-by-case basis or in annual budgets for specific services. This helps protect the audit function from conflicts of interest and helps ensure the independence of the Shareholders’ auditors. A rigorous process is applied under this standard to ensure that all the services provided by the Shareholders’ auditors comply with the standard and professional standards and securities regulations.

Shareholders’ auditors’ fees

Aggregate fees paid to the Shareholders’ auditors during the fiscal years ended October 31, 2017 and 2016 were as follows:

Fees ($ millions) (1)	2017	2016
Audit fees	$19.1	$17.6
Audit-related fees (2)	2.5	2.5
Tax fees	—	—
All other fees (3)	2.1	2.7
Total	$23.7	$22.8

(1)	The classification of fees is based on applicable Canadian securities laws and U.S. Securities and Exchange Commission definitions.
(2)	Audit-related fees for 2017 and 2016 relate to fees paid for accounting advice, specified procedures on our Management Proxy Circular and other specified procedures.
(3)	All other fees for 2017 and 2016 relate primarily to fees paid for reviews of compliance with regulatory requirements for financial information and reports on internal controls over services provided by various BMO Financial Group businesses. They also include costs of translation services.

4.	Voting on our Approach to Executive Compensation

The governing objective of our executive compensation program is to align executive interests with Shareholders’ interests. This objective is reflected in our philosophy of pay for performance based on competitive market practice, without encouraging excessive or inappropriate risk-taking. You can find details of our executive compensation program starting on page 68.

The Bank believes that our approach to executive compensation is in the Shareholders’ best interests, because executives and Shareholders share the common goal of success and improved Shareholder value. Independent studies commissioned by the Bank’s Human Resources Committee support our approach.

We are asking you to vote on the way we compensate our executives. This vote is advisory and non-binding. However, it will influence how the Human Resources Committee looks at compensation in the future. At the 2017 Annual and Special Meeting of Shareholders, this resolution was approved with 92.78% of Shares voted in favour.

The Board recommends that you vote FOR the approach to executive compensation.

“Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the Shareholders accept the approach to executive compensation disclosed in the Management Proxy Circular delivered in advance of the 2018 Annual Meeting of Shareholders of the Bank.”

If Robert Prichard or Darryl White is your proxyholder and you have not given instructions on how to vote, he will vote for this resolution.

You can contact the Corporate Secretary’s Department with comments and questions on our executive compensation program or you can communicate directly with the Board of Directors. Applicable contact information is on page 48.

Bank of Montreal Management Proxy Circular	6

Shareholder	Proposals

The Mouvement d’éducation et de défense des actionnaires (“MÉDAC”) submitted four proposals to the Bank to be included in this management proxy circular. Following discussions with the Bank, MÉDAC has agreed not to submit their proposals to a Shareholder vote. The Bank has agreed to include the four proposals in the circular for information purposes only. They are reproduced in full, along with the Bank’s responses to them, starting on page 52. They are not part of the formal business of the meeting.

Voting Information

Items of Business

At the meeting, you will vote on:

•	Election of directors
•	Appointment of the Shareholders’ auditors
•	Approval of approach to executive compensation

Each item of business, other than the election of directors and the appointment of the Shareholders’ auditors, needs approval by a majority (more than 50%) of the votes cast in order to be approved.

Who Can Vote

You have the right to vote – one vote per Share – if you owned Shares on February 5, 2018, unless you are described below under “Who Cannot Vote”. On that date, we had 645,531,312 Shares outstanding.

Voting Instructions for Non-Registered Shareholders

You are a non-registered Shareholder if the Shares you own are registered for you in the name of an intermediary, such as a bank, investment dealer, securities broker or trust company. Most Shareholders are non-registered Shareholders. If you are a non-registered Shareholder, your intermediary will send you a voting instruction form with this circular. We may not have records of your shareholdings as a non-registered Shareholder, so you must follow the instructions from your intermediary to vote.

If you wish to vote in person at the meeting, insert your name in the space provided for the proxyholder appointment on the voting instruction form, and return it as instructed by your intermediary. Do not complete the voting section of the voting instruction form, since you will vote in person at the meeting. When you arrive at the meeting, please register with our transfer agent, Computershare Trust Company of Canada. If no space is provided for you to insert your name on the form, please contact your intermediary for instructions.

If you do not intend to attend the meeting and vote in person, you can either mark your voting instructions on the voting instruction form or choose another person – called a proxyholder – to attend the meeting and vote your Shares for you. In either case, you will need to complete and return your voting instruction form as instructed by your intermediary.

Voting Instructions for Registered Shareholders

You are a registered Shareholder if the Shares you own are registered directly in your name. If that is the case, your name appears on your Share certificate or a statement from a direct registration system confirming your shareholdings.

If you wish to vote in person at the meeting, do not complete or return the enclosed proxy form but bring it with you to the meeting. When you arrive at the meeting, please register with our transfer agent, Computershare.

If you do not intend to attend the meeting and vote in person, you can either mark your voting instructions in the voting section of the proxy form or choose another person – called a proxyholder – to attend the meeting and vote your Shares for you. In either case, you will need to complete and return the enclosed proxy form to Computershare.

7	Bank of Montreal Management Proxy Circular

Voting by Proxy

Choosing Your Proxyholder

The enclosed proxy form or voting instruction form names Robert Prichard or Darryl White, each a director of the Bank, as your proxyholder. If you wish to appoint a different proxyholder, write that person’s or company’s name in the blank space on the form or, if voting online, in accordance with the online voting instructions. Your proxyholder does not have to be a Shareholder of the Bank. Make sure your chosen proxyholder will attend the meeting and vote for you. If you do not appoint a different proxyholder in your returned proxy form or voting instruction form, then Robert Prichard or Darryl White will vote for you.

How Your Proxyholder Will Vote

For the election of directors and the appointment of the Shareholders’ auditors, you may either vote for or withhold. For other voting matters, you may vote for or against. If you have given voting instructions in your proxy form or voting instruction form, your proxyholder must vote according to those instructions. If you have not given voting instructions in your proxy form or voting instruction form, your proxyholder will decide how to vote. Your proxyholder will also decide how to vote on any amendment or variation to any of the matters in the notice of the meeting or any new matters that are properly brought before the meeting.

If you properly complete and return your proxy form or voting instruction form, but do not appoint a different proxyholder and do not give specific voting instructions, Robert Prichard or Darryl White will vote for you as follows:

•	for the election of the nominee directors to the Board
•	for the appointment of the Shareholders’ auditors
•	for the advisory resolution approving the Bank’s approach to executive compensation

Returning the Proxy Form

If you are a registered Shareholder, the enclosed proxy form tells you how to submit your voting instructions. Our transfer agent, Computershare, must receive your proxy by no later than 5:00 p.m. (Eastern Daylight Time) on April 4, 2018 (or the last business day before any adjournment, if the meeting is adjourned). You may return your proxy in one of the following ways:

•	by mail, in the envelope provided
•	by fax, to 1-866-249-7775 (if faxing within Canada and the United States) or 416-263-9524 (other countries)
•	online by going to www.investorvote.com and following the instructions on the screen

Returning the Voting Instruction Form

If you are a non-registered Shareholder, return your voting instructions using one of the methods noted on the voting instruction form provided by your intermediary. Remember that your intermediary must receive your voting instructions in sufficient time for your intermediary to act on them. For your votes to count, they must be received by Computershare by no later than 5:00 p.m. (Eastern Daylight Time) on April 4, 2018 (or the last business day before any adjournment, if the meeting is adjourned).

Changing Your Voting Instructions

If you are a registered Shareholder and you change your mind about how you have voted before the meeting, you must deliver a signed written notice changing your instructions to one of the following people:

•	the Corporate Secretary of the Bank not later than 5:00 p.m. (Eastern Daylight Time) on the last business day before the meeting (or any adjournment, if the meeting is adjourned) at the address, fax number or email provided on page 48 of this circular
•	the Chairman of the Board before the meeting starts or any adjourned meeting reconvenes

You may also change your instructions by voting in person at the meeting after registering with our transfer agent, Computershare, at the meeting.

Bank of Montreal Management Proxy Circular	8

If you are a non-registered Shareholder and have returned your voting instructions to your intermediary and change your mind about your vote, or decide to attend the meeting and vote in person, contact your intermediary to find out what to do.

Voting Instructions for Employee Shareholders

If you hold Shares through the Bank of Montreal Employee Share Ownership Plan or Employee Share Purchase Plan, you may vote your Shares in one of the following ways:

•	online by visiting www.investorvote.com and following the online instructions
•	by following the Voting Instructions for Non-Registered Shareholders above

We Encourage You to Vote

We encourage you to vote. This circular is being sent to you for the purpose of soliciting proxies by the Bank’s management for use at the meeting. Costs of the solicitation are paid by the Bank. We may also contact you by letter, email or phone call to ask you to vote, using our outside agency, D.F. King Canada. We expect to pay approximately $34,000 for their services, plus charges for any telephone calls. They can be reached toll-free at 1-800-622-1594.

Who Cannot Vote

Shares beneficially owned by the following entities and persons cannot be voted (unless in circumstances approved by the Minister of Finance):

•	the Government of Canada or any of its agencies
•	the government of a province or any of its agencies
•	the government of a foreign country or any political subdivision of a foreign country or any of its agencies
•	any person who has acquired more than 10% of any class of Shares of the Bank

Also, if a person, or an entity controlled by a person, beneficially owns Shares that are, in the aggregate, more than 20% of the eligible votes that may be cast, that person or entity may not cast any vote on the Shares (unless permitted by the Minister of Finance).

To the knowledge of the Bank’s directors and officers, as at February 5, 2018, no one person or entity beneficially owned, directly or indirectly, or exercised control or direction over more than 10% of the Bank’s outstanding Shares.

Confidentiality

To keep voting confidential, Computershare counts all proxies. Computershare only discusses proxies with the Bank when legally necessary, when a Shareholder clearly intends to communicate with management, or when there is a proxy contest.

Contacting the Bank’s Transfer Agent

For general Shareholder inquiries, contact our transfer agent:

by mail at:

Computershare Trust Company of Canada

100 University Avenue

8th Floor, North Tower

Toronto, Ontario M5J 2Y1

by telephone:

within Canada and the United States at 1-800-340-5021

from all other countries at 514-982-7555

by email at:

service@computershare.com

by fax:

within Canada and the United States at 1-888-453-0330

from all other countries at 416-263-9394

9	Bank of Montreal Management Proxy Circular

Shareholder Questions at the Meeting

You can ask questions about the Bank and its business in any of the following ways:

1.	In person at the meeting
2.	In writing when you register for the meeting with Computershare
3.	During the webcast at www.bmo.com/home/about/banking/investor-relations/annual-general-meeting
4.	Prior to the meeting, by email to the Corporate Secretary at corp.secretary@bmo.com
5.	Prior to the meeting, by mail to the Corporate Secretary at the address provided on page 48

Shareholder Proposals Next Year

Proposals for the next annual meeting of Shareholders must be submitted by November 14, 2018.

Bank of Montreal Management Proxy Circular	10

Directors

The Board is responsible for supervising the management of the business and affairs of the Bank. As Shareholders, you elect the members of the Board as your representatives. This section provides information about the director nominees for election to the Board, their continuing education and skills, their compensation and their attendance at meetings.

Nominees for Election to Board of Directors

The effective management of an organization of the Bank’s size and scope requires dedication, diversity and experience. Pie charts (a) and (b) below provide summary information about the geographical mix and tenure of the non-employee director nominees. Pie chart (c) shows the attendance of non-employee director nominees serving on the Board at the end of fiscal 2017. The director nominee profiles on pages 12 to 19 provide detailed information about each nominee for election to the Board, including their expertise, committee memberships, meeting attendance, public board memberships and voting results for last year’s director elections, as applicable. The profiles also disclose information on the securities held by the nominees as at February 5, 2018, as well as the value of their total compensation earned in fiscal 2017.

Diversity 38% of our independent director nominees are women.

Experience 100% of our independent director nominees have experience in accounting and finance, human resources, investment banking/mergers & acquisitions, risk management and strategic planning.

11	Bank of Montreal Management Proxy Circular

Janice M. Babiak CPA (US), CA (UK), CISM, CISA Age: 60 Brentwood, Tennessee United States Director Since: 2012 Independent (1) 2017 Votes for: 99.55%

Jan Babiak, a Corporate Director, is a former Managing Partner at Ernst & Young LLP (EY), an accounting firm. From 1982 until the end of 2009, and based in the United Kingdom from 1990 onwards, she held a number of roles including global assurance and advisory P&L leadership roles in Technology Security and Risk Services and Regulatory and Public Policy; and she founded and led their global Climate Change and Sustainability Services practice. She also served on EY’s management board for Northern Europe, Middle East, India and Africa. Her current listed company portfolio includes serving on the board of Walgreens Boots Alliance, Inc. where she chairs the Audit Committee and serves on the Finance Committee. She also recently joined the board of Euromoney Institutional Investor PLC beginning December 1, 2017 and serves on its Nominations Committee. She is a Council member for the Institute of Chartered Accountants in England and Wales. She received a B.B.A. in Accounting from the University of Oklahoma and an M.B.A from Baldwin Wallace University and holds international information systems security and control, as well as US and UK accounting qualifications.

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	Board of Directors	10 of 10 (100%)	24 of 24 (100%)
	Audit and Conduct Review	6 of 6 (100%)
	Risk Review	8 of 8 (100%)
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIPS
	Walgreens Boots Alliance, Inc.	April 2012 – Present	Audit (Chair)
Finance
	Euromoney Institutional Investor PLC	December 2017 – Present	Nominations
	Experian plc	April 2014 – January 2016
	Royal Mail plc	February 2013 – April 2014

SECURITIES HELD
Year	Shares (3)	Deferred Share Units (DSUs) (4)(10)	Total of Shares and DSUs	Total Amount at Risk (5)	Minimum Required (6)	Amount Exceeding Minimum Required (6)	Total Amount at Risk as a Multiple of Annual Retainer (7)
2018	500	15,406	15,906	$ 1,546,381	$ 600,000	$ 946,381	7.2
2017	500	12,379	12,879	$ 1,270,900	$ 600,000	$ 670,900	6.4
Net Change	—	3,027	3,027	$ 275,482		$ 275,482	0.8
VALUE OF TOTAL COMPENSATION RECEIVED IN FISCAL 2017
$245,000 ($245,000 in DSUs)

Sophie Brochu, C.M. Age: 54 Bromont, Quebec Canada Director Since: 2011 Independent (1) 2017 Votes for: 99.39%

Sophie Brochu holds the position of President and Chief Executive Officer of Énergir (formerly Gaz Metro), a diversified energy company. Ms. Brochu is a graduate in Economics from Université Laval in Quebec City where she specialized in the energy field. She serves on the board of Énergir as well as on the boards of Bell Canada and BCE. Ms. Brochu is also the Vice-president of the Montreal Board of Trade. Ms. Brochu is involved with Centraide of Greater Montreal and is cofounder of 80, ruelle de I’Avenir project, which aims to combat school dropout in the Centre-Sud and Hochelaga Maisonneuve neighbourhoods. Ms. Brochu is a member of the Order of Canada.

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	Board of Directors	10 of 10 (100%)	16 of 16 (100%)
	Audit and Conduct Review	6 of 6 (100%)
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIPS
	Bell Canada	2010 – Present	Corporate Governance,
Management Resources and Compensation
	BCE Inc.	2010 – Present	Corporate Governance,
Management Resources and Compensation

SECURITIES HELD
Year	Shares (3)	Deferred Share Units (DSUs) (4)(10)	Total of Shares and DSUs	Total Amount at Risk (5)	Minimum Required (6)	Amount Exceeding Minimum Required (6)	Total Amount at Risk as a Multiple of Annual Retainer (7)
2018	500	19,902	20,402	$ 1,983,482	$ 600,000	$ 1,383,482	9.2
2017	500	17,014	17,514	$ 1,728,282	$ 600,000	$ 1,128,282	8.6
Net Change	—	2,888	2,888	$ 255,201		$ 255,201	0.6
VALUE OF TOTAL COMPENSATION RECEIVED IN FISCAL 2017
$215,000 ($215,000 in DSUs)

Bank of Montreal Management Proxy Circular	12

George A. Cope, C.M. Age: 56 Toronto, Ontario Canada Director Since: 2006 Independent (1) 2017 Votes for: 98.12%

George Cope is President and Chief Executive Officer of BCE Inc. and Bell Canada. He is leading the transformation of Canada’s largest communications company with a strategy of investment in advanced broadband networks, service innovation, and content leadership. Recognized as Canada’s Outstanding CEO of the Year for 2015, Mr. Cope has earned a reputation as a strategic innovator and builder of high-performance teams in chief executive roles at publicly traded communications companies over the past three decades. Under his leadership, Bell announced the Bell Let’s Talk initiative in 2010, the largest-ever corporate commitment to Canadian mental health and now one of the country’s most prominent community investment campaigns. A graduate of the Ivey School of Business at Western University (HBA ’84), Mr. Cope was named Ivey Business Leader of the Year in 2013 and serves on the school’s advisory board. He has been awarded honourary doctorates by his alma mater and the University of Windsor, was Chair of United Way Toronto’s record-breaking 2013 campaign, and received the Queen’s Diamond Jubilee Medal for his work on Bell Let’s Talk. Mr. Cope was appointed a Member of the Order of Canada in 2014 and will be inducted into the Canadian Business Hall of Fame in 2018.

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	Board of Directors	10 of 10 (100%)	21 of 22 (95%)
	Governance and Nominating	4 of 5 (80%)
	Human Resources	7 of 7 (100%)
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIPS
	Bell Canada	2008 – Present	None
	BCE Inc.	2008 – Present	None
	Bell Aliant	2008 – 2014

SECURITIES HELD
Year	Shares (3)	Deferred Share Units (DSUs) (4)(10)	Total of Shares and DSUs	Total Amount at Risk (5)	Minimum Required (6)	Amount Exceeding Minimum Required (6)	Total Amount at Risk as a Multiple of Annual Retainer (7)
2018	9,660	37,097	46,757	$ 4,545,716	$ 600,000	$ 3,945,716	21.1
2017	9,660	33,435	43,095	$ 4,252,615	$ 600,000	$ 3,652,615	21.3
Net Change	—	3,662	3,662	$ 293,101		$ 293,101	(0.2)
VALUE OF TOTAL COMPENSATION RECEIVED IN FISCAL 2017
$230,000 ($230,000 in DSUs)

Christine A. Edwards Age: 65 Chicago, Illinois United States Director Since: 2010 Independent (1) 2017 Votes for: 98.50%

Christine Edwards is a Capital Partner and chairs the Bank Regulatory Practice Group of Winston & Strawn, an International law firm headquartered in the US. Prior to joining Winston & Strawn in 2003, she was Executive Vice-President and Chief Legal Officer at several Fortune 250 Financial Services Companies including Bank One Corporation and Morgan Stanley. In those roles she had responsibility for each company’s law, compliance, regulatory and government relations functions. Ms. Edwards is ranked nationally in the area of Financial Services and Securities Regulation by Chambers USA and America’s Leading Lawyers for Business; was named an Illinois Super Lawyer from 2008 through 2013 and is listed in The Legal 500. Ms. Edwards serves on the Board of Trustees, Executive and Nominating Committees, and chairs the Audit Committee for Rush University Medical Center, a leading academic medical center in Chicago. Ms. Edwards serves in Washington D.C. on the Leadership Board of the U.S. Chamber of Commerce Center for Capital Markets Competitiveness. Ms. Edwards received a B.A. in English and Education from the University of Maryland and a J.D., with honors, from the University of Maryland School of Law.

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	Board of Directors	10 of 10 (100%)	30 of 30 (100%)
	Governance and Nominating (Chair)	5 of 5 (100%)
	Risk Review	8 of 8 (100%)
	Human Resources	7 of 7 (100%)
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIPS
	None		N/A

SECURITIES HELD
	Year	Shares (3)	Deferred Share Units (DSUs) (4)(10)	Total of Shares and DSUs	Total Amount at Risk (5)	Minimum Required (6)	Amount Exceeding Minimum Required (6)	Total Amount at Risk as a Multiple of Annual Retainer (7)
	2018	3,325	26,156	29,481	$ 2,866,143	$ 600,000	$ 2,266,143	13.3
	2017	3,325	22,336	25,661	$ 2,532,227	$ 600,000	$ 1,932,227	12.7
	Net Change	—	3,820	3,820	$ 333,915		$ 333,915	0.6
VALUE OF TOTAL COMPENSATION RECEIVED IN FISCAL 2017
	$285,000 ($285,000 in DSUs)
*	Ms. Edwards was not a member of the Audit and Conduct Review Committee, but attended 6 of 6 meetings of such committee.

13	Bank of Montreal Management Proxy Circular

Martin S. Eichenbaum Age: 63 Glencoe, Illinois United States Director Since: 2015 Independent (1) 2017 Votes for: 99.49%

Martin Eichenbaum is the Charles Moskos Professor of Economics at Northwestern University (where he has been a Professor since 1988) and co-director of the Center for International Economics and Development at Northwestern University. He is an International Fellow of the C.D. Howe Institute and a fellow of both the American Academy of Arts and Sciences and the Econometric Society. He is also an Associate of the National Bureau of Economic Research (NBER) and a co-editor of its Macro Annual. He serves on the advisory council of the Global Markets Institute at Goldman Sachs. He recently completed a four year term as co-editor of the American Economic Review. He has served as a consultant to the Federal Reserve Banks of Atlanta and Chicago and the International Monetary Fund. He received a Bachelor of Commerce from McGill University and a Doctorate in Economics from the University of Minnesota.

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	Board of Directors	10 of 10 (100%)	24 of 24 (100%)
	Audit and Conduct Review	6 of 6 (100%)
	Risk Review	8 of 8 (100%)
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIPS
	None		N/A

SECURITIES HELD
Year	Shares (3)	Deferred Share Units (DSUs) (4)(10)	Total of Shares and DSUs	Total Amount at Risk (5)	Minimum Required (6)	Amount Exceeding Minimum Required (6)	Total Amount at Risk as a Multiple of Annual Retainer (7)
2018	500	7,168	7,668	$ 745,483	$ 600,000	$ 145,483	3.5
2017	500	4,439	4,939	$ 487,381	$ 600,000	$(112,619)	2.4
Net Change	—	2,729	2,729	$ 258,102		$ 258,102	1.1
VALUE OF TOTAL COMPENSATION RECEIVED IN FISCAL 2017
$245,000 ($245,000 in DSUs)

Ronald H. Farmer Age: 67 Toronto, Ontario Canada Director Since: 2003 Independent (1) 2017 Votes for: 97.67%

Ron Farmer is Managing Director of Mosaic Capital Partners, a Toronto-based management and holding company with interests in several private companies. Prior to joining Mosaic in 2003, he spent 25 years with McKinsey & Company, serving as the Managing Partner for the Canadian practice from 1991 to 1997. Mr. Farmer is a director of Integran Technologies and PowerMetal Technologies. He also serves on the Dean’s Advisory Council of the Schulich School of Business. He holds a B.A. and an M.B.A. from The University of Western Ontario.

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	Board of Directors	10 of 10 (100%)	29 of 29 (100%)
	Audit and Conduct Review*	3 of 3 (100%)
	Governance and Nominating	5 of 5 (100%)
	Human Resources (Chair)	7 of 7 (100%)
	Risk Review Committee**	4 of 4 (100%)
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIP
	Valeant Pharmaceuticals International Inc.	2011 – 2016

SECURITIES HELD
	Year	Shares (3)	Deferred Share Units (DSUs) (4)(10)	Total of Shares and DSUs	Total Amount at Risk (5)	Minimum Required (6)	Amount Exceeding Minimum Required (6)	Total Amount at Risk as a Multiple of Annual Retainer (7)
	2018	7,000	59,287	66,287	$ 6,444,422	$ 600,000	$ 5,844,422	30.0
	2017	5,000	54,167	59,167	$ 5,838,600	$ 600,000	$ 5,238,600	29.2
	Net Change	2,000	5,120	7,120	$ 605,823		$ 605,823	0.8
VALUE OF TOTAL COMPENSATION RECEIVED IN FISCAL 2017
	$295,000 ($295,000 in DSUs)
*	Effective April 4, 2017, Mr. Farmer ceased to be a member of the Audit and Conduct Review Committee.
**	Effective April 4, 2017, Mr. Farmer was appointed a member of the Risk Review Committee.

Bank of Montreal Management Proxy Circular	14

David Harquail Age: 61 Toronto, ON Canada Director Since: n/a Independent (1)

David Harquail is Chief Executive Officer of Franco-Nevada Corporation, a role he has held since 2007 when he led its $1.3 billion initial public offering onto the Toronto Stock Exchange. Franco-Nevada has since grown into the leading royalty and streaming company active in both the mining and oil & gas industries. He is also the current Chair of the World Gold Council which works to stimulate the demand for gold on behalf of the leading gold producers. Mr. Harquail has over 35 years of experience on public and non-profit boards and task force advisories. He is currently active on the United Way Toronto & York Region Campaign Cabinet. Mr. Harquail holds a B.A.Sc. in Geological Engineering from the University of Toronto, an MBA from McGill University and is a registered Professional Engineer in Ontario. He is also a major benefactor of the School of Earth Sciences and its Mineral Exploration Research Centre (MERC) at Laurentian University in Sudbury as well as the Centre for Neuromodulation at Sunnybrook Health Sciences Centre in Toronto.

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	N/A	N/A	N/A
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIP
	Franco-Nevada Corporation	2007 – Present	None

SECURITIES HELD
Year	Shares (3)	Deferred Share Units (DSUs) (4)(10)	Total of Shares and DSUs	Total Amount at Risk (5)	Minimum Required (6)	Amount Exceeding Minimum Required (6)	Total Amount at Risk as a Multiple of Annual Retainer (7)
2018	18,000	—	18,000	$ 1,749,960	$ 600,000	$ 1,149,960	2.9
VALUE OF TOTAL COMPENSATION RECEIVED IN FISCAL 2017
N/A

Linda Huber Age: 59 New York, NY United States Director Since: 2017 Independent (1) 2017 Votes for: 99.51%

Linda Huber is Executive Vice President and Chief Financial Officer of Moody’s Corporation with executive responsibility for the corporation’s global finance activities, information technology, communications and corporate services functions, as well as The Moody’s Foundation. Before joining Moody’s in 2005, Ms. Huber served in several increasingly senior roles in financial services, having served as Executive Vice President and Chief Financial Officer at U.S. Trust Company, a subsidiary of Charles Schwab & Company, Inc.; Managing Director at Freeman & Co.; Vice President of Corporate Strategy and Development and Vice President and Assistant Treasurer at PepsiCo. Ms. Huber also held the rank of Captain in the U.S. Army and during her four years of military service, she received two Meritorious Service Medals and became airborne qualified. Ms. Huber holds an M.B.A. from the Stanford Graduate School of Business and a B.S. (with high honors) in business and economics from Lehigh University.

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	Board of Directors*	4 of 4 (100%)	7 of 7 (100%)
	Audit and Conduct Review**	3 of 3 (100%)
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIP
	None		N/A

SECURITIES HELD
	Year	Shares (3)	Deferred Share Units (DSUs) (4)(10)	Total of Shares and DSUs	Total Amount at Risk (5)	Minimum Required (6)	Amount Exceeding Minimum Required (6)	Total Amount at Risk as a Multiple of Annual Retainer (7)
	2018	907	845	1,752	$ 170,329	$ 600,000	$ (429,671)	0.3
	2017	—	—	—		$ 600,000
	Net Change	907	845	1,752	$ 170,329		$ (429,671)	0.3
VALUE OF TOTAL COMPENSATION RECEIVED IN FISCAL 2017
	$132,014($80,356 in DSUs; $51,658 in Shares)
*	Effective April 4, 2017, Ms. Huber was appointed to the Board of Directors.
**	Effective April 4, 2017, Ms. Huber was appointed to the Audit and Conduct Review Committee.

15	Bank of Montreal Management Proxy Circular

Eric R. La Flèche Age: 56 Montreal, Quebec Canada Director Since: 2012 Independent (1) 2017 Votes for: 99.52%

Eric La Flèche is President and Chief Executive Officer of Metro Inc., a leading Canadian food retailer and distributor, since April 2008. He joined Metro in 1991 and has held several positions of increasing responsibility, including Executive Vice-President and Chief Operating Officer from 2005 to 2008. Mr. La Flèche holds an M.B.A. from Harvard Business School and a civil law degree from the University of Ottawa. He is a long-time volunteer with Centraide of Greater Montreal (2015 Campaign Co-Chair) and serves on the advisory board of Tel-Jeunes, the leading kids help phone service in Quebec.

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	Board of Directors	8 of 10 (80%)	15 of 18 (83%)
	Risk Review	7 of 8 (88%)
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIPS
	Metro Inc.	2008 – Present	None

SECURITIES HELD
Year	Shares (3)	Deferred Share Units (DSUs) (4)(10)	Total of Shares and DSUs	Total Amount at Risk (5)	Minimum Required (6)	Amount Exceeding Minimum Required (6)	Total Amount at Risk as a Multiple of Annual Retainer (7)
2018	7,000	16,093	23,093	$ 2,245,101	$ 600,000	$ 1,645,101	10.4
2017	5,000	13,343	18,343	$ 1,810,087	$ 600,000	$ 1,210,087	9.1
Net Change	2,000	2,750	4,750	$ 435,014		$ 435,014	1.3
VALUE OF TOTAL COMPENSATION RECEIVED IN FISCAL 2017
$215,000 ($215,000 in DSUs)

Lorraine Mitchelmore Age: 55 Calgary, Alberta Canada Director Since: 2015 Independent (1) 2017 Votes for: 99.48%

Lorraine Mitchelmore is the President and Chief Executive Officer of Enlighten Innovations Inc. She was the Former Executive Vice President Heavy Oil for Shell, and Former Shell Canada Limited President and Canada Country Chair. Ms. Mitchelmore has over 30 years’ experience in the international Oil and Gas industry, including areas of risk management, business strategy, operations, and employee health and safety. Prior to joining Shell in 2002, Ms. Mitchelmore worked with PetroCanada, Chevron, and BHP Petroleum. Ms. Mitchelmore holds a BSc in Geophysics from Memorial University of Newfoundland, an MSc in Geophysics from the University of Melbourne, Australia and an MBA from Kingston Business School in London, England. Ms. Mitchelmore currently serves on the Environment Canada NAFTA advisory council, Catalyst Canada Board of Directors and Governor General Leadership conference board of directors, and is Founder and co-chair of Smart Prosperity.

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	Board of Directors	10 of 10 (100%)	25 of 25 (100%)
	Risk Review	8 of 8 (100%)
	Human Resources	7 of 7 (100%)
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIPS
	None		N/A

SECURITIES HELD
Year	Shares (3)	Deferred Share Units (DSUs) (4)(10)	Total of Shares and DSUs	Total Amount at Risk (5)	Minimum Required (6)	Amount Exceeding Minimum Required (6)	Total Amount at Risk as a Multiple of Annual Retainer (7)
2018	500	7,168	7,668	$ 745,483	$ 600,000	$ 145,483	3.5
2017	500	4,439	4,939	$ 487,381	$ 600,000	$(112,619)	2.4
Net Change	—	2,729	2,729	$ 258,102		$ 258,102	1.1
VALUE OF TOTAL COMPENSATION RECEIVED IN FISCAL 2017
$245,000 ($245,000 in DSUs)

Bank of Montreal Management Proxy Circular	16

Philip S. Orsino, O.C., F.C.P.A, F.C.A. Age: 63 Toronto, Ontario Canada Director Since: 1999 Independent (1) 2017 Votes for: 97.81%		Philip Orsino has a B.A. from the University of Toronto and is a Fellow of the Institute of Chartered Accountants. Mr. Orsino retired as the President & CEO of Jeld-Wen Inc., a global integrated manufacturer of building products in March 2014. Until October 2005 Mr. Orsino was the President and CEO of Masonite International Corporation for 22 years which was listed on the TSX and NYSE until a going private transaction in April 2005. He was also formerly the Chairman of the Board of Trustees of University Health Network. Mr. Orsino currently serves on the Boards of The Minto Group, Hydro One Ltd. and Hydro One Inc. He was appointed an Officer of the Order of Canada in 2004 and was the recipient of the 2003 Canada’s Outstanding CEO of the Year Award. Mr. Orsino is the author of “Successful Business Expansion: Practical Strategies for Planning Profitable Growth” (published in 1994 by John Wiley and Sons, Inc.) and is a recipient of the Distinguished Business Alumni Award from the Rotman School of Management at the University of Toronto.
	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	Board of Directors	10 of 10 (100%)	21 of 21 (100%)
	Audit and Conduct Review (Chair)	6 of 6 (100%)
	Governance and Nominating	5 of 5 (100%)
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIPS
	Hydro One Limited Hydro One Inc.	August 2015 – Present	Audit (Chair) Nominating, Corporate Governance, Public Policy & Regulatory
	Clairvest Group Inc.	1998 – 2013

SECURITIES HELD
Year	Shares (3)	Deferred Share Units (DSUs) (4)(10)	Total of Shares and DSUs	Total Amount at Risk (5)	Minimum Required (6)	Amount Exceeding Minimum Required (6)	Total Amount at Risk as a Multiple of Annual Retainer (7)
2018	52,201	76,285	128,486	$12,491,409	$600,000	$ 11,891,409	58.1
2017	34,394	70,699	105,093	$10,370,577	$600,000	$ 9,770,577	51.9
Net Change	17,807	5,586	23,393	$ 2,120,832		$ 2,120,832	6.2
VALUE OF TOTAL COMPENSATION RECEIVED IN FISCAL 2017
$280,000 ($280,000 in DSUs)

17	Bank of Montreal Management Proxy Circular

J. Robert S. Prichard, O.C., O. Ont., FRSC, F.ICD Age: 69 Toronto, Ontario Canada Director Since: 2000 Independent (1) 2017 Votes for: 95.70%

Robert Prichard is Chairman of the Board of Bank of Montreal, having been appointed to this position effective March 20, 2012. He is the non-executive Chair of Torys LLP, a Canadian law firm. Before joining Torys LLP in September 2010, he served as President and Chief Executive Officer and a Director of Metrolinx. Metrolinx is the regional transportation agency and operator for the Greater Toronto and Hamilton Area. Mr. Prichard also served as President and Chief Executive Officer of Torstar Corporation, a leading Canadian media company from 2002 – 2009. Mr. Prichard is President Emeritus of the University of Toronto where he served as President from 1990-2000 and previously served as dean of law and as a professor specializing in law and economics. He also serves as Chairman of Metrolinx and Trustee of the Hospital for Sick Children. He studied honours economics at Swarthmore College, received his M.B.A. from the University of Chicago and earned law degrees at the University of Toronto and Yale University. He is an Officer of the Order of Canada, a Member of the Order of Ontario, a Fellow of the Royal Society of Canada, and a Fellow of the Institute of Corporate Directors.

	BOARD/COMMITTEE MEMBERSHIP*	ATTENDANCE	ATTENDANCE (TOTAL)
	Board of Directors	10 of 10 (100%)	30 of 30 (100%)
	Governance and Nominating	5 of 5 (100%)
	Human Resources	7 of 7 (100%)
	Risk Review	8 of 8 (100%)
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIPS
	Barrick Gold Corporation	December 2015 – Present	Compensation
Risk
	George Weston Limited	2000 – Present	Lead Director
Governance, Human Resource, Nominating and Compensation (Chair)
Pension
	Onex Corporation	1994 – Present	Audit and Corporate Governance

SECURITIES HELD
	Year	Shares (3)	Deferred Share Units (DSUs) (4)(10)	Total of Shares and DSUs	Total Amount at Risk (5)	Minimum Required (6)	Amount Exceeding Minimum Required (6)	Total Amount at Risk as a Multiple of Annual Retainer (7)
	2018	11,500	95,882	107,382	$ 10,439,678	$ 600,000	$ 9,839,678	48.6
	2017	11,500	86,675	98,175	$ 9,687,909	$ 600,000	$ 9,087,909	48.4
	Net Change	—	9,207	9,207	$ 751,769		$ 751,769	0.2
VALUE OF TOTAL COMPENSATION RECEIVED IN FISCAL 2017
	$574,491 ($574,491 in DSUs)
*	Mr. Prichard was not a member of the Audit and Conduct Review Committee but attended 6 of 6 meetings of such committee.

Darryl White Age: 46 Toronto, ON Canada Director Since: 2017 Non-Independent (1)

Darryl White is Chief Executive Officer of BMO Financial Group. He was appointed on November 1, 2017. Mr. White is a director of BMO Financial Corp., the bank’s U.S. holding company, since 2016. Mr. White is a member of the Catalyst Canada Advisory Board and is a past member of the Advisory Council of Women in Capital Markets. He is a longstanding volunteer with the United Way of Greater Toronto and York Region, and currently serves on the organization’s Campaign Cabinet as Sector Chair, Finance. He was honoured by the United Way of New York City in 2016. Mr. White serves as a director of the amalgamated network that includes St. Michael’s Hospital, St. Joseph’s Healthcare and Providence Healthcare. Mr. White is also a director of the Montreal Canadiens. He is a graduate of the University of Western Ontario’s Ivey Business School, and has completed the Advanced Management Program at the Harvard Business School.

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	Board of Directors*	4 of 4 (100%)	16 of 16 (100%)
	Audit and Conduct Review**	3 of 3 (100%)
	Governance and Nominating**	2 of 2 (100%)
	Human Resources**	3 of 3 (100%)
	Risk Review**	4 of 4 (100%)
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIP
	None		N/A

SECURITIES HELD
	Year	Shares (3)	Units (8)	Total of Shares and Units	Total Amount at Risk (5)	Minimum Required (9)	Amount Exceeding Minimum Required (9)
	2018	381	144,413	144,794	$ 14,076,873	$ 8,000,000	$ 6,076,873
*	Effective May 24, 2017, Mr. White was appointed to the Board of Directors.
**	During fiscal 2017, Mr. White attended Committee meetings, in full or in part as appropriate, at the request of the Committees but was not a member of any such Committee.

Bank of Montreal Management Proxy Circular	18

Don M. Wilson III Age: 70 Vero Beach, Florida United States Director Since: 2008 Independent (1) 2017 Votes for: 99.38%

Don M. Wilson III, a Corporate Director, retired from JP Morgan Chase & Co., a U.S. bank, in 2006 where he had served as the bank’s first Chief Risk Officer. He was also a member of the bank’s Executive Committee and Operating Committee. He serves as director and Vice Chairman of Goodwill Industries of Greater New York and Northern New Jersey, Inc. a non-profit organization. Mr. Wilson’s career experiences at JPMorgan included major divisional management responsibilities in New York, London, and Tokyo in corporate finance, investment banking, and capital markets. He graduated from Harvard University in 1970 (AB cum laude) and from the Tuck School at Dartmouth College in 1973 (MBA).

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	Board of Directors	10 of 10 (100%)	30 of 30 (100%)
	Governance and Nominating	5 of 5 (100%)
	Human Resources	7 of 7 (100%)
	Risk Review (Chair)	8 of 8 (100%)
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIP
	Ethan Allen Interiors Inc.	2010 – 2013

SECURITIES HELD
Year	Shares (3)	Deferred Share Units (DSUs) (4)(10)	Total of Shares and DSUs	Total Amount at Risk (5)	Minimum Required (6)	Amount Exceeding Minimum Required (6)	Total Amount at Risk as a Multiple of Annual Retainer (7)
2018	13,500	42,107	55,607	$ 5,406,113	$ 600,000	$ 4,806,113	25.1
2017	13,500	37,457	50,957	$ 5,028,437	$ 600,000	$ 4,428,437	25.1
Net Change	—	4,650	4,650	$ 377,676		$ 377,676	—
VALUE OF TOTAL COMPENSATION RECEIVED IN FISCAL 2017
$310,000 ($310,000 in DSUs)

(1)	“Independent” refers to the Board’s determination of whether a director is “independent” under the standards adopted by the Board as described under the heading “Director Independence” on page 37. Mr. White is not independent under the standards as he is an executive of the Bank.
(2)	Intentionally Omitted
(3)	“Shares” refers to the number of Shares beneficially owned, or over which control or direction is exercised, by the nominee as at February 5, 2018 and February 6, 2017, the respective information dates of this, and last year’s management proxy circulars.
(4)	“DSUs” refers to the number of deferred share units held by the nominee under the Deferred Share Unit Plans referenced on page 26 as at February 5, 2018 in respect of 2017 and February 6, 2017 in respect of 2016.
(5)	The “Total Amount at Risk” is determined by multiplying the number of Shares, DSUs and Units held by each nominee as at February 5, 2018 in respect of 2017 and February 6, 2017 in respect of 2016 by the closing price of the Shares on the Toronto Stock Exchange (“TSX”) on each such date ($97.22 and 98.68, respectively).
(6)	“Minimum Required” refers to the minimum value of Shares and/or DSUs the director is required to hold under the Board’s share ownership requirements. Under the fee structure adopted as of fiscal 2012, non-employee directors are required to hold at least eight times the cash portion of their annual retainer fee in Shares or DSUs. This is equivalent to the amount required under the prior fee structure which required Share and/or DSU holdings of at least six times the annual retainer. Newly appointed board members would be expected to build up the minimum share ownership requirement over time, which is accelerated by all remuneration being required to be paid in DSUs or in Shares until the requirement is met. See page 25.
(7)	“Total Amount at Risk as a Multiple of Annual Retainer” is determined by dividing “Total Amount at Risk” by the aggregate of the cash retainer and equity portion of the annual director fee ($215,000 under the current fee structure – see page 25 “Directors’ Compensation and Attendance”).
(8)	“Units” refers to the number of deferred share units under the Bank’s Deferred Share Unit Plan for Executives, and restricted share units and performance share units under the Bank’s Mid-Term Incentive Plan for Executives held by Mr. White as at February 5, 2018. Note that Mr. White was not entitled to receive DSUs under the directors’ Deferred Share Unit Plans referenced on page 26.
(9)	Mr. White’s share ownership requirements as an executive of the Bank are described under “Executives are required to have an equity stake” on page 80. Requirements are determined as a multiple of base salary.
(10)	The market or payout values of vested share-based awards (“DSUs”) not paid out or distributed as at October 31, 2017 using the closing Share price on the TSX on that date ($98.83) were: Jan M. Babiak ($1,522,575), Sophie Brochu ($1,966,915), George A. Cope ($3,666,297), Christine A. Edwards ($2,584,997), Martin S. Eichenbaum ($708,413), Ron H. Farmer ($5,859,334), Linda S. Huber ($83,511), Eric R. La Flèche ($1,590,471), Lorraine Mitchelmore ($708,413), Philip S. Orsino ($7,539,247), J. Robert S. Prichard ($9,476,018) and Don M. Wilson III ($4,161,435).

19	Bank of Montreal Management Proxy Circular

Continuing Education and Skills

Continuing Education

All directors are required to continuously advance their knowledge of the Bank’s business, the financial services sectors in which it operates, emerging trends and issues and significant strategic initiatives.

To assist directors in understanding their responsibilities and updating their knowledge of issues affecting our businesses, we provide directors with an ongoing education program. The Bank’s Governance and Nominating Committee is responsible for (i) overseeing the orientation program for new directors and committee members with respect to their Board responsibilities, the role of the board and its committees and the contribution individual directors are expected to make, and (ii) overseeing the programs for providing continuing education for all directors and committee members.

On an ongoing basis, the Bank provides many opportunities for directors to read and hear about specialized and complex topics relevant to the Bank’s operations, and to make site visits. In particular, directors:

•	receive timely access to comprehensive materials and relevant information prior to each Board and committee meeting;
•	receive regular deep dive presentations on relevant topics, including technology and technological innovation; and
•	have full access to our senior management and employees and participate in our Executives Meet Directors Program.

During the 2017 fiscal year, directors participated in educational sessions and roundtable sessions and received educational materials on the topics outlined below. They also received quarterly and ad hoc briefings on regulatory developments.

Quarter	Topic	Audience (Board/ Committee)
Q1 2017	Anti-Money Laundering (“AML”) Annual Training	Board	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
	Changing Political & Legislative Landscape	Board	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
	AML: Investigation Teams Overview	Audit and Conduct Review	✓	✓		✓	✓	✓			✓	✓
	Financial Institutions Sector Update	Risk Review	✓			✓	✓		✓	✓		✓	✓
	U.S. Public Finance	Risk Review	✓			✓	✓		✓	✓		✓	✓
	Derivatives Portfolio Update	Risk Review	✓			✓	✓		✓	✓		✓	✓
	IFRS 9 Education	Joint Audit and Conduct Review and Risk Review	✓	✓		✓	✓	✓	✓	✓	✓	✓	✓

*	attended as a guest of the Audit and Conduct Review Committee

Bank of Montreal Management Proxy Circular	20

Quarter	Topic	Audience (Board/ Committee)
Q2 2017	Cyber Security – Current Environment	Board	✓	✓	✓	✓	✓		✓	✓	✓	✓	✓	✓
	Reading: Putting customer experience at the heart of next-generation operating models	Board	✓	✓	✓	✓	✓		✓	✓	✓	✓	✓	✓
	Canadian Banks – In Branch Sales Practices	Board	✓	✓	✓	✓	✓		✓	✓	✓	✓	✓	✓
	AML: An overview of Third Party Payment Processors	Audit and Conduct Review	✓	✓		✓	✓		✓			✓	✓
	Risk Culture – Sales Practices	Human Resources			✓	✓			✓		✓		✓
	Auto and Motor Vehicle Distribution	Risk Review	✓			✓	✓			✓	✓		✓	✓
	Wealth Management Risk Discussion	Risk Review	✓			✓	✓			✓	✓		✓	✓
	Global Structured Products Review	Risk Review	✓			✓	✓			✓	✓		✓	✓
	Reinsurance Review	Risk Review	✓			✓	✓			✓	✓		✓	✓
	Real Estate Secured Lending	Risk Review	✓			✓	✓			✓	✓		✓	✓
Q3 2017	Reading: Banking Sector – In Depth Research	Board	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
	AML: An overview of Financial Technology	Audit and Conduct Review	✓	✓		✓	✓	✓				✓	✓
	Compliance Education on FCAC Expectations and the Community Reinvestment Act	Audit and Conduct Review	✓	✓		✓	✓	✓				✓	✓
	Settlements and Payments Update	Risk Review	✓			✓	✓		✓	✓	✓		✓	✓
	Canadian Real Estate Secured Lending	Risk Review	✓			✓	✓		✓	✓	✓		✓	✓
Q4 2017	Reading: Next Crash Risk is hiding in plain sight	Board	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
	Reading: Corrections are the necessary wildfires of financial markets	Board	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
	Reading: When two worlds collide	Board	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
	Reading: Ethically enhanced due diligence and human trafficking	Board	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
	AML: An overview of terrorist financing and the associated risks	Board	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
	Reading: Why can’t my bank be more like Amazon?	Board	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓

21	Bank of Montreal Management Proxy Circular

Quarter	Topic	Audience (Board/ Committee)
	Reading: Is fintech a threat to Canadian banks?	Board	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
	AML: Recent AML/ATF and Sanctions Penalties and Corresponding Learnings	Audit and Conduct Review	✓	✓		✓	✓	✓				✓	✓
	Real Estate Secured Lending (Canada)	Risk Review	✓			✓	✓		✓	✓	✓		✓	✓
	Cyber Security	Joint Audit and Conduct Review and Risk Review	✓	✓		✓	✓	✓	✓	✓	✓	✓	✓	✓

*	attended as a guest of the Audit and Conduct Review Committee
**	appointed to the Board of Directors effective April 4, 2017

Bank of Montreal Management Proxy Circular	22

In 2013, the Governance and Nominating Committee oversaw the implementation of an online director education program (the Board Learning App), developed in conjunction with the Bank’s Institute for Learning, consisting of didactic and self-directed learning via electronic medium. Launched in April 2013, this learning application responds to the need for continuous financial industry and risk learning in support of the complex and evolving role of the Board of Directors at the Bank.

In 2017 the Board Learning App was redesigned to align with the expectations of modern learners and to provide the Board of Directors a greater variety of learning resources, on a broader range of topics and more frequently. The content framework for the learning application consists of 6 core topic pillars: (1) financial; (2) customer/client; (3) risk; (4) regulatory; (5) change; and (6) people.

As part of the redesigned platform, directors are provided with internal and external educational materials related to each of the six content areas. The content is curated by subject-matter-experts (SMEs) from across the Bank. SMEs and content providers also play a role in setting the context for the way material is presented. The learning application is updated quarterly with new resources, building on additional topics as they relate to the six core areas and the Bank’s strategic priorities. In 2017, directors were provided with the following educational materials through the Board Learning App:

Internal or External Material	Topics	Audience
Internal

•  Financial Technology: AML Risks and Opportunities

•  Risk Governance Framework Summary

•  Sanctions Compliance: The Evolution of Sanctions, Including the Use of Sectoral and Secondary Sanctions

•  Key Risk Metrics for 2018

•  An Overview of Terrorist Financing and the Associated Risks

All Board members
External

•  The Top Financial Services Issues for 2017

•  Artificial Intelligence and Digital Labour in Financial Services

•  Running the Business Through Your Customers’ Eyes

•  Marketplace Lending 2.0: Bringing on the Next Stage in Lending

•  5 Reasons Why Data Governance Matters to Data-Driven Marketers

•  Practical Examples of How Blockchains are Used in Banking and the Financial Services

All Board members

The following mandatory and recommended training was also made available to the full Board through the Board Learning App:

•	Essentials of Risk Management
•	Risk Reference Library (Supplement to Essentials of Risk Management)
•	AML Training for the Board of Directors
•	Volcker Rule Essentials for the Board of Directors

In addition, directors are encouraged to participate in relevant external education seminars and in 2017 many did.

23	Bank of Montreal Management Proxy Circular

Skills Matrix

Non-employee directors confirm their skills and experience in February of each year. The information is used to assess the overall strength and diversity of the Board, as shown below:

Executive Leadership (a)	✓	✓	✓	✓		✓	✓	✓	✓	✓	✓	✓	✓
Other Board Experience (b)	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Financial Services (c)	✓			✓	✓	✓		✓					✓
Accounting and Finance (d)	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Investment Banking/Mergers & Acquisitions (e)	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Risk Management (f)	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Human Resources (g)	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Corporate Responsibility/Sustainability (h)	✓	✓	✓				✓		✓	✓	✓	✓
Legal (i)				✓					✓			✓
Strategic Planning (j)	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Retail (k)	✓	✓	✓	✓				✓	✓		✓
Information Technology & Security (l)	✓		✓			✓		✓	✓	✓
Public Policy (m)	✓	✓	✓	✓	✓			✓		✓		✓

(a)	Experience as a senior executive/officer of a publicly listed company or major organization.
(b)	Served as a board member of a public, private or non-profit entity.
(c)	Oversight, advisory or operational experience in the financial services industry other than serving as a director of the Bank.
(d)	Knowledge of and experience with financial accounting and reporting, corporate finance and familiarity with internal financial/accounting controls, Canadian or U.S. Generally Accepted Accounting Principles and/or International Financial Reporting Standards.
(e)	Experience with investment banking or mergers and acquisitions.
(f)	Knowledge of, and experience with internal risk controls, risk assessments and reporting.
(g)	Experience with benefit, pension and compensation programs (in particular, executive compensation programs).
(h)	Understanding and experience with corporate responsibility practices and the constituents involved in sustainable development practices.
(i)	Experience as a lawyer either in private practice or in-house with a publicly listed company or major organization.
(j)	Experience in the development and implementation of a strategic direction of a large organization.
(k)	Experience as a senior executive in a major products, services or distribution company.
(l)	Experience or knowledge relating to the information technology and security needs of a major organization.
(m)	Experience in the workings of government and public policy.

Bank of Montreal Management Proxy Circular	24

Directors’	Compensation and Attendance

Directors’ Compensation – Fiscal 2017

Starting in fiscal 2012, the Board adopted a flat fee structure for director compensation. The flat fee structure is simpler to administer and disclose and aligns better with the job of being a director of the Bank. A director’s duty is to be available to assist and represent the Bank 365 days a year. Attendance at meetings is an important part of that but not the whole job. Providing advice outside of meetings, identifying opportunities for the Bank and generally being attentive to the best interests of the Bank at all times, including meeting increased regulatory requirements, are important elements of the role of the director. A flat fee structure better compensates for this responsibility.

Description of fee (a)	Amount
Annual retainer fee (including membership on one committee)	$215,000 ($140,000 in DSUs and $75,000 in cash) (b)
Fee for each additional committee membership in excess of one	$15,000
Fee for each special Board meeting in excess of five per year	$2,000
Fee for each special committee meeting in excess of five per year	$1,500
Chair retainer fees:
Chairman of the Board	$400,000 per year ($150,000 in DSUs and $250,000 in cash) (b)(c)
Audit and Conduct Review Committee	$50,000 per year
Governance and Nominating Committee	$25,000 per year
Human Resources Committee	$50,000 per year
Risk Review Committee	$50,000 per year
Directors receive a $15,000 annual travel allowance where their principal residence is (i) 2 or more time zones away from Toronto; or (ii) across a border from Canada.

(a)	We only pay non-employee directors. They are also reimbursed for expenses incurred in the course of carrying out their duties as a director.
(b)	Subject to election by directors to take all or a portion of the cash retainer in additional DSUs (Deferred Share Units) or Shares – see below.
(c)	Includes the directors’ annual retainer fee and all committee membership fees.

Directors’ Compensation and Required Share Ownership

Each non-employee director must hold at least eight times the cash portion of the annual director retainer in Shares and/or DSUs based on the greater of the following: (i) the closing price of the Shares at the end of the fiscal year and (ii) their acquisition cost (for Shares) or value at the time credited (for DSUs). Newly appointed Board members would be expected to build up the minimum share ownership requirement over time, which is accelerated by all remuneration being required to be paid in DSUs or in Shares until the requirement is met.

Directors must receive a minimum of $140,000 of their $215,000 annual retainer fee in DSUs. The Chairman of the Board must receive a minimum of $150,000 of his $400,000 annual retainer fee in DSUs. Directors may also elect to take all or a part of the cash portion of their annual retainer in additional DSUs or Shares. This election also applies to any fees for chair retainers, committee memberships, special meetings and travel allowance. For 2017, all non-employee directors who served in fiscal 2017 elected to receive all of their remuneration in DSUs, except for Ms. Huber who elected to receive all of her non-equity remuneration in Shares.

Shares and DSUs Owned by Non-employee Directors

February 5, 2018:

•	Total Shares: 106,686
•	Total DSUs: 403,940
•	Total Value of Shares: $10,372,013
•	Total value of DSUs: $39,271,047
•	Total value of Shares and DSUs: $49,643,060

(based on the closing price of Shares on the TSX of $97.22 on February 5, 2018).

25	Bank of Montreal Management Proxy Circular

As at October 31, 2017, all non-employee directors met the minimum share ownership requirement, except for Ms. Huber who joined the board on April 5, 2017.

What are Deferred Share Units (DSUs)?

DSUs (or deferred share units) are ownership interests that have the same economic value as Shares. Non-employee directors of the Bank and its subsidiary, BMO Financial Corp., receive DSUs under the terms of their respective DSU plans. The DSUs vest immediately, and accrue dividend equivalents when dividends are paid on Shares. Directors are not paid out their DSUs until they leave the Board and the boards of all Bank affiliates. At that time, they may receive payment for their DSUs in cash or in Shares purchased on the open market.

Directors’ Compensation for Fiscal 2017

The following table sets out compensation paid by the Bank and BMO Financial Corp. to non-employee directors who served as directors during fiscal 2017.

	Board Retainer ($)
Director	Cash ($)	Stock Based Compensation (DSUs) ($)	Chair Retainer ($)		Additional Committee Fees ($)	Travel Fees ($)	Other Fees ($)	Total ($)	Portion of cash fees taken in DSUs (%)	Total DSUs value vested or earned ($) (a)
Janice M. Babiak	75,000	140,000			15,000	15,000		245,000	100	245,000
Sophie Brochu	75,000	140,000						215,000	100	215,000
George A. Cope	75,000	140,000			15,000			230,000	100	230,000
Christine A. Edwards (b)	75,000	140,000	25,000		30,000	15,000		285,000	100	285,000
Martin S. Eichenbaum	75,000	140,000			15,000	15,000		245,000	100	245,000
Ronald H. Farmer (b)	75,000	140,000	50,000		30,000			295,000	100	295,000
Linda S. Huber (c)	43,048	80,356				8,610		132,014	0 (d)	80,356
Eric R. La Flèche	75,000	140,000						215,000	100	215,000
Lorraine Mitchelmore	75,000	140,000			15,000	15,000		245,000	100	245,000
Philip S. Orsino (b)	75,000	140,000	50,000		15,000			280,000	100	280,000
J. Robert S. Prichard (b)	—	—	400,000	(e)			174,491 (f)	574,491	100	574,491
Don M. Wilson III (b)	75,000	140,000	50,000		30,000	15,000		310,000	100	310,000
Total									Total fees paid in DSUs: $3,219,847 Total fees paid in Shares: $51,658 Total fees paid in cash: 0

(a)	Includes the value at grant date of compensation paid in fiscal 2017 in the form of DSUs, but does not include dividends paid in fiscal 2017 in the form of additional DSUs on each director’s aggregate DSU holdings accumulated in 2017 and during the course of service as a director.
(b)	Ms. Edwards is Chair of the Governance and Nominating Committee. Mr. Farmer is Chair of the Human Resources Committee. Mr. Orsino is Chair of the Audit and Conduct Review Committee. Mr. Prichard is Chairman of the Board. Mr. Wilson is Chair of the Risk Review Committee.
(c)	Effective April 4, 2017, Ms. Huber was elected as a member of the Board of Directors. Effective April 4, 2017, Mr. Huber was appointed to the Audit and Conduct Review Committee.
(d)	Ms. Huber elected to receive all of her non-equity remuneration ($51,658 in total in fiscal 2017) in the form of Shares.
(e)	Includes the director annual retainer fee and all committee membership fees. The Chairman of the Board receives a minimum of $150,000 of his $400,000 annual retainer fee in DSUs.
(f)	Mr. Prichard earned US$135,000 in compensation for serving as a director of BMO Financial Corp. Such amount was paid in US dollars and converted to Canadian dollars for purposes of this disclosure at the rate of exchange at the grant dates of US$1.3187 = Cdn$1.00 at January 16, 2017, US$1.3316 = Cdn$1.00 at April 17, 2017, US$1.2669 = Cdn$1.00 at July 17, 2017, and US$1.2529 = Cdn$1.00 at October 16, 2017. Mr. Prichard took this full amount in DSUs.

Bank of Montreal Management Proxy Circular	26

Compensation from Subsidiaries/Affiliates

From time to time, non-employee Bank directors serve as directors of subsidiaries and affiliates of the Bank. They are paid for their services and reimbursed for travel and other expenses incurred in attending Board and committee meetings. During fiscal 2017, Mr. Prichard was the only non-employee Bank director who was paid for serving as a director of a Bank subsidiary or affiliate. Mr. Prichard was a director of BMO Financial Corp., our U.S. bank holding company. Mr. Prichard took his annual retainer fee of US$135,000 in DSUs, pursuant to a plan offered to directors of BMO Financial Corp.

Directors’ Attendance for Fiscal 2017

The table below shows a summary of directors’ attendance for fiscal 2017.

Summary of Attendance of Directors	Board (10 meetings)		Audit & Conduct Review Committee (6 meetings)		Governance & Nominating Committee (5 meetings)		Human Resources Committee (7 meetings)		Risk Review Committee (8 meetings)		TOTAL
	#	%	#	%	#	%	#	%	#	%	%
BABIAK	10	100	6	100	–	–	–	–	8	100	100
BROCHU	10	100	6	100	–	–	–	–	–	–	100
COPE	10	100	–	–	4	80	7	100	–	–	95
DOWNE (g)	10	100	6	100	5	100	7	100	8	100	100
EDWARDS	10	100	–	–	5	100	7	100	8	100	100
EICHENBAUM	10	100	6	100	–	–	–	–	8	100	100
FARMER (a)(b)	10	100	3	100	5	100	7	100	4	100	100
HUBER (c)(d)	4	100	3	100	–	–	–	–	–	–	100
LA FLÈCHE	8	80	–	–	–	–	–	–	7	88	83
MITCHELMORE	10	100	–	–	–	–	7	100	8	100	100
ORSINO	10	100	6	100	5	100	–	–	–	–	100
PRICHARD (f)	10	100	6	100	5	100	7	100	8	100	100
WHITE (e)(g)	4	100	3	100	2	100	3	100	4	100	100
WILSON III	10	100	–	–	5	100	7	100	8	100	100
Average Percentage		99%		100%		98%		100%		99%	98%

Notes

(a)	Effective April 4, 2017, Mr. Farmer ceased to be a member of the Audit and Conduct Review Committee.
(b)	Effective April 4, 2017, Mr. Farmer became a member of the Risk Review Committee.
(c)	Effective April 4, 2017, Ms. Huber was appointed to the Board of Directors.
(d)	Effective April 4, 2017, Ms. Huber became a member of the Audit and Conduct Review Committee.
(e)	Effective May 24, 2017, Mr. White was appointed to the Board of Directors.
(f)	Mr. Prichard attended all meetings as a guest of the Audit and Conduct Review Committee in 2017.
(g)	Messrs. Downe and White attended meetings as a guest of the respective committee in 2017.

More Disclosure About our Directors

To the Bank’s knowledge, as at February 5, 2018 or within the last 10 years, no nominee director of the Bank is or has:

(a)	been a director, chief executive officer or chief financial officer of any company (including the Bank):
(i)	subject to an order (including a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation) for a period of more than 30 consecutive days, that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or
(ii)

subject to an order (including a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation) for a period of more than 30 consecutive days, that was issued after the proposed

27	Bank of Montreal Management Proxy Circular

director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or
(b)	been a director or executive officer of any company (including the Bank), that while that person was acting in that capacity, or within a year of the person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or
(c)	become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the nominee director, except as follows:

Philip Orsino, a director of the Bank, was a director of CFM Corporation from July 2007 until he resigned in March 2008. In April 2008, CFM filed for protection under the Companies’ Creditors Arrangement Act.

Bank of Montreal Management Proxy Circular	28

Corporate Governance

Bank of Montreal embraces high standards of corporate governance, which reflect not only applicable legal and regulatory requirements but also evolving best practices. We believe sound corporate governance is the foundation for responsible business behaviour towards our key stakeholders. For a complete discussion of our corporate governance practices, please refer to our Statement of Corporate Governance Practices starting on page 36.

This section includes reports of the Audit and Conduct Review Committee, the Governance and Nominating Committee, the Human Resources Committee and the Risk Review Committee, summarizing the responsibilities of the committees of the Board and highlighting key accomplishments in 2017.

Report of the Audit and Conduct Review Committee

Members: Philip Orsino (Chair), Jan Babiak, Sophie Brochu, Dr. Martin S. Eichenbaum, and Linda Huber

The Board has determined that each member of the Audit and Conduct Review Committee is “financially literate”, as such term is defined under the rules of the Canadian Securities Administrators and the Securities and Exchange Commission (“SEC”) and New York Stock Exchange (“NYSE”) and National Association of Securities Dealers Automatic Quotation System (“NASDAQ”) standards and that Mr. Orsino, Ms. Babiak and Ms. Huber are “Audit Committee Financial Experts” as such term is defined under SEC rules.

Primary Responsibilities: The Audit and Conduct Review Committee is responsible for assisting the Board in fulfilling its oversight responsibilities for the integrity of the Bank’s financial reporting; the effectiveness of the Bank’s internal controls; the independent auditor’s qualifications, independence and performance; the Bank’s compliance with legal and regulatory requirements; transactions involving related parties; conflicts of interest and confidential information; and standards of business conduct and ethics. In addition, the Committee acts as the audit and conduct review committee of certain designated subsidiaries.

2017 Highlights

As part of or in addition to fulfilling each of its responsibilities as outlined in its mandate, the Committee:

Financial Reporting and Internal Controls

•	Recommended for approval by the Board the Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards and related Management’s Discussion and Analysis, financial releases, and the Annual Information Form.
•	Evaluated the appropriateness of the Bank’s accounting and financial reporting and the effectiveness of the Bank’s internal control framework, in keeping with the Committee’s ongoing assessment of the effectiveness of the Bank’s oversight functions.
•	Reviewed regular reports on the Bank’s IRFS 9 Adoption Program.
•	Approved Auditor Independence, Disclosure, and Financial Governance policies.
•	Reviewed and approved the finance functions budget and resources for fiscal 2017.
•	Reviewed the performance of the Chief Financial Officer for fiscal 2017.

Internal Auditor

•	Reviewed the independence and performance of the Chief Auditor and the Corporate Audit function and approved the Corporate Audit function’s budget and audit plan for fiscal 2018, including organizational structure, resource plan and strategic priorities.
•	Approved the Corporate Audit Mandate.

Shareholders’ Auditors

•	Reviewed the independence and performance of the Shareholders’ Auditors, and approved the audit plan for fiscal 2018, including resources and qualifications.
•	Reviewed regulatory expectations of audit committees related to external auditors.
•	Conducted an annual assessment of the Shareholders’ Auditors, as recommended by the Chartered Professional Accountants Canada/Canadian Public Accountability Board and the Basel Committee on Banking Supervision relating to audit quality.

29	Bank of Montreal Management Proxy Circular

Legal, Regulatory and Compliance

•	Reviewed the effectiveness of the key controls through which legal and regulatory risk is managed, including reports on significant legislative and regulatory developments, significant litigation, compliance with banking law and regulatory matters, material transactions with related parties, and the Bank’s whistleblowing regime.
•	Monitored current market issues and legal and regulatory developments having an impact on the Bank’s operations and material correspondence with regulators.
•	Received reports from management regarding the Bank’s regulatory capital ratios.
•	Reviewed regular reports on Technology and Operations projects, including those related to evolving information security risks and mitigation plans, major Bank projects, risk management and regulatory matters.
•	Approved the Committee’s Charter, orientation program for new Committee members, the Compliance function’s mandate, organizational structure and budget for fiscal 2018, the Regulatory Risk Appetite Statement, and the Volcker Rule Compliance Program.
•	Recommended the Board’s approval of revisions to BMO’s Code of Conduct; and approved the Bank’s Environmental, Social and Governance Report and Public Accountability Statement.
•	Reviewed the performance of the General Counsel and Chief Compliance Officer for fiscal 2017.

Anti-Money Laundering / Anti-Terrorist Financing and Sanctions Measures (collectively “AML Program”)

•	Reviewed the effectiveness of the key risk controls, objectives, and outcomes of the AML Program, including reports on legislative and regulatory developments, result of regulatory examinations and audits, training, customer due diligence, sanctions compliance, risk assessment, and mandatory reporting requirements.
•	Approved the AML Program Corporate Policy, the Chief Anti-Money Laundering Officer’s Mandate, and AML Risk Appetite Statement.
•	Reviewed and approved the AML Program annual report, strategy and budget for fiscal 2018.
•	Reviewed the performance of the Chief Anti-Money Laundering Officer for fiscal 2017.

Subsidiary Oversight

•	Continued to act as Audit and Conduct Review Committee of designated subsidiaries of Bank of Montreal.
•	Recommended for approval by the Board the Consolidated Financial Statements of designated subsidiaries of Bank of Montreal.

The Committee met routinely in private with each of the Shareholders’ Auditors, Chief Auditor, General Counsel, and the Chief Anti-Money Laundering Officer without management present. The Committee also held two joint meetings with the Risk Review Committee.

The Committee is satisfied that it has fulfilled its mandate for the year ended October 31, 2017. The mandate is contained in the Committee’s Charter at www.bmo.com/corporategovernance.

Philip S. Orsino

Chair

Bank of Montreal Management Proxy Circular	30

Report of the Governance and Nominating Committee

Members: Christine Edwards (Chair), George Cope, Ron Farmer, Philip Orsino, Robert Prichard, and Don Wilson III

Primary Responsibilities: The Governance and Nominating Committee is responsible for developing governance principles and guidelines for the Bank, identifying and recommending candidates for election or appointment to the Board and managing the Bank’s process for orientation and assessment of the Board, Board committees and directors.

2017 Highlights

As part of or in addition to fulfilling each of its responsibilities as outlined in its mandate, the Committee:

Director Assessments and Board Composition

•	Evaluated the composition, size, tenure, competencies and skills of the Board, Board committees and Board committee members.
•	Undertook the annual assessment of the effectiveness of the Chairman of the Board, the Board, the Board committee chairs and each Board committee, and reviewed the continued suitability and effectiveness of the current assessment process. With input from the results of this assessment process, developed the annual objectives of the Chairman of the Board and the Committee Chair.
•	Oversaw the process whereby the Chairman of the Board and each Board committee chair developed annual objectives which are used in the above annual assessments.
•	Oversaw the peer review process for all existing directors and reviewed the overall results.
•	Recommended a nominee to stand for election as director at the Bank’s Annual and Special Meeting of Shareholders and recommended the Board committee members and chairs for appointment, including changes thereto during the year.
•	Performed the Annual Assessment of the Expertise and Experience of the Human Resources Committee.
•	Assessed the effectiveness of the Bank’s strategy session.

Governance Commitment

•	Reviewed the Bank’s system of corporate governance to ensure compliance with applicable legal and regulatory requirements. For a complete discussion of the Bank’s corporate governance practices, see the Statement of Corporate Governance Practices starting on page 36 of this circular or www.bmo.com/corporategovernance.
•	Assessed the independence, shareholdings and attendance of each director and supervised the assessment of the suitability of directors in accordance with applicable regulations.
•	Monitored the Bank’s practices related to governance against emerging best practices, including Board and Shareholder engagement matters.
•	Evaluated Shareholder proposals submitted for the Bank’s Annual and Special Meeting of Shareholders.
•	Approved the Bank’s corporate governance documents (including the Board Mandate, the Committee’s and Board committee Charters, Position Descriptions and the Board Approval/Oversight Guidelines and related policy).
•	Reviewed and recommended to the Board the Bank’s Proxy Access Policy.

Director Education

•	Coordinated issues-based discussions for director education purposes, including in respect of technology, cyber security and data analytics.
•	Continued the development and effective use of the online director education program developed in conjunction with the Bank’s Institute for Learning consisting of didactic learning via electronic medium and self-directed learning.
•	Reviewed and refreshed the orientation programs for new directors and Board committee members, and monitored the progress of orientation for a new Board member.
•	Oversaw deep dives related to information technology (including fintech) and information security to support the Board of Directors’ oversight responsibility with respect to technology and strategy.

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•	Developed for 2017-2018 a program of board topics addressing future trends in technology and data, customer experience, digitization, IT risk management and delivering impact from IT investments.

Subsidiary Oversight

•	Reviewed the Bank’s Legal Entity Framework related to subsidiary governance oversight.

Succession Planning and Director Compensation

•	Subsequent to the Annual and Special Shareholder meeting held on April 4, 2017, undertook a rigorous search process to identify additional director candidates, which process is continuing.
•	Performed the annual review of director compensation and proposed no changes.

The Committee met at each meeting without management being present.

The Committee is satisfied that it has fulfilled its mandate for the year ended October 31, 2017. The mandate is contained in the Committee’s Charter at www.bmo.com/corporategovernance.

Christine A. Edwards

Chair

Report of the Human Resources Committee

Members: Ron Farmer (Chair), George Cope, Christine Edwards, Lorraine Mitchelmore, Robert Prichard, and Don Wilson III

As required by its Committee Mandate, members of this Committee have, or must acquire within a reasonable period of time following their appointment, a thorough understanding of issues relating to human resources and compensation, so they can fully contribute to achieving the Committee’s objectives. The Governance and Nominating Committee completed an annual review of the Committee’s membership in August 2017, and concluded that the Committee has an appropriate level of expertise and experience related to risk management for financial institutions and compensation practices.

Primary Responsibilities: The Human Resources Committee oversees human resources strategies, including compensation and talent management.

2017 Highlights

As part of or in addition to fulfilling each of its responsibilities as outlined in its mandate, the Committee:

Talent and Succession Planning

•	With the retirement of CEO William A. Downe, executed on our most critical succession plan by appointing Darryl White to be the Bank’s next CEO.
•	Reviewed and/or recommended Senior Executive appointments and reassignments including the appointment of Cameron Fowler as President, North American Personal and Business Banking.
•	Established new leadership mandates and organization structure for key roles that reflect our strategy and commitment to diversity and high performance teams. In 2017, the representation of women in senior leadership roles rose to 40%, leading the way among Canada’s chartered banks. BMO also won the 2017 Catalyst Award for accelerating diversity and inclusion.
•	Completed the annual review of BMO’s senior leadership population and pipeline – including succession plans for the new CEO and Senior Executive roles, leadership development commitments, progress and achievements against diversity goals.
•	Hosted several “Executives Meet Directors” sessions where directors met with key business leaders.
•	Reviewed newly established “Vision 2020” multi-year diversity and inclusion goals that will continue to ensure diversity in our leadership ranks and talent pipeline, foster a culture of inclusion and further strengthen BMO’s position as a leader in the marketplace.

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•	Reviewed results from the annual employee survey (BMOPulse) to assess employee engagement levels and feedback, and BMO’s competitive position compared to leading companies. The review also included recommendations for key areas of focus.
•	Reviewed talent acquisition road map and practices including enterprise strategies to ensure BMO continues to attract and retain the right talent at the right pace for the business.

Compensation Oversight and Governance

•	Confirmed that BMO’s compensation programs continue to align with the Bank’s risk appetite framework, the Financial Stability Board’s Principles for Sound Compensation Practices, OSFI’s requirements and the requirements of other jurisdictions BMO operates in.
•	Worked with BMO Financial Corp.’s (U.S.) Human Resources Committee to align its compensation programs with the U.S. Federal Reserve’s Guidance on Sound Incentive Compensation Policies.
•	Reviewed and approved an updated governance structure and compensation framework in the UK to align with the additional regulatory requirements associated with the increase in the size of the UK business operation.
•	Reviewed changes to compensation plans considered material by BMO’s control functions (see page 110) with an independent advisor, and concluded that the plan designs do not encourage excessive or inappropriate risk-taking.
•	Reviewed the Bank’s non-material compensation plans.
•	Reviewed BMO’s retail sales processes and practices.
•	Reviewed the Bank’s separation and retirement practices.
•	Reviewed the performance and independence of the Committee’s independent advisor.
•	Met with shareholder advisors and other representatives of institutional advisors to discuss BMO’s compensation program.

CEO and Senior Executive Compensation

•	Reviewed reports on CEO pay for performance and determined that CEO pay is aligned to Bank and individual performance.
•	Assessed the CEO’s performance against his objectives for the past fiscal year, reviewed the assessment with the Board, and recommended his compensation to the independent members of the Board for approval.
•	Reviewed annual performance assessments submitted by the CEO for BMO’s most senior executives and approved their compensation, and the compensation of the heads of other oversight functions.
•	Reviewed goals for fiscal 2018 for the new CEO, BMO’s most senior executives and heads of other oversight functions.
•	Reviewed and approved incentive compensation for top earning employees and executives.

Other Strategic Matters

•	Approved performance targets for the executive incentive plans for fiscal 2018, ensuring continued alignment with BMO’s business strategy, annual goals and good governance.
•	Conducted a comprehensive review of the Global Asset Management compensation plan to ensure alignment between incentive practices and business strategy, market practice, industry trends and regulatory requirements.

The Committee met at each meeting without management present. It also met with our independent compensation advisor without management present.

The Committee is satisfied that it has fulfilled its mandate for the year ended October 31, 2017. The mandate is contained in the Committee’s Charter at www.bmo.com/corporategovernance.

Ron Farmer

Chair

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Report of the Risk Review Committee

Members: Don M. Wilson III (Chair), Jan Babiak, Christine Edwards, Dr. Martin Eichenbaum, Ronald H. Farmer, Eric La Flèche, Lorraine Mitchelmore, and Robert Prichard

Primary responsibilities: The Risk Review Committee is responsible for assisting the Board in fulfilling its oversight responsibilities for the Bank’s identification and management of risk, adherence to risk management Corporate Policies, and compliance with risk-related regulatory requirements.

2017 Highlights

As part of or in addition to fulfilling each of its responsibilities as outlined in its mandate, the Committee:

Identification, Analysis and Management of Risk

•	Reviewed, and recommended for approval by the Board, the risk appetite framework, including the Risk Appetite Statement and Key Risk Metrics
•	Reviewed and approved the risk priorities and resource plan of the Bank’s risk management function.
•	Engaged management in in-depth discussions at each Committee meeting on risk management and risk strategies related to key businesses and products.
•	Reviewed and approved the Internal Capital Adequacy Assessment Plan, including enterprise-wide stress test results and the enterprise Economic Capital limits, and monitored the Bank’s quarterly capital position.
•	Considered the results and implications of sector-specific and enterprise-wide stress tests.
•	Reviewed the proposed exposure limits to be delegated to the Chief Executive Officer and recommended approval to the Board.
•	Reviewed the Bank’s credit, market, operational, model, liquidity and funding risk management processes and its enterprise risk management framework (ERM framework), including quarterly attestations, for such risks.
•	Regularly assessed the Bank’s credit, market, liquidity and funding risk positions against the Risk Appetite Statement and approved exposure limits.
•	Reviewed the quality and performance of the credit portfolio, including watchlist and impaired loans, and the provisions and allowances for credit losses.
•	Discussed top and emerging risks, reviewed performance against Key Risk Metrics and reviewed management action plans.
•	Engaged management in discussion of regulatory expectations and industry best practices in specific risk areas within the ERM framework.

Development of, and Adherence to, Risk Management Corporate Policies

•	Discussed and approved risk-related corporate policies, including the risk limits set forth therein.
•	Approved, ratified or reviewed exposures that exceeded prescribed risk limits.

Compliance with Regulatory Requirements

•	Periodically engaged regulators in discussions on key risks in the Bank.
•	Reviewed with management regulatory communications and discussed action plans.
•	Approved the Corporate Insurance Program.
•	Approved the Outsourcing Annual Report and reviewed the related Governance Framework.
•	Assessed the Chief Risk Officer’s performance for fiscal 2017 and approved the Chief Risk Officer’s mandate for fiscal 2018.
•	Reviewed and, where required, approved reports and presentations that were provided in satisfaction of regulatory requirements.
•	Reviewed the Bank’s Risk Data Aggregation and Risk Reporting (RDARR) framework, implementation progress and management assessment.

The Committee met regularly in private with the Chief Risk Officer, and in private with the CEO, and also without management being present. The Committee also held two joint meetings with the Audit and Conduct Review Committee.

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The Committee is satisfied that it has fulfilled its mandate for the year ended October 31, 2017. The mandate is contained in the Committee’s Charter at www.bmo.com/corporategovernance.

Don M. Wilson III

Chair

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Statement of Corporate

Governance Practices

At a glance

•	Our high corporate governance standards reflect emerging best practices and meet or exceed applicable legal, regulatory, Toronto Stock Exchange (“TSX”), New York Stock Exchange (“NYSE”) and NASDAQ requirements
•	We monitor regulatory changes and best practices in corporate governance to ensure we have leading governance practices
•	BMO is one of two winners of the Canadian Coalition for Good Governance’s 2017 Governance Gavel Award for Best Disclosure of Corporate Governance and Executive Compensation Practices

Overview

Good corporate governance is important – to our Shareholders, our customers, our employees, the communities we operate in – and to us. Being clear about our expectations around governance supports ethical conduct and allows us to do a better job running our business, and complying with the laws and standards that apply to us.

Good governance starts with our Board of Directors (“Board”). We get the Board composition and structure right by having well-informed people with diverse backgrounds, relevant experience, and independence from management. We gain from their expertise and pay them fairly in return. Directors serve on committees that specialize in key areas: audit and conduct review, governance and nominating, human resources, and risk review.

This document communicates our corporate governance practices to you, our Shareholder.

CORPORATE GOVERNANCE SNAPSHOT
Size of the Board	13	Director Tenure Policy	✓
Number of independent directors	12	Directors’ Conflict of Interest Policy	✓
All committee members are independent	✓	Board and committee chair term limits	✓
Directors are elected annually	✓	Director Share Ownership Guidelines	✓
Directors are elected individually (no slate voting)	✓	New Director Orientation	✓
Majority Voting Policy for the election of directors	✓	Continuing Director Development	✓
Annual advisory vote on approach to executive compensation	✓	Regular assessments of the Board and its committees	✓
The roles of Chairman and CEO are separate	✓	Code of Conduct rooted in our values	✓
Policy on Interlocking Directors	✓	Legal Entities Report and leading subsidiary governance practices	✓
Directors cannot hedge their BMO securities	✓	Non-executive directors cannot participate in BMO stock option plans	✓

I. Board Structure

At a glance

•	Our Board’s role is to enhance Shareholder value, through a rigorous approach to accountability, performance and corporate governance
•	Regular assessment of the Board helps ensure it has the appropriate number of members and diverse expertise to make effective decisions
•	The Board annually reviews written position descriptions for the Chairman of the Board (“Chairman”), the Chief Executive Officer (“CEO”), committee chairs, and directors

Role of our Board

The Board provides stewardship, including direction-setting and general oversight of the Bank’s management and operations to enhance Shareholder value. The Board’s Mandate, set out on

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pages 49 and 50, outlines its general responsibilities. The Board Approval/Oversight Guidelines define its roles and responsibilities, plus those of management and also specify accountability within the Bank. The Bank Act (Canada) requires certain important matters, such as approval of financial statements and dividends, be approved by the Board and not delegated to Board committees.

The Board oversees subsidiary operations, with the Governance and Nominating Committee receiving and reviewing an annual report of the Bank’s legal entity structure and current best practices to assist with this.

The Governance and Nominating Committee defines our approach to corporate governance. This committee reviews our corporate governance framework, guidelines and practices to ensure they meet or exceed industry and Shareholder expectations, the regulatory environment, and best practices.

Composition of our Board

The Board considers its size annually, while the Governance and Nominating Committee does so regularly. At the beginning of 2018, there were 13 directors on the Board and the Board has proposed an additional nominee, David Harquail. Factors that are considered in determining Board size include the ability to ensure a high level of engagement of Board members, a high quality of discussion with management, the calibre and scope of its members’ expertise, thoughtful director succession, and the ability to ensure Board committees have sufficient members and the required expertise. The Board has adopted a written Board Diversity Policy to facilitate more effective governance. In so doing, the Board positions itself to be made up of highly qualified directors whose diverse backgrounds reflect the changing demographics of the markets in which the Bank operates, the talent available with the expertise required, and the Bank’s evolving customer and employee base. A diverse Board helps us make better decisions. The Board Diversity Policy includes the goal that each gender comprise at least one-third of the independent directors, and the Governance and Nominating Committee considers this when undertaking the process of recruiting new Board members. The Board believes a relatively smaller Board size is more effective, while recognizing the need to maintain flexibility to address certain needs or opportunities as they arise. One additional person has been nominated, so the current 13 directors plus the additional nominee, David Harquail, will stand for election at the 2018 Shareholder meeting. The Board believes the Board’s proposed size of 14 directors will be appropriate and effective. The Board currently has five women directors, representing 41.7% of the 12 independent directors. If David Harquail is elected, 38.5% of the Board’s independent directors will be women.

Directors are elected for a term of one year. Between Annual Shareholder meetings, the Board may appoint additional directors. The Board believes that its current membership has the expertise, skills, geographic representation, diversity, and size to make effective decisions and staff Board committees appropriately.

Key Position Descriptions

The Board reviews position descriptions (available on our website) annually for the Chairman, committee chairs, and directors. The Board also develops the position description for the CEO, with the CEO’s input, which is approved annually by the Human Resources Committee.

II. Independence

At a glance

•	All nominees standing for election at the annual meeting of Shareholders are independent and unaffiliated, except Darryl White, CEO
•	The independent Chairman allows the Board to operate independently of management and provides leadership to the independent directors
•	In camera sessions, attended only by the independent directors, are held at every Board meeting and every committee meeting

Director Independence

The Board believes that it must be independent of management to be effective. The Board has adopted Director Independence Standards (“Standards”) to assess whether a director is

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independent. The Standards take into consideration the definition of affiliated persons under the Bank Act (Canada) and definitions of independence from the Canadian Securities Administrators (“CSA”) and NYSE. The Standards are available on our website.

The Board, with help from the Governance and Nominating Committee, uses the Standards to assess personal, business, and other relationships and dealings between directors and the Bank and between directors and the Bank’s affiliates. The Board considers biographical material, reports, and questionnaires completed by directors as well as Bank records and reports, and information on entities with which the directors are involved. The Board considers these relationships keeping in mind both the importance to the Bank and the importance to, and impact on, the people and organizations with which the director has relationships.

The Board considers a director independent if he or she does not have a material relationship with the Bank or any of its affiliates that could interfere with his or her exercise of independent judgment. Certain relationships (for example, being an officer of the Bank) automatically mean a director is not independent. The threshold for independence is higher for members of our Audit and Conduct Review Committee, as the CSA and NYSE require.

Darryl White has a material relationship with the Bank because he is the Bank’s CEO. Under the Bank Act (Canada), the Bank’s CEO must be a member of the Board. All other directors and nominees standing for election to the Board on April 5, 2018 are independent and unaffiliated. The Board’s policies limit the number of inside directors to two.

All members of the Audit and Conduct Review Committee meet the applicable additional Canadian and U.S. independence requirements for membership on public company audit committees. While the Bank has lending, banking, and other commercial arrangements with some of the directors and entities they have relationships with, the Board is satisfied that those directors are independent under the Standards.

Information on the director nominees standing for election is on pages 11 to 19, which includes other public company boards on which they serve, the value of their equity holdings in the Bank, and their attendance record for all Board and committee meetings in fiscal 2017.

Board Interlocks and Outside Board Memberships

The Governance and Nominating Committee monitors the outside boards on which our directors serve to determine if there are circumstances that would impact a director’s ability to exercise independent judgment and to confirm each director has enough time to fulfill his or her commitments to us. An interlock occurs when two or more Board members are also fellow board members of another public company. The Board has adopted a policy that no more than two directors may serve on the same public company board without the prior consent of the Governance and Nominating Committee. In considering whether or not to permit more than two directors to serve on the same board, that committee takes into account all relevant considerations including, in particular, the total number of Board interlocks at that time.

The only Board interlock is between George Cope and Sophie Brochu, who are both directors of Bell Canada and its parent, BCE Inc. The Board has determined this relationship does not impair the exercise of independent judgment by these Board members.

The following table sets out interlocking board memberships of the Bank’s directors.

Company Name	Director	Committee Membership (at other public company)
Bell Canada and BCE Inc.	Sophie Brochu	Corporate Governance Committee, Management Resources and Compensation Committee
	George Cope	N/A

Independent Chairman

The roles of Chairman and CEO are separate. The Chairman manages the Board’s affairs to ensure that the Board functions effectively and meets its obligations and responsibilities, including responsibilities to Shareholders. The position description for the Chairman, available on our website, sets out the Chairman’s key responsibilities, which include setting Board meeting agendas in consultation with the CEO and Corporate Secretary and chairing all Board meetings.

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The Chairman provides leadership to the directors and helps ensure the Board is independent from management. Each Board meeting includes time for independent directors to meet with the Chairman, without management present. Similar meetings also take place outside of Board meetings, discussion at which includes succession planning, risk management and strategy. Every Board committee meeting also has a scheduled session without management present.

The Board has a process for a change in the Chairman. That process is led by the current Chairman or, if he or she is being considered for reappointment, the chair of the Governance and Nominating Committee. The process includes identification of issues facing the Bank, individual consultations with all directors, as well as determination of the most appropriate process for the Board to make a final decision, which may involve deliberation and a vote if there is more than one person with significant support. Under current Bank policies, the normal term for the role of Chairman is five years with a possibility of renewal for up to three more years. The Chairman’s term was extended for two years until his scheduled retirement at the Bank’s 2019 Shareholder meeting.

Other Independence Mechanisms

The Chairman and each committee can engage outside consultants, paid for by the Bank, without consulting management. This helps ensure they receive independent advice as they feel necessary. Also, none of our Audit and Conduct Review Committee members may serve on more than three public company audit committees without Board approval.

III. Orientation and Continuing Education

At a glance

•  New directors learn about our business through BMO’s director orientation program, including one-on-one meetings with the heads of each of our principal business groups and corporate functions

•  The Governance and Nominating Committee is responsible for directors’ continuing education

Director Orientation

The Governance and Nominating Committee is responsible for orienting and educating new directors. The orientation program’s purpose is to (i) provide new directors with the information necessary to understand the financial industry and board operations; (ii) provide new directors with the historical background of the Bank, including the current issues and opportunities BMO Financial Group is facing; and (iii) facilitate a smooth transition for new directors into their roles as Board members. Upon joining the Board and as soon as possible within the first six months following appointment/election, new directors are provided an orientation by the Chairman of the Board, the chairs of the Board committees (as applicable) and the CEO in order to gain an understanding of the Bank’s history, culture, current status and strategic direction, including how the Bank differs from its peers. New directors also receive orientation material explaining our structure, director governance information, compliance requirements for directors, and corporate policies. The material provided also includes our bylaws, recent public disclosure documents, and agendas and minutes for Board and committee meetings for the preceding 12 months. New directors meet individually with the heads of each of our principal business groups and corporate functions to learn about our business.

Each Board committee also has an orientation program. New Board committee members receive orientation material for each committee on which they serve. New members also have individual meetings with the committee chair and the head of the supporting corporate group, as well as with other senior officers (as applicable).

Continuing Director Development

The Governance and Nominating Committee is responsible for the continuing education and development of our directors. Directors receive presentations on Bank operations throughout the year. They also receive materials and reading recommendations from the Chairman, committee chairs, and the CEO. Topics include corporate governance, executive compensation, financial reporting and strategy, succession planning, key accounting considerations, risk assessment, technology, cyber security and disclosure, and Canadian and U.S. securities law developments. Directors are also encouraged to participate in relevant external education seminars at our expense.

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The Governance and Nominating Committee, in conjunction with the Bank’s Institute for Learning, has developed a comprehensive and balanced online director education program consisting of didactic learning via electronic medium and self-directed learning. The Governance and Nominating Committee also coordinates issues-based discussions. Continuing education and development of our directors in 2017 is summarized on pages 20 to 23. Directors identify their specific continuing education needs in discussions with management, the Board and committees. Committee meeting minutes are also provided to all directors who are not on the committee.

In addition, Board dinner sessions are scheduled along with regularly scheduled Board meetings to (i) serve as further opportunities for Board business discussions and (ii) further our governance objectives by strengthening the collegial working relationship among directors and senior management. These dinner sessions are also used to hold educational sessions on important topics for the Bank’s business and strategic direction.

IV. Strategic Planning and Risk Oversight

At a glance

•	Our enterprise-wide strategy is developed by management. The Board oversees the strategic planning process and reviews and approves our strategic plans
•	The annual strategy session provides a forum for directors to give management constructive feedback on strategic plans, as do the related updates provided to the Board throughout the fiscal year
•	We are guided by an integrated risk management framework that is embedded in our daily business activities and planning process. The Risk Review Committee of the Board reviews our risk management framework on a regular basis

Strategic Planning

The Board provides governance and oversight to strategic planning at BMO and oversees the execution of the strategies. In this capacity, the Board reviews and approves our strategic plans, including key priorities, opportunities, risks, competitive position, financial projections and other key performance indicators for each of our principal business groups and our technology & operations function. The Board in conjunction with the strategies also reviews and approves the Bank’s Business and Capital Plan.

The Board has an annual strategy session that includes Management, where there are discussions on: the existing strategy and any changes to it, resulting from both internal and external factors; any new strategic priorities that could provide opportunity for growth; risks relating to the current and future strategy; and, the financial impact of the recommended strategy. The session helps directors better appreciate planning priorities and progress made on strategic plans. Directors give management constructive feedback on our strategic plans and the strategy session itself. At the conclusion of this annual strategy session, the Board approves the Bank’s strategic plan.

Directors receive updates on the progress of our strategic plans, including those for each principal business group, throughout the fiscal year.

Risk Oversight

Our enterprise-wide risk management framework, approved by the Board, is comprised of a governance structure that includes a robust committee structure and a comprehensive set of corporate policies, which are approved by the Board or its committees, together with supporting corporate standards and operating guidelines. This enterprise-wide risk management framework is governed through a hierarchy of management committees and individual responsibilities. All elements of our risk management framework are reviewed on a regular basis by the Risk Review Committee of the Board to provide effective guidance for the governance of our risk-taking activities. See pages 34 and 35 for information on the responsibilities of the Risk Review Committee.

Further information on our risk management framework, including the risk oversight responsibilities of the Board and its committees, our risk appetite, risk policies and limits, is set out under the heading Enterprise-Wide Risk Management on pages 78 to 112 of our Management’s Discussion and Analysis for the fiscal year ended October 31, 2017 (available on our website).

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V. Subsidiary Governance

At a glance

•	We have a Subsidiary Governance Office (“SGO”) dedicated to identifying and implementing best-in-class subsidiary governance practices
•	Our subsidiary governance framework is a critical tool for risk management
•	Our subsidiary governance practices assist the parent company board with its oversight of the activities of the subsidiaries and the enterprise’s organizational structure
•	BMO was awarded the Governance Professionals of Canada’s Excellence in Governance Award for Best Practices in Subsidiary Governance in 2017

Risk Management

BMO had 195 subsidiaries in 17 jurisdictions as at October 31, 2017. Effective subsidiary governance is important to us. It is a critical risk management tool. Our subsidiary governance framework applies globally and consists of: (i) a legal entity framework, (ii) assessments of the governance requirements of each subsidiary; and (iii) legal entity reporting to the Governance and Nominating Committee. The legal entity framework creates a set of procedures to establish, operate and dissolve legal entities. Subsidiary boards have structures that comply with the governing law of the subsidiary, and are composed of executives as management directors, and include qualified independent non-executive directors where required by law or regulator preference. Directors of subsidiary boards are nominated based on their independence from the business and on board skills matrices approved by the subsidiary board. Under the subsidiary governance operating directive, each subsidiary is assessed as to its complexity based on criteria which include: size of assets, whether the subsidiary is operating, client-facing and/or regulated, and then placed into one of four categories of ascending degrees of governance. The operating directive creates uniform governance best practice, ensures proper oversight of each legal entity, and promotes thoughtful, effective and efficient processes around governance and clarifies the roles and responsibilities of the directors, officers and corporate units. The subsidiary’s corporate secretary works with the subsidiary board to implement the governance tools that are appropriate for the subsidiary and for the Bank. The governance tools and board procedures are aligned with those of the parent board.

Parent Company Oversight

The SGO supports the BMO board’s oversight of the activities of the subsidiaries and the enterprise’s organizational structure. The controls adopted ensure that accurate information is provided to the parent board. For example, the SGO provides the Governance and Nominating Committee with an annual Legal Entities Report that includes information on:

•	The structure of the subsidiary boards;
•	Statistics on subsidiaries by operating group, jurisdiction and assets;
•	The location of branches, rep offices and agencies; and
•	Subsidiaries created, renamed, amalgamated and dissolved within the reporting period, with an explanation of the action.

Our Board Approval and Oversight Requirements Policy and related guidelines require certain subsidiary related information to be escalated to a senior management committee or to the Bank’s board.

Parent board oversight over the activities of the subsidiaries also occurs through business reporting which includes deep dives on line of business and legal entity activities, with linkage to the overall business strategy, as well as an annual joint meeting of our parent and US boards (the BMO Chairman and CEO serve on both boards). In addition, there are regular communications between the Chairs of the parent and US board committees.

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VI. Ethical Business Conduct

At a glance

•	Our Code of Conduct is rooted in our values and outlines our expectations for ethical behaviour
•	We support an ethical culture by providing an environment where concerns can be raised without fear of retaliation
•	BMO has been recognized by the Ethisphere Institute as one of the 2018 World’s Most Ethical Companies

Code of Conduct and Ethics

BMO’s Code of Conduct, rooted in our values, outlines our expectations for ethical behaviour. The Code applies to all officers, employees and directors and is approved annually by the Board. In addition to mandatory officer and employee training every year, all officers, employees and directors must confirm that they have read, understood, complied and will continue to comply with the Code. The Chief Ethics Officer is responsible for ensuring that awareness and understanding of ethical business principles are embedded in all aspects of our business and reports to the Audit and Conduct Review Committee on the state of ethical conduct in the organization.

A key element to fostering an ethical culture is providing a “Speak Up” environment where concerns can be raised without fear of retaliation. We support this and provide various resources for employees to raise concerns. We offer employees the option of reporting potential violations through a secure, confidential and, if desired, anonymous third party service.

The Board has also implemented whistleblower procedures for officers, employees and other stakeholders to confidentially and anonymously report concerns about accounting, internal accounting controls, or auditing matters. All concerns are investigated and breaches of the Code are dealt with expeditiously.

Insider Trading Policies

BMO has controls and safeguards to monitor personal trading of executive officers and other officers and employees in key positions for insider trading. All officers and employees covered by our insider trading policies are required to disclose trading accounts to BMO’s compliance group and ensure that such accounts are maintained in-house. In addition, those officers and employees covered by these policies are required to pre-clear any securities trade with the Bank’s compliance group. BMO’s policies restrict executive officers and certain other employees from personal trading in BMO securities during blackout periods that precede the release of BMO’s financial results. These restrictions are referred to as the BMO Windows Trading Program.

Directors’ Conflict of Interest Policy

To ensure ethical and independent decision-making by the Board, we have a Directors’ Conflict of Interest Policy that provides general guidelines on conflicts of interest and related obligations to the Board should one arise. We also have a protocol to identify and deal with director conflicts of interest. Directors or executive officers with a material interest in a matter do not receive related Board or committee materials, and are not present for any related discussion or vote.

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VII. Directors – Becoming a Director, Serving as a Director, Assessment, and Resignation Policy

At a glance

•	Shareholders vote for individual directors – not for a slate of candidates – and directors who do not get a majority of votes must offer to resign
•	Directors must offer to resign if they do not attend at least 75% of meetings of the Board and committees on which they serve
•	Individual directors evaluate the Board, its committees, and each other
•	The Governance and Nominating Committee uses the results of these assessments to recommend the mix of directors, process improvements, and continuing education opportunities
•	Directors must hold eight times their annual cash retainer in Shares or deferred share units
•	Directors cannot hedge their Shares or other securities

Becoming a Director – Nomination and Election of Directors

The Governance and Nominating Committee decides what skills and competencies the Board requires, assesses the skills of current Board members and identifies and recommends suitable director candidates, with the assistance of professional search firms as needed. We believe our directors should have the highest personal and professional ethics and integrity and be committed to serving the interests of the Bank, our Shareholders and other stakeholders. The Governance and Nominating Committee assesses the need for skills to manage the Bank’s risks and opportunities. This assessment helps determine if the Board needs new directors. In keeping with the Board’s Diversity Policy, potential candidates are screened for several attributes including ethics and integrity, range of experience, good business judgment, areas of expertise, personal skills and qualities, gender, age, ethnicity and geographic background. If a professional search firm is engaged, one or more of these attributes is included as an essential element of its search mandate, as applicable. The Governance and Nominating Committee also takes into consideration possible conflicts, and the candidate’s ability to devote sufficient time and commitment as a director. The Board has set a goal that each gender comprise at least one-third of the independent directors.

The policy on majority voting to elect directors is described on page 5 and is available on our website. See page 24 for a skills matrix setting out the skills and expertise of each of the nominee directors standing for election at the 2018 Shareholder meeting.

Board Tenure

Non-employee directors on the Board average nine years of service. Service ranges from one year to 19 years.

The Board approved a new approach to its Director Tenure Policy in 2009, as refined in 2011, 2013, 2015 and 2016, to ensure ongoing Board renewal, sustain Board performance, and add expertise. Directors who joined the Board prior to January 1, 2010 may serve until the earlier of when they turn 70 years of age or they have served 20 years. Directors who joined the Board on or after January 1, 2010, may serve until the earlier of when they turn 70 years of age or they have served 15 years. However, all directors will be allowed to serve for at least ten years, regardless of their age. In addition, the Chairman may serve a full five year term as Chairman, regardless of his or her age or how long he or she has been on the Board, and his or her term may be renewed for up to three more years. The Board has also approved term limits for the chairs of its committees – for committee chairs appointed after December 31, 2014, the normal term is five years with a possibility of renewal for up to three more years. In exceptional circumstances, to further the best interests of the Bank, the Board may on an annual basis decide in individual cases to waive the term and/or age limits stated above for directors, the Chairman and committee chairs.

An officer will resign from the Board when no longer employed by the Bank. However, the Board may request a former CEO to continue as a director for a term not longer than two years.

Expectations and Responsibilities of Directors

Directors must devote sufficient time and energy to their role as a Bank director to effectively discharge their duties to the Bank and the Board. Directors are expected to review meeting materials in

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advance of meetings to facilitate discussion and to probe and, as appropriate, challenge management, while making informed business judgments and exercising oversight. Board meeting dates are established well in advance and directors are expected to be prepared for and to attend all required meetings. Annually, directors must attend at least 75% of all meetings of the Board and the committees on which they serve or offer to resign at the end of the fiscal year.

Director Compensation

The Governance and Nominating Committee annually reviews and benchmarks directors’ compensation against the Bank’s peer group to ensure it is competitive and consistent with the responsibilities of directors. A flat fee structure was adopted in fiscal 2012 (see page 25 for further information about our director compensation philosophy). Directors’ compensation is disclosed on pages 26 and 27.

The Board approved amendments to the director share ownership guidelines, effective October 25, 2011, in conjunction with the adoption of its flat fee structure. Each non-employee director must hold at least eight times the cash portion of the annual director retainer in either Shares or deferred share units. Newly appointed board members would be expected to build up the minimum share ownership requirement over time, which is accelerated by all remuneration being required to be paid in DSUs or in Shares until the requirement is met. At February 12, 2018, all non-employee directors met the minimum share ownership requirements, except for Ms. Huber who joined the Board on April 4, 2017. Directors’ current Share and deferred share unit holdings are listed in their respective profiles on pages 12 to 19.

The Board has adopted a policy prohibiting directors, senior executive officers and employees of the Bank from hedging their economic interest in Bank Shares, securities or related financial instruments.

Assessment of the Board, Committees, Directors, and Chairs

Each director annually completes an anonymous Board self-assessment survey, the results of which are compiled confidentially by an outside consultant, and has an annual one-on-one interview with the Chairman. The interview typically covers the operation of the Board, the adequacy of information provided to directors, Board structure, agenda planning for Board meetings, and strategic direction and process. The Board uses a skills matrix (see page 24) to review the skills of directors and the Board as a whole. The matrix outlines skills and experience based on broad categories relating to business and management skills and capabilities.

Each Board committee is separately evaluated through the annual survey. The assessment process is similar to that for the Board. It includes each director’s views on the operation of the committees, the adequacy of information provided to committee members, and agenda planning for committee meetings, taking into account the relevant committee charters.

The annual survey also includes a peer evaluation process for feedback on the effectiveness of individual directors. Every director assesses the contribution of each of their peers relative to the performance standards for the director position description. The results are also compiled confidentially by an outside consultant. The Chairman receives the results of each director’s peer assessment and meets with each director to discuss them.

The Governance and Nominating Committee assesses the Chairman’s performance annually, with input from each director, taking into account the position description. The results are reviewed with the Board and the Chairman.

The contribution and effectiveness of each committee’s chair are assessed annually against their respective objectives and the standards of their respective position description. The Chairman discusses the results with each committee chair individually.

The Governance and Nominating Committee monitors and tracks progress of improvement opportunities identified through the self-assessment process, and the Board and its committees continuously refine various aspects of their practices as a result of the assessments. For example: (i) each year, issues are identified which help with creating annual objectives for the Board, (ii) these objectives are set out at the beginning of each Board package and are discussed at each Board meeting in order to see whether it is making progress in meeting them, and (iii) the assessments inform the Board’s meeting agenda, as well as the agendas of the Board’s committee meetings.

Bank of Montreal Management Proxy Circular	44

Resignation Policy

Directors must offer to resign if they:

•	change their principal occupation,
•	fail to receive a majority of votes for election at an uncontested Shareholder meeting, or
•	fail to meet the annual 75% meeting attendance requirement.

The Governance and Nominating Committee will recommend to the Board whether to accept or reject the resignation, unless the resignation is a result of failing to achieve a majority vote at an annual shareholder meeting, in which case it will be accepted absent exceptional circumstances.

VIII. Committees of the Board

At a glance

•	The Board’s four committees each consist entirely of independent directors
•	The roles and responsibilities of each committee are set out in formal written charters (available on our website)

The Audit and Conduct Review Committee—oversees the integrity of our financial reporting, the effectiveness of our internal controls (including internal control over financial reporting), disclosure controls and procedures, our compliance with legal and regulatory requirements and the organizational structure, resources and effectiveness of the finance, legal and compliance functions. This committee also reviews and assesses the qualifications, independence, and performance of the Shareholders’ auditors.

It sets standards of ethical business conduct for directors, senior management, and employees. It approves the Bank’s Environmental, Social and Governance Report & Public Accountability Statement. It oversees procedures for complying with self-dealing provisions of the Bank Act (Canada). It also monitors consumer protection measures and procedures for dealing with customer complaints, plus the use and disclosure of personal customer and employee information.

In addition to being independent, each member of the Audit and Conduct Review Committee is financially literate, as defined in CSA, SEC, and NYSE rules or standards. Jan Babiak, Linda Huber and Philip Orsino are Audit Committee Financial Experts as defined by SEC rules. Definitions of “financially literate” and “Audit Committee Financial Experts” are found in the Audit and Conduct Review Committee Charter (available on our website).

See pages 29 and 30 for a report on this committee’s membership and activities in 2017. Additional Information respecting this committee is set out in our 2017 Annual Information Form under “Audit and Conduct Review Committee Information”.

The Governance and Nominating Committee—develops governance principles and guidelines for the Bank. It identifies and recommends candidates for election or appointment to the Board, and reviews our process for orienting and assessing the Board, its committees, and directors. This committee also reviews Shareholder proposals and recommends appropriate responses. Each year, the Governance and Nominating Committee reviews all Board committee charters, position descriptions, and the Board’s mandate to confirm that they meet or exceed all regulatory requirements and best practices.

See pages 31 and 32 for a report on this committee’s membership and activities in 2017.

The Human Resources Committee—helps the Board fulfill its oversight duties for the appointment, evaluation, compensation and succession planning of the CEO and other senior executives. It oversees the Bank’s strategy for attracting, retaining and developing high quality leaders at all levels with the capabilities to execute the Bank’s strategic goals. This committee has oversight over the philosophy and principles of compensation programs, the design and application of material compensation programs, and share ownership guidelines. This committee is responsible for overseeing that the Bank’s material compensation programs meet the Bank’s compensation principles and risk profile and do not encourage excessive risk-taking.

The Human Resources Committee works with a full-time executive responsible for talent strategies. It annually reviews succession planning for the CEO and all senior executives. This includes a thorough review of potential successors’ capabilities and development plans. This committee also annually reviews the in-depth talent and succession report for the entire executive group. This assessment, which includes roundtable talent assessments of the Bank’s executives, also details the

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current and projected leadership demographics, vacancy risks and capabilities and readiness of the successor pool. This committee also reviews detailed reporting on the profile, capabilities and development planning of the Bank’s emerging leaders against the projected executive needs of the Bank. In addition, the Human Resources Committee assesses the enterprise’s culture, including our progress against our diversity, inclusion and employee engagement strategy and representation goals for women, people with disabilities, visible minorities, Aboriginal people, the LGBTQA community and other groups.

See pages 32 and 33 for a report on this committee’s membership and activities in 2017.

The Risk Review Committee—helps the Board perform its oversight duties for identifying and managing risk and complying with risk-related regulatory requirements. At least annually, this committee reviews and recommends to the Board the Bank’s Risk Appetite Framework. The committee also reviews the organizational structure, resources and effectiveness of the risk management function. In addition, it reviews and, as applicable, approves our risk management corporate policies, reviews and/or ratifies transactions involving a material amount of risk and recommends to the Board the limits and risk-taking authority to be delegated to the CEO.

See pages 34 and 35 for a report on this committee’s membership and activities in 2017.

IX. Communications and Shareholder Engagement

At a glance

•	The management Disclosure Committee oversees the timely public release of material information about the Bank
•	Internal controls and procedures ensure material information is effectively communicated internally
•	Our Shareholder Engagement Policy (available on our website) promotes open dialogue and the exchange of ideas with Shareholders

The Audit and Conduct Review Committee reviews and approves the Disclosure Policy every other year. The policy covers the timely distribution of all material non-public information. It sets out guidance for determining material information and ensures proper (non-selective) disclosure and wide distribution of material information.

The Disclosure Committee consists of members of senior management including the Chief Financial Officer (“CFO”), who chairs it. This committee reviews all annual and interim filings and oversees the timely public release of material information about the Bank. The CFO and General Counsel together decide what information is material and therefore publicly disclosed.

We have a rigorous attestation process to support the certifications by the CEO and the CFO on the adequacy of our financial disclosure. Our most senior executives must make representations (quarterly and annually) to our Chief Accountant. This includes declaring that any potentially material issues they know of have been escalated to the Chief Accountant under our financial governance processes. The representations are specific to the executive’s area of responsibility.

Maintaining an ongoing dialogue with our shareholders is important for the Board, and our Shareholder Engagement Policy, which encourages open dialogue and the exchange of ideas, sets out the ways in which Shareholders can communicate with the Board and management. We communicate with Shareholders and other stakeholders through various channels, including our annual report, management proxy circular, annual information form, Environmental, Social and Governance Report & Public Accountability Statement, quarterly reports, news releases, website, industry conferences and other meetings. In addition, our quarterly earnings call is open to all, and features a live webcast and question and answer period. We also hold our annual meeting of Shareholders, with a live webcast, so all our Shareholders can participate. In addition, our website provides extensive information about the Board, its mandate, the Board committees and their charters, and our directors.

Feedback from institutional Shareholders comes from one-on-one or group meetings, and by email or telephone from retail Shareholders, in addition to regular informal interactions on specific questions between our Investor Relations department and Shareholders. Every two years, our Chairman hosts a luncheon with our largest institutional Shareholders, without BMO management present. Our Chairman hosted an institutional shareholders’ luncheon in January 2017 that included all of our Board committee chairs and representatives of 10 investor firms and the Canadian Coali-

Bank of Montreal Management Proxy Circular	46

tion for Good Governance. Afterwards, our Investor Relations team and senior leaders followed up with attendees to address any outstanding concerns related to management activities.

Our Corporate Secretary’s department, Investor Relations team and ESG team maintain an ongoing dialogue with a variety of stakeholders in order to understand what’s important to them and to discuss topical issues. They also reply promptly to Shareholder concerns and take appropriate action. The Board believes these procedures reflect best practices in Shareholder engagement.

To communicate directly with the Board, Shareholders can use the contact details below, in item XIV, “Contacting our Board”.

X. Succession Planning for Senior Management

The Board is responsible for appointing the CEO and other members of senior leadership; monitoring senior leadership’s performance, goals, assessments and rewards; developing, reviewing and monitoring the CEO succession plan; and reviewing at least yearly the succession strategy for all other senior leadership positions.

The Human Resources Committee reviews BMO’s senior leadership pipeline every year and has developed succession plans for the CEO and other senior executive roles. This year, with the retirement of CEO William A Downe, we executed on our most critical succession plan and marked our 200th year in business by appointing Darryl White to be the bank’s next CEO, effective November 1, 2017.

XI. Gender Diversity in Senior Management

As part of the Bank’s leading talent practices, we work to ensure diversity in our succession slates (which include three potential successors for every executive position), as well as in candidate slates for all open executive officer positions. To monitor our progress on the advancement of women and develop a healthy pipeline of female talent, we also:

•	Identify top talent and implement development plans for high-potential women
•	Monitor the number of women in senior leadership roles and those in the pipeline as emerging leaders at monthly talent roundtable meetings with senior leaders
•	Through a sponsorship program, connect female talent with senior leaders to accelerate the development and advancement of high-potential women
•	Identify and remove barriers that women commonly encounter in their careers to provide access to leadership and development opportunities

In 2012 we set an ambitious enterprise goal of 40% representation of women in senior leadership positions (including the executive and managing director levels) by 2016, which we achieved. Our vision to 2020 is to sustain continued progress with an approach of equitable representation for both men and women across senior leadership ranks, across business groups (a minimum of 40% men or women in each business group). Our gender diversity representation goals do not explicitly focus on our executive officer positions; however, our overall company goal creates a healthy feeder pool that supports planning and succession strategies at the most senior levels of the Bank. This focus allows us to ensure the continued growth of women among our senior leadership ranks. As of October 31, 2017, 3 out of 14 (or 21%) executive officer positions, as well as the position of Chief Auditor, were held by women.

XII. Compliance with Stock Exchange Standards

Our Shares are listed for trading on the TSX as well as on the NYSE. We are classified as a ‘foreign private issuer’ under the New York Stock Exchange Listed Company Manual (“NYSE Rules”) and because certain of our other securities are listed on the NASDAQ, under the Nasdaq Stock Market Rules (“Nasdaq Rules”).

We are therefore permitted to follow home country practice instead of certain governance requirements set out in the NYSE Rules or the Nasdaq Rules, respectively, provided that we disclose any significant differences between our governance practices and those required to be followed by U.S. domestic companies under the NYSE Rules or the Nasdaq Rules. Further information regarding these differences is available on our website at www.bmo.com/home/about/banking/corporate-governance/select-documents.

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XIII. Additional Governance Information

This statement refers to documents on our website at www.bmo.com/corporategovernance. Print copies are available to Shareholders free of charge who ask the Corporate Secretary’s department at:

Bank of Montreal

21st Floor, 1 First Canadian Place

Toronto, Ontario M5X 1A1

Telephone: (416) 867-6785 Fax: (416) 867-6793

Email: corp.secretary@bmo.com

Financial information about us is in our consolidated financial statements and management’s discussion and analysis for the fiscal year ended October 31, 2017. Copies of these reports are available from the Corporate Secretary’s department at the address above. This (and other information about the Bank) is available on our website, on SEDAR (System for Electronic Document Analysis and Retrieval) at www.sedar.com, and on the SEC website at www.sec.gov/info/edgar.shtml.

Documents available on our website or from our Corporate Secretary’s department include:

•	Our Code of Conduct
•	Our By-Laws
•	The Board Mandate and charters for each of the Board’s committees
•	Position descriptions for each of the Chairman, the committee chairs and the directors
•	Director Independence Standards
•	Statement of Corporate Governance Practices
•	Directors’ Conflict of Interest Policy
•	Board Diversity Policy
•	Shareholder Engagement Policy
•	Proxy Access Policy
•	Majority Voting Policy
•	Environmental, Social and Governance Report & Public Accountability Statement

XIV. Contacting our Board

Shareholders, employees and other interested parties may communicate directly with the Board through the Chairman, by writing to:

Chairman of the Board of Directors

BMO Financial Group

P.O. Box 1, First Canadian Place

100 King Street West

Toronto, Ontario M5X 1A1

Email: board.directors@bmo.com

BMO shareholders wishing to propose candidates for nomination as director may submit their proposed candidates directly to the Board by writing to the Chairman. Shareholders also may submit nominations in accordance with the shareholder proposal mechanism under the Bank Act or pursuant to the Bank’s Proxy Access Policy.

Bank of Montreal Management Proxy Circular	48

Board Mandate

The Board of the Bank is responsible for supervising the management of the business and affairs of the Bank. In carrying out these responsibilities and discharging its obligations, the Board will, either directly or through its committees, perform the duties set out in this Board Mandate and such other duties as necessary or appropriate, including:

1.   Culture of Integrity

1.1	approving and monitoring compliance with BMO’s Code of Conduct; and
1.2	satisfying itself, to the extent feasible, as to the integrity of the Chief Executive Officer and other executive officers and that the Chief Executive Officer and other executive officers create a culture of integrity throughout the organization.

2.   Governance

2.1	providing stewardship and using its collective expertise, skills, experiences and competencies, to probe, provide proactive, timely, objective and thoughtful guidance to, and oversight of, senior management;
2.2	developing the Bank’s approach to corporate governance, including establishing and maintaining a set of corporate governance principles and guidelines;
2.3	establishing appropriate structures and procedures to allow the Board to function independently of management;
2.4	establishing Board committees, appointing Board committee chairs and approving their respective charters to assist the Board in carrying out its duties and responsibilities;
2.5	evaluating, on a regular basis, the Board, its committees and individual directors, and reviewing the size, composition and policies of the Board and its committees with a view to the effectiveness, contribution, skills and independence of the Board and its members;
2.6	approving the Bank’s Board Approval/Oversight Guidelines, which set out the roles and responsibilities of the Board and management; and
2.7	overseeing the process pursuant to which the Office of the Superintendent of Financial Institutions (“OSFI”) is to be promptly notified of any potential changes to the membership of the Board and senior management.

3.   Strategic Planning Process

3.1	overseeing the Bank’s strategic planning process and annually approving a strategic plan, which takes into account, among other things, the opportunities and risks of the Bank’s business, its risk appetite, levels of capital and liquidity, emerging trends, and the competitive environment in the industry;
3.2	supervising the implementation and effectiveness of the Bank’s approved strategic and operating plans taking into consideration its risk appetite framework;
3.3	reviewing, approving and monitoring performance against the Bank’s financial objectives, plans and actions, including significant capital allocations and expenditures and the declaration of dividends; and
3.4	reviewing and approving all major initiatives, corporate decisions and transactions, as well as applicable funding transactions.

4.   Risk Management, Internal Controls and Organizational Structure

4.1	overseeing that processes are in place to identify the principal risks of the Bank’s businesses and requiring the implementation of appropriate systems to measure and manage these risks;
4.2	reviewing and approving at least annually the Risk Appetite Framework (as defined in the Risk Review Committee charter);
4.3	monitoring risk management activities for sufficient independence, status and visibility;
4.4	reviewing and approving at least annually significant policies and practices that require respect for, and compliance with, applicable legal, regulatory and internal requirements and obtaining reasonable assurance about the Bank’s compliance;
4.5	overseeing the Bank’s internal controls and management information systems and monitoring their integrity and effectiveness;

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4.6	reviewing reports provided by management on the effectiveness of internal control over financial reporting;
4.7	reviewing and approving at least annually the Bank’s organizational structure; and
4.8	satisfying itself, to the extent feasible, that the Chief Executive Officer and other executive officers promote an appropriate and sound risk culture throughout the organization.

5.   Communications and Public Disclosure

5.1	reviewing and approving the Bank’s significant disclosure documents including financial statements;
5.2	approving the Bank’s disclosure policy that provides for timely and accurate disclosure to analysts, shareholders, employees and the public that meets all applicable legal and regulatory requirements and guidelines;
5.3	periodically assessing the Bank’s Shareholder Engagement Policy and monitoring feedback received from the Bank’s stakeholders; and
5.4	overseeing a process whereby shareholders and other stakeholders may communicate directly with the Bank’s independent directors through the Chairman of the Board by furnishing publicly available instructions in the Bank’s management proxy circular and/or on its website.

6.   Evaluation and Succession Planning

6.1	overseeing the Bank’s succession planning processes including the appointment, training, compensation and performance assessment of the Chairman of the Board, Board committee chairs, independent directors, the Chief Executive Officer and other senior executives as well as the heads of the oversight functions;
6.2	establishing annual performance expectations and corporate goals and objectives for the Chief Executive Officer, monitoring progress against those expectations and dismissing and replacing the Chief Executive Officer as necessary;
6.3	approving the selection criteria for new directors, nominating directors for election, appointing Board committee members, and reviewing the independence of directors; and
6.4	establishing expectations and responsibilities of the Chairman of the Board, the Chief Executive Officer, the chairs of each committee of the Board and other directors, which includes the approval of the position descriptions for each of the foregoing.

7.   Definitions

“Bank” means Bank of Montreal and as the context requires, subsidiaries of the Bank.

“Board” means the Board of Directors of Bank of Montreal.

Indebtedness of Directors and Executive Officers

To the knowledge of the Bank, as at January 31, 2018, and other than “routine indebtedness” (as such term is defined in securities legislation) and as set out below, there was no outstanding indebtedness to the Bank or its subsidiaries incurred by current and former directors, director nominees, executive officers and employees of the Bank and its subsidiaries and their respective associates, and there was no outstanding indebtedness incurred by any of such individuals to another entity that was the subject of a guarantee, support agreement, letter of credit or other similar agreement or undertaking provided by the Bank or its subsidiaries.

We do not make personal loans to our directors and executive officers, as the United States Sarbanes-Oxley Act of 2002 defines these terms, except if the loans meet the requirements of this law. We are not required to disclose routine indebtedness as Canadian securities laws define it.

The following table presents the indebtedness of each individual who is, or was during the most recently completed fiscal year, a director or executive officer of the Bank, each proposed nominee for election as a director of the Bank, and each associate of any such person, except for routine indebtedness as defined in securities legislation and indebtedness that has been entirely repaid at the date of this circular.

Bank of Montreal Management Proxy Circular	50

Name and principal position	Involvement of Bank or Subsidiary	Largest amount outstanding during fiscal year ended October 31, 2017 ($)	Amount outstanding as at January 31, 2018 ($)	Financially assisted securities purchases during fiscal year ended October 31, 2017	Amount forgiven during fiscal year ended October 31, 2017 ($)
Surjit Rajpal	BMO Harris Bank, N.A. (lender)	US $1,054,774.72	US $987,731.00(a)	—	0
Joanna Rotenberg	Bank of Montreal (lender)	2,350,917.97	1,637,225.47(b)	—	0
Connie Stefankiewicz	Bank of Montreal (lender)	$1,529,460.44	$1,483,923.41(c)	—	0

(a)	Mortgage loan secured by the residence, with a fifteen year term from July 2015, and bearing interest at a fixed rate of 3.375%.
(b)	Mortgage loan secured by the residence, with a two year term from October 2017, and bearing interest at a fixed rate of 2.39%.
(c)	Mortgage loan secured by the residence, with a five year term from June 2014, and bearing interest at a fixed rate of 2.97%.

Total Indebtedness

The following table shows the aggregate indebtedness outstanding at January 31, 2018 to the Bank or its subsidiaries incurred by current and former directors, executive officers and employees of the Bank and its subsidiaries. This amount excludes “routine indebtedness” as such term is defined in securities legislation.

Purpose	To us or our subsidiaries ($)
Other	$25,660,765

Directors’ and Officers’ Insurance

The Bank has purchased, at its expense, directors’ and officers’ liability insurance. The insurance covers individual directors and officers in circumstances where the Bank does not, or is not permitted, to, indemnify its directors and officers for their acts and omissions. This policy has a limit of $300,000,000 per policy year, no deductible and the annual premium is approximately $1.4 million.

Normal Course Issuer Bid

On April 27, 2017, we announced a new normal course issuer bid (NCIB), commencing on May 1, 2017 and ending on April 30, 2018, under which we may repurchase for cancellation up to 15 million Shares, representing approximately 2.3% of the “public float” (as defined by the TSX) of our Shares as of the date specified in the notice filed with the TSX regarding the NCIB. On June 23, 2017, we amended our NCIB to, among other things, permit the repurchase of Shares pursuant to issuer bid exemption orders issued by securities regulatory authorities, including under specific share repurchase programs (Private Repurchase Programs). Effective February 22, 2018, we further amended our NCIB to increase the maximum number of Shares that may be repurchased to 22 million Shares, representing approximately 3% of the public float of our Shares on the date specified in the noticed filed with the TSX seeking an amendment of the NCIB.

Shareholders may obtain a copy of the notices filed with the TSX, without charge, by contacting us at:

Bank of Montreal

Corporate Secretary’s Department

100 King Street West

1 First Canadian Place, 21st Floor

Toronto, Ontario

Canada M5X 1A1

Telephone: 416-867-6785

Fax: 416-867-6793

Email: corp.secretary@bmo.com

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Shareholder Proposals

Mouvement d’Éducation et de Défense des Actionnaires (“MÉDAC”), 82 Sherbrooke Street West, Montreal, Québec, H2X 1X3 submitted the following proposals. An English translation and MÉDAC’s supporting comments, in italics, are set out in full below.

Proposal No. 1

Not submitted to a Shareholder vote

Democratization of Access to Two Directors’ Positions

It is proposed that the Board of Directors adopt a by-law authorizing the nomination by the public of two directors, who shall be elected by the shareholders, each serving for a term of one year or until a successor is elected or appointed.

The purpose of such a nominating process is to increase the sources of nomination for new directors while finding new talents that would not otherwise be identified by traditional sources: referrals by management or directors, selection by an executive or director search firm, referrals by an influential shareholder holding more than 5% of the Bank’s shares.

Individuals wishing to submit their candidacy should meet the following criteria:

•	Be involved in the socio-economic environment;

•	Be supported by at least three groups representing the Bank’s stakeholders;

•	Serve on the board of a profit or non-profit organization;

•	Have the skills and experience required by the Bank of its directors;

•	Preferably be certified by an institute or a college dedicated to the training of corporate directors. Note that for more than ten years, several thousands of individuals have received specific training to serve on boards of directors across Canada.

Interested candidates could express their interest pursuant to a public call for nominations published in print and posted on the Bank’s website. Nominations would be examined by the Bank’s Nominating Committee on the basis of specified criteria. Selected candidates would be included in the management proxy circular, where it would be mentioned that they were selected pursuant to the public call for nominations. The two candidates having received the highest number of votes in the ballot would be elected and could be re-elected each year up to a cumulative term of twelve years.

We are well aware that other candidates than those identified by management or directors may submit their candidacy. Notwithstanding that such other candidates can submit their candidacy, we had difficulty identifying profiles of directors that did not arise from traditional nominating channels and would bring a distinct added value. We respectfully suggest that the annual activity report of the Bank’s Nominating Committee refer to the efforts made to diversify their sources of nomination in order to find the best talents to serve on the Board of Directors.

Therefore, the purpose of this proposal is to develop a new source of nominations and to ensure that candidates with different perspectives on decision making can serve on the Board by reserving two seats for them, as long as the selection criteria are met.

Such a process is currently used by the Fonds de solidarité FTQ and meets the objectives of this proposal.

THE BOARD OF DIRECTORS’ POSITION ON THE PROPOSAL IS SET OUT BELOW.

BMO shareholders wishing to propose candidates for nomination as director may submit their proposed candidates directly to the Board through the Chairman using the contact details in item XIV, “Contacting our

Bank of Montreal Management Proxy Circular	52

Board”. Shareholders also may submit nominations in accordance with the shareholder proposal mechanism under the Bank Act. In addition, consistent with our strong corporate governance record and as a further indication of our willingness to listen and respond to the broader shareholder community, in 2017 we adopted a proxy access policy pursuant to which qualified BMO shareholders may submit one or more director nominations to be included in our management proxy circular for election at our annual meeting of shareholders.

Our Governance and Nominating Committee is responsible for overseeing the Bank’s director selection and screening process to identify individuals qualified to become director candidates, consistent with criteria established by the Board (including our Board Diversity Policy), and for recommending candidates for election as directors. It does this with the knowledge that OSFI (i) recognizes in its Corporate Governance Guideline the “special nature of financial institutions” in Canada and (ii) notes a number of factors which set financial institutions apart from other business firms and create unique challenges for their governance. These challenges point to the need for knowledgeable, independent oversight by a Board made up of highly qualified directors from diverse backgrounds with the skills and competencies the Board requires to oversee the activities of the Bank. The system currently in place works well to achieve this goal.

As there are already in existence multiple processes for submitting qualified candidates for director, there is no need for an additional process in order to ensure the Bank is able to find candidates for director with the talents and diverse perspectives the Bank requires, and who would bring “distinct added value” as noted in the proposal.

As agreed with MÉDAC, this proposal is not being submitted to a Shareholder vote.

Proposal No. 2

Not submitted to a Shareholder vote

Commitment to Decarbonization

It is proposed that the Bank annually publish a brief report allowing its shareholders to assess its exposure to climate risk as well as its contribution to a lower carbon economy. Such disclosure should be based on TCFD’s recommendations.

During a speech delivered in Montreal by one of the most senior officials of the Bank of Canada, Timothy Lane, Deputy Governor, stated that climate change will disrupt the Canadian economy. According to Mr. Lane, [TRANSLATION] “adapting to a lower-carbon economy will likely mean more profound structural changes for Canada than for many other countries. Canada is an important producer of fossil fuels and its manufacturing sector — notably the automotive and aerospace industries — is closely linked to them.”

We believe that the Bank, like any other Canadian bank, has an important role to play in this decarbonization effort.

Inspired by the work of the TCFD (“Task Force on Climate-related Financial Disclosures”) on climate change disclosure, we propose that the Bank annually disclose:

•	its short, medium and long-term commitments in this regard and the results achieved;

•	its analysis of different scenarios in order to assess the effects of climate change on operations, and the steps taken to mitigate those effects.

Climate and environmental issues are becoming increasingly important for the governance of our organizations. Such disclosure should also include the procedures put in place by the Board of Directors to integrate environmental and social factors into its governance.

THE BOARD OF DIRECTORS’ POSITION ON THE PROPOSAL IS SET OUT BELOW.

As noted in BMO’s Statement on Climate Change (available on our website), we recognize that we can play an important role in supporting a low carbon economy. In furtherance of this objective, the Bank recently signed a letter publicly expressing its support of the Financial Stability Board’s Task Force on Climate-related Financial Disclosures (TCFD) and its recommendations. This can be found on TCFD’s website at https://www.fsb-tcfd.org/tcfd-supporters-january-2018/

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By way of background, the TCFD released its recommendations in June of 2017. Since that time, we, along with other financial institutions, have been closely examining the recommendations of the TCFD to understand what steps should be taken for their implementation. In this regard, BMO is currently engaged with the work of the United National Environmental Program — Financial Initiative (UNEP-FI), which has formed a working group to pilot the TCFD recommendations. We are a longstanding member of UNEP-FI, a global partnership between UNEP and the financial sector to address sustainability issues through finance. At the completion of the TCFD pilot project, all UNEP-FI members, including the Bank, will have access to the TCFD methodology for implementation of the recommendations.

Once the aforementioned pilot project is completed and there is a common understanding of the TCFD recommendations, we will take the conclusions of the pilot project into account and determine then how best to implement them.

In addition, the above efforts build on the already substantial climate-related disclosure being made by BMO. Since 2005, we have been a signatory of the CDP (formerly The Carbon Disclosure Project), an ongoing project to enhance the level and quality of carbon emissions disclosure from publicly traded corporations. We report annually in accordance with the CDP, which is recognized as a leading framework for climate-related disclosure. The CDP’s current questionnaire already captures a majority of the TCFD’s recommended disclosure.

Further, reporting on climate-related disclosure is also done by BMO Global Asset Management through annual reports for the United Nations Principles for Responsible Investment (PRI).

In light of the above, the Board is satisfied that BMO is meeting its commitment to support a low carbon economy and its climate-related reporting is fulsome and satisfactory, and evolving to meet emerging guidelines like those of the TCDF.

As agreed with MÉDAC, this proposal is not being submitted to a Shareholder vote.

Proposal No. 3

Not submitted to a Shareholder vote

Certification of Sound Business Practices for the Sale of Financial Products and Services

It is proposed that the Board of Directors require its senior executives to sign a written declaration of compliance with the principles of loyalty, integrity and honesty in its dealings with customers, which declaration may entail disciplinary measures in the case of misrepresentation.

In 2017, employees of the Royal Bank, the Bank of Montreal, the Canadian Imperial Bank of Commerce, the Toronto-Dominion Bank and The Bank of Nova Scotia from across Canada sent nearly 1,000 emails to the CBC regarding pressures to meet sales targets and excessive oversight. Consequently, the Financial Consumer Agency of Canada (FCAC) initiated a review of business practices of financial institutions. The Standing Committee on Finance of the House of Commons also held hearings on this matter last June.

In addition to harming the reputation of our banks, such revelations have an effect on share value, as was the case for TD Bank, whose shares lost more than 5.5% at the time this situation came to light.

The banks’ shareholders and their stakeholders expect the banks to comply with the principles of loyalty, integrity and honesty in their dealings with customers and to take all measures necessary to control the risk of non-compliance with such principles.

Inspired by the certificate that must be signed by executive officers as to the reliability of financial information, such declaration would reassure the Bank’s shareholders and customers that senior management has put in place policies on the sale of products and services that respect the principles of loyalty, integrity and honesty, that controls are providing reasonable assurance of compliance with these principles and that unacceptable behavior in this respect is subject to disciplinary measures.

Bank of Montreal Management Proxy Circular	54

False and misleading statements made by signing officers of the Declaration should also be subject to sanctions.

THE BOARD OF DIRECTORS’ POSITION ON THE PROPOSAL IS SET OUT BELOW.

BMO expects its employees to “do the right thing”. This expectation is reflected in our Code of Conduct and our Values (Integrity, Empathy, Diversity, Responsibility) which are the foundation of our Being BMO behaviour model. It is reinforced through annual “ethics, legal and compliance” training and repeated leadership communications.

The principles of loyalty, integrity and honesty in our dealings with customers as noted in the shareholder proposal pervade our Code of Conduct. Not following the Code can have serious consequences, up to and including termination of employment and other legal action. Every year, all officers, employees and directors must confirm that they have read, understood, complied and will continue to comply with the Code.

The Board believes that the essence of the shareholder proposal is already being done via its current processes.

In addition, our employees place us among leading global companies for overall engagement and high ethical standards, and we have processes so that employees can voice their concerns. And BMO Financial Group has recently been recognized by the Ethisphere Institute as one of the 2018 World’s Most Ethical Companies. BMO is one of only two companies in Canada and one of only four banks worldwide to have been named to the list, underscoring the Bank’s commitment to values-based leadership and ethical business practices.

Our balanced and controlled sales system helps us deliver our customer vision “to be the bank that defines great customer experience”:

•	Our performance management process balances “what” our employees achieve with “how” they demonstrate our values;

•	Sales revenue recognition for performance assessment purposes is generally only attributed to employees once a customer uses a product (and it may be reversed);

•	Customers can raise and escalate concerns through multiple defined processes; and

•	Regular audits and reviews of our policies and procedures ensure the continued integrity of our system.

And we continually enhance our sales system. In connection with the 2017 sales practices reviews of all major Canadian banks commenced by each of the FCAC, the Office of the Superintendent of Financial Institutions and the Standing Committee on Finance of the House of Commons, as reported on by the general news media, we initiated an internal review of our sales system to assess and identify further opportunities. We complemented existing sales practices controls with the launch of the Canadian Sales Practices Executive Oversight Committee and Canadian Sales Practices Working Group. In addition, we introduced enhancements to enhance employee monitoring, consolidate reporting, and key risk indicator tracking.

We look forward to receiving the sales practices reports from our regulators later in 2018 and using their feedback to further enhance our strong sales system.

As agreed with MÉDAC, this proposal is not being submitted to a Shareholder vote.

55	Bank of Montreal Management Proxy Circular

Proposal No. 4

Not submitted to a Shareholder vote

Disclosure of Equity Ratio

It is proposed that the Bank disclose the equity ratio used by the Compensation Committee as part of its compensation setting process.

Since its foundation, MÉDAC has submitted proposals to assure shareholders that the compensation of the Bank’s chief executive officer is based on the value created by said executive while being reasonable and socially acceptable. One of the tools used to inform shareholders on the achievement of this objective is the equity ratio, or the spread between the chief executive officer’s aggregate compensation and the median compensation of an employee, which is known as equity ratio. Our requests and the likelihood that such disclosure will become mandatory in the United States have led the six major banks in Canada to engage Meridian, a compensation consulting firm, to review their compensation practices, which are mainly based on peer group compensation benchmarking. Although the conclusion of this study advocates the continued reliance on such method, Meridian pointed out that the use of the equity ratio would allow for an even more informed judgment on the appropriateness of senior executive compensation.

Since it is likely that your Compensation Committee uses, among other things, the equity ratio to establish the compensation of the chief executive officer and his senior executives, we ask that the Board of Directors agree to disclose such information in the next management proxy circular. Like the information used to determine whether the compensation of the chief executive officer and his key colleagues is aligned with our financial interests, the information on the equity ratio would allow shareholders to assess whether the employees’ compensation moves in the same direction as that of senior officers, on the understanding that non executive employees also contribute to the organization’s performance. Such information would help shareholders determine whether the compensation paid to the management team is socially acceptable and will not negatively impact its reputation.

THE BOARD OF DIRECTORS’ POSITION ON THE PROPOSAL IS SET OUT BELOW.

BMO’s Human Resources Committee (HRC) makes its annual compensation decisions for executives in alignment with the core principles of BMO’s executive compensation program:

•	Compensation helps attract and retain talented people and motivates them to excel to achieve objectives

•	Executive compensation design and implementation must align with BMO strategy and link to both bank and operating group performance

•	A significant portion of variable pay for each executive is equity-based; encouraging a long-term view to increase shareholder value

•	Compensation structure does not encourage excessive risk-taking and rewards appropriate use of capital; it aligns with prudent risk-taking

There are a number of financial and non-financial considerations that the HRC reviews as part of its annual governance process, including but not limited to the ratio of Chief Executive Officer (CEO) pay to other employees of the Bank and to the Canadian median family income. When the HRC chooses to adjust an executive’s calculated incentives, or the incentive pool funding for all executives, it discloses the specific consideration(s) it took into account when deciding to do so.

Further, the Meridian report describes these considerations as tools that can assist in the application of horizontal benchmarking. In its report, Meridian cautioned that “it is important for Committees to avoid overly prescriptive applications of data and instead apply business judgment to ensure compensation actions are appropriate given the circumstances”.

In keeping with the HRC’s current disclosure practices, and in alignment with the above recommendation from the Meridian report, we are confident that the appropriate considerations are taken and disclosed. As such, the Board is comfortable that its approach to executive compensation is balanced, aligned to its core principles and that its current disclosures are appropriate.

Bank of Montreal Management Proxy Circular	56

In addition, implementation of the U.S. CEO pay ratio disclosure rule has not been without issues. Two reasons are: the difficulty in calculating the pay ratio; and the lack of comparability from one company to the next, let alone between companies in different industries. As a result, the U.S. Securities and Exchange Commission (SEC) has issued new pay ratio guidance collectively consisting of an SEC interpretive release; staff guidance regarding methods for calculating pay ratio disclosure; and new and revised staff compliance and disclosure interpretations (C&DIs) that update previously issued C&DIs. The SEC has also stated that it does not believe that the precise conformity or comparability of the pay ratio across companies is necessarily achievable given the variety of factors that cause the ratio to differ.

The Board believes that because of the lack of comparability between companies, disclosure of the ratio will not be beneficial or useful to investors, and is likely to be misused for other purposes, leading to unforeseen negative consequences.

Finally, with our current disclosures, shareholders can currently calculate the ratio of CEO pay to that of the average compensation of our full-time equivalent employees. This should be sufficient for those who believe that such a ratio is useful. Every year, we disclose in our Annual Report the number of full-time equivalent employees as at the end of our most recently completed fiscal year.

As agreed with MÉDAC, this proposal is not being submitted to a Shareholder vote.

57	Bank of Montreal Management Proxy Circular

Message from the Chair of the Human Resources Committee

Leadership succession at BMO is an important responsibility for the Human Resources Committee, and 2017 is the culmination of several years of planning to position our next generation of leaders.

At the end of 2017, BMO’s 200th year in business, we saw the transition of the role of CEO from Bill Downe to Darryl White.

Bill Downe took on the role of CEO in March, 2007, and during his ten years in the role the Bank’s revenue, income and total assets have all more than doubled, and he successfully expanded our U.S. operations and steered us through the global financial crisis. He orchestrated our transition to digital banking, significantly increased employee engagement, and raised the representation of women in senior leadership roles to 40%, leading the way among Canada’s chartered banks. In 2017, BMO was also named the winner of the 2017 Thomson Reuters/S-Network ESG Best Practices Award, ranking number one in environmental, social and governance practices among all industry groups in North America and financial services companies worldwide.

On behalf of the Committee, I want to thank Bill for his excellent work. This year’s results(a) are a reflection of his leadership. Reported earnings were up 16% and adjusted earnings were up 10%. Reported net revenue (net of CCPB) was up 6% and adjusted net revenue was up 6%; reported net operating leverage was 3.7% and adjusted net operating leverage was 1.9%. We paid dividends of $3.52, an increase of 5% over last year, and ended the year with the financial capacity to grow. At the same time, we made significant investments in digital capabilities, providing BMO’s customers with innovative products and services and positioning the Bank for the future. Bill is leaving every one of our businesses well positioned for success now and for the long term.

The Committee was pleased to recommend Darryl White as Bill’s successor to lead BMO into its third century. As Chief Operating Officer, Darryl provided strategic leadership for the Bank’s Personal and Commercial Banking and Wealth businesses across North America and globally. He was also accountable for BMO’s marketing strategy, for aligning the capabilities of the technology platform with the strategic goals of each business, and for ensuring consistent operating discipline in every part of the Bank with a focus on expanding BMO’s responsiveness to market opportunities. Before becoming Chief Operating Officer, Darryl progressed through a series of key leadership roles and in 2014 was appointed to Group Head, BMO Capital Markets. He is a strong advocate for an inclusive workplace and a member of Catalyst Canada’s Advisory Board.

The Bank faces challenges of globalization, rapidly changing technology and increasing competition, and we believe Darryl has the expertise and vision to lead and inspire our diverse workforce through the years ahead. We welcome Darryl as our new partner in BMO’s growth.

The Committee also has a responsibility to make sure executive compensation is aligned with achieving the Bank’s goals. BMO has a rigorous annual business planning process that includes setting annual goals that consider our mid-term financial targets and consider relevant economic and company-specific factors. The annual goals are challenging, in keeping with our philosophy of setting a high bar, and incentive pool funding is calculated based on a range of performance results both above and below these annual goals. You can read about this year’s results on page 85.

BMO performed well in 2017 against annual operating and three-year total shareholder return goals, and Mr. Downe’s 2017 variable compensation reflects this: his short, medium and long-term incentives were all calculated at target. Mr. Downe’s salary is paid in U.S. dollars, so the Committee made a downward adjustment to his short-term incentive to offset the impact that the strong U.S. dollar would have had on his 2017 total compensation. There were no other adjustments, and his total direct compensation for 2017 was Cdn$10.5 million, at target. You can read more about Bill’s compensation starting on page 88. The Committee also established an appropriate pay package for Mr. White in his role as CEO, which became effective on November 1, 2017. You can read more about Darryl’s compensation for 2017 and his target for 2018 starting on page 93.

I’m happy to report that approximately 93% of shareholders voted for our approach to executive compensation in last year’s say on pay vote. The Committee always welcomes feedback from shareholders, and this year we were pleased to meet and speak with many of our investors, as well as industry groups and other stakeholders. We thank you for your continued confidence in us.

Sincerely,

Ron Farmer

(a)	Bank measures are as reported in the 2017 Annual Report. Adjusted measures are non-GAAP as discussed more fully on page 59 of this circular, and page 29 of the Bank’s 2017 Annual Report.

Bank of Montreal Management Proxy Circular	58

Compensation Discussion and Analysis

2017 OVERVIEW

BMO had good performance in 2017 with reported net income up 16% and adjusted net income up 10%.

2017 results (a)

Reported net income: $5.3 billion (up 16%)

Adjusted net income: $5.5 billion (up 10%)

Reported earnings per share: $7.92 (up 14%)

Adjusted earnings per share: $8.16 (up 9%)

Reported and adjusted revenue, net of CCPB (b): $20.7 billion (up 6%)

Reported return on equity (c): 13.3%

(up 120 basis points)

Adjusted return on equity (c): 13.7%

(up 60 basis points)

1-year TSR (d): 20.2%

3-year TSR (d): 10.9% annualized

In 2017, reported net income was $5,350 million, up $719 million or 16% from the previous year. Adjusted net income was $5,508 million, up $488 million or 10%. Reported EPS was $7.92, up $1.00 or 14% from 2016. Adjusted EPS was $8.16, up $0.64 or 9%, consistent with our medium-term objective of achieving average annual adjusted EPS growth of 7% to 10%. On a net revenue basis our reported operating leverage was 3.7% in 2017 and 1.1% in 2016. Our net adjusted operating leverage was 1.9% in 2017 and 2.1% in 2016, in line with our medium-term objective of generating above 2% average annual adjusted net operating leverage, and our ongoing focus on improving efficiency by driving revenue growth and maintaining disciplined cost management.

Canadian P&C reported net income of $2,512 million increased $310 million or 14% and adjusted net income of $2,515 million, which excludes the amortization of acquisition-related intangible assets, increased $311 million or 14% from the prior year, as a result of higher balances across most products, a gain on sale in the first quarter of 2017, increased non-interest revenue and lower provisions for credit losses, partially offset by higher expenses. U.S. P&C reported net income of $1,066 million decreased $19 million and adjusted net income of $1,112 million, which excludes the

(a)	Bank measures are as reported in the 2017 Annual Report. Adjusted measures are non-GAAP as discussed more fully on page 29 of the Bank’s 2017 Annual Report. Adjusted net income, adjusted earnings per share and adjusted return on equity exclude the after-tax impact of restructuring costs, the amortization of acquisition-related intangible assets, acquisition integration costs, as well as a decrease in the collective allowance in 2017 and a negative cumulative accounting adjustment in 2016. Restructuring costs were $41 million and $132 million after tax in 2017 and 2016, respectively. The amortization of acquisition-related intangible assets was $116 million and $124 million after tax in 2017 and 2016, respectively. Acquisition integration costs were $55 million and $71 million after tax in 2017 and 2016, respectively. The decrease in the collective allowance was $54 million after tax in 2017. The negative cumulative accounting adjustment was $62 million after tax in 2016.
(b)	Calculated as revenue net of insurance claims, commissions and changes in policy liabilities (“CCPB”).
(c)	Return on common shareholders’ equity (“ROE”) is calculated as net income, less non-controlling interest in subsidiaries and preferred dividends, as a percentage of average common shareholders’ equity. Common shareholders’ equity is comprised of common share capital, contributed surplus, accumulated other comprehensive income (loss) and retained earnings. Adjusted ROE is calculated using adjusted net income rather than net income.
(d)	The average annual total shareholder return (“TSR”) is calculated using the closing share price on October 31, 2017 and assuming reinvestment of dividends paid during the period. The Canadian peer group is comprised of the five other largest Canadian banks, excluding BMO.

59	Bank of Montreal Management Proxy Circular

amortization of acquisition-related intangible assets, decreased $23 million from the prior year due to the weaker U.S. dollar. On a U.S. dollar basis, U.S. P&C reported net income of $817 million and adjusted net income of $853 million were both relatively flat compared to the prior year, due to higher deposit revenue and increased loan volumes, offset by loan spread compression, higher expenses, a loss on the sale of a portion of our U.S. indirect auto loan portfolio and an increase in the provision for credit losses. Wealth Management reported net income of $953 million increased $192 million or 25% from the prior year. Wealth Management adjusted net income of $1,018 million, which excludes the amortization of acquisition-related intangible assets and acquisition integration costs, increased $156 million or 18%, primarily due to higher income related to an increase in assets under management from improved equity markets and the accumulation of net new client assets, growth in deposit and loan balances and benefits from productivity initiatives, as well as higher insurance results. Wealth Management results in the prior year included a write-down of an equity investment net of a gain on its subsequent sale. BMO Capital Markets reported net income of $1,315 million increased $62 million or 5% from the prior year and adjusted net income of $1,317 million, which excludes the amortization of acquisition-related intangible assets, increased $63 million or 5% due to increased revenue and lower loan loss provisions, partially offset by higher expenses.

Our one-year adjusted ROE of 13.7% was below our target of 15% or more. Higher capital requirements have had a negative impact on ROE and as a result, our 15% ROE objective is ambitious and will take time to attain. Reported ROE was 13.3% in 2017 and adjusted ROE was 13.7%, compared with 12.1% and 13.1%, respectively, in 2016. The reported return on tangible common equity (ROTCE)(a) was 16.3% and adjusted ROTCE was 16.5%, compared with 15.3% and 16.1%, respectively, in 2016.

BMO is well-capitalized with an attractive dividend yield, as well as a strong balance sheet and a disciplined approach to managing risk.

BMO’s five strategic priorities
1.	Achieve industry-leading customer loyalty by delivering on our brand promise
2.	Enhance productivity to drive performance and shareholder value
3.	Accelerate deployment of digital technology to transform our business
4.	Leverage our consolidated North American platform and expand strategically in select global markets to deliver growth
5.	Ensure our strength in risk management underpins everything we do for our customers

The Bank’s performance is a reflection of our diversified business mix. We are making good progress against our financial and strategic objectives and we start 2018 from a position of strength, with diversified and competitively advantaged businesses, a team of highly engaged, customer-focused employees and a solid technology and data foundation.

2017 performance and awards

Compensation at BMO is driven by actual performance against financial goals that are directly linked to the Bank’s strategic priorities.

BMO has a rigorous annual business planning process that aligns annual goals within its medium-term financial targets. Annual goals are challenging and are created with a range of incentive pool outcomes above and below these annual goals. Pool funding for the year is calculated as actual performance above or below these annual goals, and is expressed as a percentage of target.

BMO believes that setting a high bar motivates the organization to deliver strong performance, and as a result it establishes annual performance goals that are very challenging. Executives earn more in years where results exceed goals and less when they are below – you can read more about this on page 71. The Bank performed well this year, and this performance is reflected in the pool

(a)	ROTCE is calculated as net income available to common shareholders adjusted for the amortization of acquisition-related intangible assets as a percentage of average tangible common equity. Tangible common equity is calculated as common shareholders’ equity less goodwill and acquisition-related intangible assets, net of related deferred tax liabilities. Adjusted ROTCE is calculated using adjusted net income rather than net income. ROTCE is commonly used in the North American banking industry and is meaningful because it measures the performance of businesses consistently, whether they were acquired or developed organically.

Bank of Montreal Management Proxy Circular	60

funding. Funding of the short-term, mid-term and long-term incentive pools was on target driven by the three-year total shareholder return(a), a stronger ROE and EPS growth, partially offset by below target performance on the efficiency ratio.

Turn to page 86 for a detailed discussion of results against targets and the effect this had on decisions about 2017 executive compensation. Decisions about each of the Named Executive Officers starts on page 88.

The Committee assessed Mr. Downe’s performance this year – his last year as CEO – and is pleased with the Bank’s progress under his leadership. His incentive awards are based on long-term value creation (83% of his variable pay), largely driven by our three-year relative TSR(a) versus Canadian banking peers, and on annual operating goals for the Bank (17% of his variable pay). His short, medium and long-term incentives were all calculated at target. As a result, his total direct compensation for 2017 is Cdn$10.5 million, at target. Mr. Downe’s salary is paid in U.S. dollars, so the Committee made a downward adjustment to his short-term incentive to offset the impact that the strong U.S. dollar would have had on his 2017 total compensation. You can read more about Mr. Downe’s compensation starting on page 88.

The Committee also established an appropriate pay package for Mr. White in his role as CEO, which became effective on November 1, 2017. You can read more about Mr. White’s compensation for 2017 and his target for 2018 starting on page 93.

Linking pay to performance

2017 CEO compensation continued to align pay with shareholder interests. To demonstrate this, the Bank carried out a study again this year to analyze historical one-year, three-year and five-year TSR and CEO realizable pay for the five largest Canadian banks. The study, which was reviewed by the Bank’s independent advisor, confirmed that the CEO’s compensation continues to be appropriately aligned with the overall performance of the Bank.

The chart below shows five-year CEO realizable pay relative to five-year TSR. The chart is for 2012 to 2016 only, because 2017 peer compensation data was not available at the time of the analysis.

BMO’s TSR over five years ranked third among its peers, and the CEO’s realizable pay over the same period ranked fourth.

Company	Annualized five-year TSR (a)	Annualized realizable pay (a)(b)
Bank of Montreal	12.5%	$12.2 million
Peer A	16.1%	$14.0 million
Peer B	14.2%	$13.7 million
Peer C	10.9%	$9.8 million
Peer D	11.0%	$12.4 million

(a)	Annualized five-year TSR and annualized realizable pay are for the period 2012 to 2016.
(b)	Annualized realizable pay is one-fifth of total realizable pay over the five-year period. Realizable pay is based upon the actual or estimated value of compensation after it is awarded, which makes it an appropriate method for assessing the impact of performance on our compensation decisions. It includes:
•	aggregate base salary
•	the annual incentive actually earned over the five-year period
•	for equity granted during the five-year period, the value on settlement of the award
•	for awards that have not settled, the value of restricted share units with no accumulation of dividend equivalents
•	the value of voluntarily deferred share units at their original grant value
•	the value of in-the-money stock options, and
•	estimated value of payouts of performance share units assuming target payouts.

(a)	The three-year TSR for compensation purposes differs from the three-year TSR reported in the Bank’s 2017 Annual Report since it is calculated based on the average share price for the 90 days ending October 31, given this is a better reflection of performance than using the closing price on October 31. See page 77 for information about how the mid-term and long-term incentives are funded.

61	Bank of Montreal Management Proxy Circular

Sound structure and approach

The Committee continues to be satisfied that the executive compensation program at BMO has a sound governance structure and approach.

Our program is aligned with the Financial Stability Board’s Principles for Sound Compensation Practices, with the requirements of OSFI, the Principles of the U.S. Federal Reserve’s Guidance on Sound Incentive Compensation Policies, and with the regulatory requirements of each of the jurisdictions in which we operate.

Every year, the Committee also uses a disciplined approach in evaluating the incentive plan designs and compensation decision-making processes in BMO’s executive compensation program. This ensures our compensation is competitively aligned with our peers, a strong link between performance and compensation, and that BMO’s executive compensation program supports a culture of prudent risk-taking.

Turn to page 64 for more about the Committee, its experience and its approach to managing risk. You can read about the Bank’s approach to executive compensation starting on page 68.

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A GUIDE TO THIS YEAR’S CD&A

Use this guide to read more about executive compensation at BMO and the key compensation and governance practices BMO uses to effectively link Bank results, compensation for executives and financial returns to shareholders, without encouraging excessive risk or inappropriate risk-taking.

Compensation Governance and Oversight	64	Effective structure and oversight and a disciplined process provide proper governance and sound decision-making
Qualified directors	64
Supporting a culture of prudent risk-taking	64
Effective oversight	65
About the management oversight committees	65
About the independent compensation advisor	66
Sound policies and practices	67
Independent advice	67

BMO’s Approach to Executive Compensation	68	Executive compensation is aligned to the Bank’s strategy and four core principles
Four compensation principles	68

PRINCIPLE: Attract and retain executive talent	69	Compensation helps attract and retain talented people and motivates them to excel to achieve objectives
Compensation and peers	69

PRINCIPLE: Link compensation to Bank performance	71	Executive compensation design and implementation must align with BMO’s strategy and link to both Bank and operating group performance
About the short-term incentive	72
About the mid and long-term incentives	75
Annual decision-making process	79

PRINCIPLE: Encourage a long-term view to increase shareholder value	80	A significant portion of variable pay for each executive is equity-based Each executive must meet share ownership requirements
Emphasis on deferred compensation	80
Equity ownership requirements	80

PRINCIPLE: Align with prudent risk-taking	81	Compensation structure does not encourage excessive risk-taking and rewards appropriate use of capital A significant portion of each executive’s compensation is deferred
Plan design	82
Incentive pool funding	82
Individual awards	83
Clawbacks and forfeitures	83

2017 Results and Compensation	85	Read about how BMO pays for performance and its share performance over time
2017 Results	85
Generating shareholder value	87
2017 Compensation for the Named Executive Officers	88

Executive Compensation Tables	99	Find more details about executive compensation at BMO

Additional Disclosure	110	Find information about compensation of employees that can have a material impact on the Bank’s risk disclosure

63	Bank of Montreal Management Proxy Circular

COMPENSATION GOVERNANCE AND OVERSIGHT

The Human Resources Committee establishes and oversees the Bank’s human resources strategies, including compensation and talent management. See page 32 for information about the Committee and its activities this year.

Six independent directors serve on the Committee, and the average committee tenure is nine years.

All of the Committee members meet the New York Stock Exchange requirements for compensation committee independence, established in 2013.

Human Resources Committee (see pages 12 to 19 for biographies)	Committee member since
Ronald H. Farmer (Committee chair since 2014)	2003
George A. Cope	2010
Christine Edwards (also a member 2011-2014)	2015
Lorraine Mitchelmore	2016
J. Robert S. Prichard (Chairman of the Board) (also a member 2000-2010)	2012
Don M. Wilson III	2009

Qualified directors

To make sure the Committee has the expertise it needs to carry out its mandate, Committee members are required to have a thorough understanding of issues relating to human resources, and compensation (or to acquire that understanding within a reasonable period of time after being appointed).

The Governance and Nominating Committee looks at the mix of skills and experience of the directors on the Committee every year to make sure it remains appropriate.

The table below shows the experience of the current members. Five of the six members have risk management experience. Three have gained experience in human resources and compensation by serving as chief executive officer (or equivalent) of a major organization, and three have experience serving on the compensation committees of other public companies.

Number of Committee members with specific experience or expertise
Human resources experience Experience with compensation, pension and benefit programs (in particular, executive, compensation)	6 of 6
Risk management experience Knowledge and experience with internal risk controls, risk assessments and reporting	5 of 6
Executive leadership experience Experience as a senior executive/officer of a public company or major organization	6 of 6

You can read more about these directors in their biographies starting on page 12.

Supporting a culture of prudent risk-taking

One of BMO’s strategic priorities is to ensure its strength in risk management underpins everything it does for its customers, and this strategy carries through to the Bank’s executive compensation program.

The members of the Human Resources Committee are chosen in part for their knowledge of risk management, and four of the current members also serve on the Risk Review Committee, including Mr. Wilson, who serves as chair of the Risk Review Committee and has significant experience in financial institution risk management.

Bank of Montreal Management Proxy Circular	64

 Committee members are also BMO shareholders

 All of the Committee members exceed the Bank’s share ownership requirements for directors (see page 25).

You can read more about the directors in the profiles starting on page 12 and the Committee and its activities in 2017 starting on page 32.

Read more about how the Bank’s compensation policies and practices support a culture of prudent risk-taking starting on page 81.

Effective oversight

The Committee has a formal process for overseeing BMO’s compensation policies and practices.

The Committee works with management and the Bank’s oversight committees (see below). It also works with an external compensation advisor every year to get an independent view of global trends, best practices, BMO’s executive compensation program and compensation decisions. The Committee takes into consideration the information and recommendations the advisor provides, but also considers other factors, and is ultimately responsible for its own decisions.

About the management oversight committees

Management oversight committees are actively involved in reviewing compensation design and the annual compensation decision-making process. They support the Human Resources Committee by:

•	approving roles that have a material impact on the Bank’s risk profile
•	providing additional oversight and scrutiny of the design and funding of BMO’s material compensation plans
•	assessing risk and other control function inputs when recommending the pool funding for the incentive plans
•	making recommendations for discretionary adjustments to individual compensation awards as appropriate
•	providing guidance to the Committee on international regulatory trends.

See page 79 for more information about the role of the management oversight committees in the annual decision-making process.

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Enterprise Compensation Oversight Committee

•	established in 2011
•	includes the BMO Chief Risk Officer, Chief Financial Officer, Chief Compliance Officer and senior leaders from Human Resources, along with the Chief Auditor, Chief Anti-Money Laundering Officer and General Counsel as observers
•	met 8 times in 2017

There is also a management oversight committee in the U.S. to carry out the compensation design and compensation decision-making process locally.

About the independent compensation advisor

Pay Governance LLC is an independent and unaffiliated executive compensation advisory firm that has been the Committee’s exclusive advisor on compensation issues since 2008. Pay Governance does not do any work for management.

In 2017, Pay Governance received US$186,212 for the following committee-related work:

•	analyzed the level of difficulty of the annual plan goals used for incentive funding against internal and external perspectives
•	independent review and advice on the Bank’s material compensation plans, including the executive and BMO Capital Markets’ plans, CEO compensation and the CEO’s compensation recommendations for the Senior Executives
•	review of the management proxy circular
•	regular participation in Human Resources Committee meetings, including time with individual members.

	Billed in 2017		Billed in 2016
Executive compensation-related fees	US$	186,212	US$	219,120
All other fees		$0		$0

Testing for independence

The Committee carries out the following to make sure the compensation advisor is independent from the Bank:

•	reviews the advisor’s independence every year
•	sets the advisor’s mandate and fees
•	requires the advisor to get written approval from the Committee chair if, from time to time, the advisor is called upon to provide services to management
•	does not approve work that, in the Committee’s view, could compromise the advisor’s independence
•	discloses in the management proxy circular all work done by, and fees paid to, the advisor.

The Committee also reviews the advisor’s independence against the U.S. Securities and Exchange Commission’s six requirements for independence. It confirmed in 2017 that the advisor:

•	does not provide other services to BMO
•	has effective policies and procedures to prevent conflicts of interest
•	has no business or personal relationships with a Committee member
•	has no business or personal relationships with an executive officer of BMO
•	does not own BMO Shares
•	bills fees to BMO that are within an acceptable range of, and make up only a small percentage of, its total revenues.

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Sound policies and practices

The Committee is satisfied that:

•	BMO’s compensation policies and practices do not encourage any executive or employee to take inappropriate or excessive risks
•	no risks have been identified in the Bank’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Bank.

BMO’s compensation policies and practices are fully aligned with the practices, standards and guidelines required by regulators and industry best practices:

•	Principles for Sound Compensation Practices, issued by the Financial Stability Board (“FSB Principles”)
•	OSFI’s practices, standards and guidelines
•	Guidance on Sound Incentive Compensation Policies, issued by the U.S. Federal Reserve in cooperation with other banking agencies
•	international guidelines for financial institution compensation policies and practices in the jurisdictions we work in, including China, Hong Kong, Ireland and the United Kingdom.

Independent advice

Each year an independent third party also carries out a review of the Bank’s material compensation plans to ensure the soundness of BMO’s compensation policies and decision-making processes.

Global Governance Advisors (“GGA”) carried out a review in 2017 and reported that BMO continues to be a leader in compliance with FSB Principles, OSFI requirements and Guidance on Sound Incentive Compensation Policies. GGA’s review included:

•	assessing compensation design
•	assessing plan changes against the applicable regulatory requirements
•	performing stress testing and back testing, payout curve analysis, extensive scenario analysis, and volatility analysis of the Bank’s corporate and business unit results.

The Committee’s oversight process, which involves management and two oversight committees and includes independent advice from third parties, ensures proper and effective oversight.

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BMO’S APPROACH TO EXECUTIVE COMPENSATION

The Board believes that the Bank’s success in achieving its goals depends on the strength and performance of its people. It also believes that executive compensation is an important tool in driving the Bank’s success and growing shareholder value.

Executive compensation at BMO has four core principles

The Committee has structured BMO’s executive compensation program and policies to support the Bank’s vision and strategic priorities, and to give executives a significant personal stake in the long-term growth and health of the organization. Bank results, compensation for executives, and financial returns to shareholders are all strongly connected in a way that does not encourage or reward inappropriate risk-taking. See page 60 for BMO’s 2017 strategic priorities.

Executives earn more when results are above our performance goals and less when they are below. This is accomplished by aligning executive awards to performance against Bank, operating group and individual performance objectives that support the achievement of our vision and strategic priorities.

The Committee also considers other financial and non-financial factors, including performance against the Bank’s peers, the quality of its earnings and other factors (see pages 74 and 78 for more information about these factors), to assess performance and validate that the awards earned align with the principles of sound governance and prudent risk management.

Attract and retain executive talent (see page 69)	Link compensation to Bank performance (see page 71)	Encourage a long-term view to increase shareholder value (see page 80)	Align with prudent risk-taking (see page 81)
Compensation helps attract and retain talented people and motivates them to excel to achieve objectives	Executive compensation design and implementation must align with BMO’s strategy and link to both Bank and operating group performance	A significant portion of variable pay for each executive is equity-based Each executive must meet share ownership requirements	Compensation structure does not encourage excessive risk-taking and rewards appropriate use of capital A significant portion of each executive’s compensation is deferred

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PRINCIPLE: Attract and retain executive talent

Compensation helps attract and retain talented people and motivates them to excel to achieve objectives

BMO’s executive compensation program is designed to be competitive with the market so it can attract and retain the top talent needed to achieve the Bank’s strategy. The program includes a combination of total direct compensation and benefits.

TOTAL DIRECT COMPENSATION
FIXED	VARIABLE
Base salary	Short-term incentive	Mid-term incentive	Long-term incentive
Base level of pay for carrying out day-to-day responsibilities related to their position. It is paid as a fixed amount of cash.	Performance-based annual cash bonus to drive achievement of specific one-year business priorities and individual objectives.	Performance-based deferred incentive to focus performance over the medium term. Granted as restricted share units or performance share units.	Performance-based deferred incentive to motivate Senior Executives to create sustainable shareholder value over the long-term. Granted as stock options or deferred share units.

Benefits

BMO offers eligible employees market competitive benefits and pension, Employee Share Ownership Programs (Canada) or Employee Share Purchase Plans (U.S.) and, for executives, an annual taxable cash allowance to support their business development activities in their role as ambassadors of the Bank.

Compensation and peers

The Committee assesses the competitiveness of BMO’s compensation program by comparing it to two groups: a Canadian peer group of the four other largest Canadian banks for Canadian-based executives, and a U.S. peer group of 10 regional mid-sized banks for U.S.-based executives. It also uses general industry surveys for non-industry specific roles to benchmark competitive pay more broadly.

For the CEO, the Committee reviews the Canadian bank competitors as the primary group and as secondary information, considers Canadian-based insurance companies. For added calibration and a broader scope, the Committee also looks at the compensation practices of companies listed on the TSX 60 with similar market capitalization, selected U.S. financial firms of similar size and scope, and the ratio of CEO pay to other employees of the Bank and to the Canadian median family income, as well as other factors.

Peer companies
CEO	Primary peer group Bank of Nova Scotia Canadian Imperial Bank of Commerce Royal Bank of Canada Toronto-Dominion Bank

Reviewed for secondary consideration

National Bank of Canada

Manulife Financial

Sun Life Financial

Great-West Life Assurance Company

BB&T Corporation

Bank of New York Mellon

Fifth Third Bancorp

KeyCorp

The PNC Financial Service Group Inc.

Regions Financial

SunTrust Banks, Inc.

U.S. Bancorp

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Peer companies
Canadian–based senior and other executives	Bank of Nova Scotia Canadian Imperial Bank of Commerce Royal Bank of Canada Toronto-Dominion Bank National Bank of Canada Great-West Life Assurance Company Manulife Financial Sun Life Financial
U.S.–based senior and other executives	BB&T Corporation Bank of New York Mellon Fifth Third Bancorp Huntington Bancshares Inc. KeyCorp M&T Financial The PNC Financial Service Group Inc. Regions Financial SunTrust Banks, Inc. U.S. Bancorp

When setting the level and mix of compensation for executive roles, the Committee reviews market data for comparable positions within the primary group, considering the relative performance and size of each institution, and the strategic importance of the role being reviewed. The target compensation level for individual executives also reflects the executive’s experience, sustained performance in the role and future potential.

The Committee’s independent advisor reviewed the comparable companies and roles used to benchmark target compensation and compensation mix for the CEO and Senior Executives, and concluded that they were appropriate.

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PRINCIPLE: Link compensation to Bank performance

Executive compensation design and implementation must align with BMO strategy and link to both Bank and operating group performance

Bank of Montreal’s vision is to be the bank that defines great customer experience. Its guiding principle is to drive top-tier TSR and to balance its commitments to financial performance, customer loyalty and employee engagement. Five strategic priorities set out key areas of focus for achieving its strategy.

A substantial portion of executive compensation is variable or “performance-based”. Executives earn more when results are above our performance goals and less when they are below. This is accomplished by directly linking short, mid and long-term incentive pool funding to performance measures that:

•	support business goals and reinforce the Bank’s vision and strategic priorities
•	provide challenging but achievable performance goals that can be accomplished within the Bank’s risk appetite and requirements on compliance and ethics.

BMO’s medium-term financial goals establish a range of expected performance over time, including delivering top-tier TSR. The Bank establishes an annual business plan with these goals in mind, as well as environmental and company-specific factors relevant to the particular year. It then sets annual performance goals with a range of incentive pool outcomes above and below the annual goals. The annual performance goals are challenging, in keeping with our philosophy of setting a high bar.

Pool funding for the year is calculated as actual performance above or below the annual goals, and is expressed as a percentage of target.

Incentive awards for the year are calculated based on the executive’s target award and actual performance above or below the annual goals and expressed as a business performance factor that increases or decreases relative to target (100%). As part of its overall assessment of the link between pay and performance, the Committee also considers the management oversight committee’s risk review and review of financial and non-financial considerations that contribute to the fulfillment of the Bank’s strategic objectives to determine the pool funding. The Committee can also use its discretion to adjust or eliminate incentive awards for individual executives.

Individual performance objectives are used to cascade the Bank’s strategic objectives and goals and to link the executives’ annual incentive awards to:

•	quantitative objectives, such as revenue growth, efficiency, return on capital, net income growth and customer loyalty scores
•	qualitative objectives, such as the executive’s contribution to the organization through leadership, demonstrated commitment to customers, teamwork and innovation.

The sum of the awards granted to all executives cannot exceed the level of funding approved by the Committee.

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About the short-term incentive

The short-term incentive is a performance-based annual bonus designed to drive performance for the year based on specific Bank and operating group measures aligned with the Bank’s strategic priorities and the executive’s individual objectives. It is paid in cash after the Bank’s fiscal year-end results are finalized, usually in December.

Who participates	Link to performance	Terms
All executives	The award is adjusted based on performance against total Bank and operating group measures that align with the Bank’s strategic priorities, and individual performance

Awards cannot be higher than 150% of the executive’s short-term incentive target, and can be clawed back (see page 83).

Before the beginning of the fiscal year, participants may also decide to defer payment into DSUs. Deferrals are irreversible, vest when received but can only be redeemed when the executive leaves the Bank

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How the short-term incentive is funded

Funding of the short-term incentive pool is based on BMO’s performance and is determined by a business performance factor that increases or decreases funding relative to target. The Committee may adjust the size of the incentive pool and/or individual awards based on the risk review and review of secondary considerations by the management oversight committees.

The annual short-term incentive pool is calculated as outlined in the formula below and on page 74.

Target pool	Business performance factor	Calculated incentive pool
The sum of all executive targets for the incentive plan	Based on absolute performance of the Bank and operating groups All measures are directly tied to the Bank’s strategic priorities

Business performance factor – 2017 weightings by role
	Bank performance measures	Operating group performance measures
CEO, COO, CFO and CRO	100%	–
Operating group executives	25%	75% – executive’s operating group measures
Corporate area executives	25%	75% – weighted average of all operating group measures

(a)	Adjusted measures are non-GAAP as discussed more fully on page 59 of this circular, and page 29 of the Bank’s 2017 Annual Report.

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Factors for additional consideration	Final pool funding
1. Risk review	Funding of the pool can range from a minimum of 0% to a maximum of 150% of target.
2. Secondary considerations
3. Use of discretion

1. About the risk review

The management oversight committees conduct a risk review at the end of the year and may recommend adjustments to the pools up or down based on their review of Bank and operating group performance against the risk appetite.

Management takes into consideration:

•   reviews of material risk events throughout the year and any recommended adjustments at the pool and/or individual level that they see fit

•   assessments by the Chief Risk Officer, which include a review and analysis of risk factors (including credit, market, liquidity, operational and other important measures of material risk) during and at the end of the year, to make sure risk is appropriately reflected in the funding recommendations (see page 81 for the 11 main types of risk).

2. About the secondary considerations

The management oversight committees may also present to the Committee a review of the following financial and non-financial measures not explicitly included in the business performance factors of the Bank or each operating group:

Adjusted performance measures(a) relative to Canadian competitors

•   EPS growth

•   net income growth

•   ROE (regulatory basis)

•   provisions for credit losses as a percentage of loans and acceptances

•   revenue growth

•   expense growth

Other financial and non-financial measures

•   significant non-recurring items (not identified as adjusting items)

• impact of acquisitions • ROE (economic capital basis) • net economic profit • impact of provision for credit losses versus expected losses • future growth/earning quality metrics

•   people leadership and employee engagement

•   audit/compliance results

Management’s review takes into consideration:

•   analysis and feedback from the Chief Financial Officer

•   reviews by the management oversight committees and any recommended adjustments to the pool.

3. About discretion

The Committee reserves the right to use its discretion to adjust or eliminate incentive pool funding, or awards for individual executives based on information received from the management oversight committees or otherwise.

(a)	Adjusted measures are non-GAAP as discussed more fully on page 59 of this circular, and page 29 of the Bank’s 2017 Annual Report.

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About the mid and long-term incentives

The mid and long-term incentives are performance-based forms of deferred compensation. They are equity-linked vehicles, designed to motivate performance over the longer term:

•	Mid-term incentives are designed to focus on performance over a three-year period and are granted as Performance Share Units (“PSUs”) and Restricted Share Units (“RSUs”). Since 2015, all mid-term incentive awards for Senior Executives have been granted as PSUs to reinforce the link between pay and performance, and to emphasize the importance of generating a strong return on equity. Mr. Downe has received his mid-term incentive as PSUs since 2013.
•	Long-term incentives are intended to motivate Senior Executives to create sustained growth in share price over a 10-year period or longer, and are granted as a mix of stock options and Deferred Share Units (“DSUs”). The use of stock options has been reduced over the past few years to align with the interests of shareholders and wider market practices. Stock options are no longer granted to Vice-Presidents, and have been reduced to 10% or less of total variable compensation for Senior Vice-Presidents.

Granting of awards

When determining the pool of funding available for the mid and long-term awards, each executive’s target grant amount is adjusted up or down to reflect BMO performance (see page 71). Adjustments are based on both absolute and relative performance measures, and calculations typically fall in the range of 80% to 120% of target. The management oversight committees also review a number of secondary considerations, both financial and non-financial, and present the analysis to the Committee. The Committee may exercise its discretion to reduce the funding pools down to 0%.

The individual awards granted to an executive can be adjusted up or down from calculated results based on the executive’s individual performance for the year. The sum of the awards granted to all executives, however, cannot exceed the approved level of funding for the mid or long-term incentive pools.

The Committee does not consider mid and long-term incentive awards the executive currently holds when determining new grants.

Vesting and payout

The final payout value of all mid and long-term incentives is tied to performance and is based on the price of the Bank’s Shares at payout. PSUs also have a performance vesting condition. It is based on the Bank’s performance on three-year average adjusted Return on Equity (“ROE”) and can adjust the number of Shares eligible to vest at payout from 80% to 120%. As part of the Bank’s annual governance process, the Committee reviews the total anticipated payouts for executives before their share-based awards vest and can use its discretion to reduce the payout of mid and long-term incentives, including PSUs, down to 0%.

The management oversight committees provide information about four key factors to the Committee for consideration when assessing performance and determining whether to exercise its discretion to adjust awards downward:

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	Performance share units performance-based award with performance-based vesting	Restricted share units performance-based award	Stock options performance-based award (see page 105 for more information about the plan)	Deferred share units performance-based award (does not include deferred share units received voluntarily under the short-term incentive plan)
Why it’s important	Focus on creating shareholder value over a three-year period with performance based vesting	Focus on creating shareholder value over a three-year period	Focus on creating shareholder value over a 10-year term	Focus on creating shareholder value until retirement or departure from the Bank
Who participates	Senior Executives	Bank executives below the Senior Executive Level BMO Capital Markets executives participate in the BMO Capital Markets Variable Compensation Plan (see page 109)	Senior Vice-Presidents and above	Executive Vice-Presidents and above
Link to performance(a)

Performance granting conditions determined by absolute Bank and operating group measures, relative TSR for the three-year period(b), and individual performance.

The ultimate value realized depends on BMO’s share price at the end of three years, and a performance vesting condition where the number of units that vest at the end of a three-year term varies from 80% to 120% of the initial number granted based on the Bank’s average adjusted return on equity (“ROE”)(c) compared to plan.

Performance granting conditions determined by absolute Bank and operating group measures, relative TSR for the three-year period(b), and individual performance.

The ultimate value of units realized depends on BMO’s share price when the units vest.

Performance granting conditions determined by absolute Bank and operating group measures, relative TSR for the three-year period(b), and individual performance.

The ultimate value of options realized depends on BMO’s share price when the options are exercised.

Performance granting conditions determined by absolute Bank and operating group measures, relative TSR for the three-year period(b), and individual performance.

The ultimate value of DSUs realized depends on BMO’s share price when the DSUs are redeemed.

Terms(d)

Vests at the end of a three-year term with payout values based on the 20-day volume weighted average closing share price of BMO Shares on the TSX at vesting.

PSUs earn dividend equivalents, credited as additional units.

Vests over a three-year term with payout values based on the 20-day volume weighted average closing price of BMO Shares on the TSX at vesting.

RSUs earn dividend equivalents, credited as additional units

Vests in equal tranches of 50% on the third and fourth anniversaries of their grant date and expire at the end of 10 years.

Exercise price is the closing price of BMO Shares on the day before the grant date. Options can only be exercised after vesting.

Payout values are based on the difference between the option’s exercise price and the market price of BMO Shares on the day the option is exercised.

Vests at the end of a three-year term but redeemable for payout only when the executive’s employment with BMO ends.

Payout value is based on the closing price of BMO Shares on the TSX at redemption.

DSUs earn dividend equivalents, credited as additional units.

(a)   Subjectto the Committee’s discretion to adjust the incentive pool funding of equity awards, or the number of awards to be settled or options to be exercised, down to 0% based on its assessment of other financial and non-financial considerations.

(b)   Thethree-year TSR for compensation purposes differs from the three-year TSR reported in the Bank’s 2017 Annual Report since it is calculated based on the average share price for the 90 days ending October 31, given this is a better reflection of performance than using the closing price on October 31. See page 77 for information about how the mid-term and long-term incentives are funded.

(c)   AdjustedROE is calculated as adjusted net income, less non-controlling interest in subsidiaries and preferred dividends, as a percentage of average common shareholders’ equity.

(d)   Awardscan be forfeited or clawed back (see page 83).

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How the mid and long-term incentives are funded

Funding of the mid and long-term incentive pools is based on absolute and relative performance and expressed as a business performance factor that increases or decreases funding relative to target. The Committee may adjust the size of the incentive pool and/or individual awards based on the risk review and review of secondary considerations by the management oversight committees.

Absolute performance is measured using the same performance measures used for the short-term incentive plan, which are all tied to the Bank’s strategic priorities. Relative performance is measured using three-year TSR versus Canadian peers, calculated based on the average share price for the 90 days ending October 31, given this is a better reflection of performance than using the closing price on October 31. Deferring the payout and linking it to share price encourages executives to make effective risk management a key component in the decisions they make for our customers.

The annual mid and long-term incentive pools are calculated as outlined in the formula below and on page 78.

Target pool	Business performance factor	Calculated incentive pool
The sum of all executive targets for the incentive plan	Based on absolute and relative performance of the Bank and operating groups All measures are directly tied to the Bank’s strategic priorities

Business performance factor – 2017 weightings by role
	Absolute performance (50%)	Relative performance (50%)
CEO	Bank performance measures	Three-year TSR relative to the Canadian performance group: Bank of Nova Scotia Canadian Imperial Bank of Commerce Royal Bank of Canada Toronto-Dominion Bank National Bank of Canada
Senior executives	Bank performance measures
Operating group executives	Executive’s operating group measures
Corporate area executives	Weighted average of all operating group measures

(a)	Adjusted measures are non-GAAP as discussed more fully on page 59 of this circular, and page 29 of the Bank’s 2017 Annual Report.

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Factors for additional consideration	Final pool funding
1. Risk review	Funding of the pool can range from a minimum of 0% to a maximum of 120% of target.
2. Secondary considerations
3. Use of discretion

1. About the risk review

The management oversight committees conduct a risk review at the end of the year and may recommend adjustments to the pools up or down based on their review of Bank and operating group performance against the risk appetite.

Management takes into consideration:

•   reviews of material risk events throughout the year and any recommended adjustments at the pool and/or individual level that they see fit

•   assessments by the Chief Risk Officer which include a review and analysis of risk factors (including credit, market, liquidity, operational and other important measures of material risk) during and at the end of the year, to make sure risk is appropriately reflected in the funding recommendations (see page 81 for the 11 main types of risk).

2. About the secondary considerations

The management oversight committees may also present to the Committee a review of the following financial and non-financial measures not explicitly included in the business performance factors of the Bank or each operating group:

Adjusted performance measures(a) relative to Canadian competitors

•   EPS growth

•   net income growth

•   ROE (regulatory basis)

•   provisions for credit losses as a percentage of loans and acceptances

•   revenue growth

•   expense growth

Other financial and non-financial measures

•   significant non-recurring items (not identified as adjusting items)

• impact of acquisitions
• ROE (economic capital basis)
• net economic profit
• impact of provision for credit losses versus expected losses
• future growth/earning quality metrics

•   people leadership and employee engagement

•   audit/compliance results

Management takes into consideration:

•   analysis and feedback from the Chief Financial Officer

•   reviews by the management oversight committees and any recommended adjustments to the pool.

3. About discretion

The Committee reserves the right to use its discretion to adjust or eliminate incentive pool funding, or awards for individual executives based on information received from the management oversight committees or otherwise.

(a) Adjusted measures are non-GAAP as discussed more fully on page 59 of this circular, and page 29 of the Bank’s 2017 Annual Report.

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Annual decision-making process

Each year, the Committee uses a formal six-step process to ensure its compensation policies and decision-making processes are sound.

1. Review corporate strategy

The Board reviews and approves the Bank’s strategic plans, including key initiatives, opportunities, risk appetite, competitive position, financial projections and other key performance indicators for each operating group. It works with management to develop a deeper understanding of the year’s priorities and how they relate to the overall strategic plan, and discusses with management the alignment of the priorities.

2. Set performance targets for the incentive plans to ensure alignment to strategy

The CEO and management recommend the business performance measures, performance goals for each, and weightings for each operating group. These support the Bank’s overall priorities, are aligned with the Bank’s risk appetite and drive the funding of the incentive pools. Performance targets are reviewed by the management oversight committees and control functions before they are recommended to the Committee for approval.

3. Review incentive plan changes and set target compensation for executives

The Committee reviews changes to incentive plan design and approves the target compensation for the Senior Executives. It also approves individual performance objectives for the CEO, and recommends the CEO’s target compensation to the Board.

4. Review and approve business performance factor outcomes and funding of incentive plans

Finance determines the business results and calculates the business performance factor for each incentive plan (see page 86).

Management and the management oversight committees work together to:

•   consider risk implications when assessing business results and calculating the incentive pools

•   recommend adjustments or holdbacks to reflect risk, compliance or other factors when necessary.

Management and the management oversight committees review and recommend the funding for each incentive plan to the CEO, who then presents his recommendations to the Committee for approval.

The control functions perform an annual review of business events that have exceeded pre-defined risk thresholds at both the U.S. and Enterprise levels, and may recommend adjustments to the incentive pools or to individual awards to the Committee.

The Committee also has the discretion to adjust the incentives or equity payouts based on its review and the assessment by the management oversight committees of other financial and non-financial considerations not explicitly included in the business performance factor (see pages 74 and 78).

5. Assess individual performance and award incentive compensation to Senior Executives

The Committee:

•   determines the executive’s individual incentive awards based on incentive formulas established at the beginning of the year

•   assesses CEO and Senior Executive compensation against calculated business performance and performance against individual objectives, including any reportable control deficiencies in risk, compliance or audit within the Bank and operating groups

•   recommends the CEO’s compensation to the Board

•   approves individual awards for Senior Executives and awards for other employees that exceed a dollar threshold.

6. Ongoing risk review (see page 81)

Various activities help ensure that risk considerations are included in the compensation process and support the work of the Committee:

•   the Risk Review Committee:

•   regularly assesses the Bank’s credit, market, liquidity and funding risk positions against the risk appetite statement and approved exposure limits

•   receives quarterly presentations about the Bank’s risk management processes

•   four of the members of the Risk Review Committee are members of the Human Resources Committee, and leverage that participation to help inform compensation decisions

•   the management oversight committees review material risk events at the enterprise and operating group level and by line of business. Material risk events can affect the year-end incentive awards. These reviews consider the effects on year-end incentive pool funding and/or individual incentive awards and whether additional adjustments are required.

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PRINCIPLE: Encourage a long-term view to increase shareholder value

A significant portion of variable pay for each executive is equity-based

There are share ownership requirements for each executive

A significant amount of executive compensation is deferred. This approach, combined with executive share ownership requirements, focuses the executive team on executing business strategies, sustaining performance and growing shareholder value over the longer term.

This also encourages executives to stay with the Bank and, as future payouts may be affected by their current decisions, serves to incent prudent risk-taking as well.

Emphasis on deferred compensation

Having a significant portion of executive pay as variable deferred compensation ties their compensation to longer-term performance.

Each compensation target mix reflects the executive’s ability to influence business results over the short-term (one year), mid-term (three years) and long-term (10 years or more). Executives can choose to receive some or all of their short-term incentive in deferred share units instead of cash, which increases their amount of deferred compensation.

The percentage of variable pay for the CEO, Senior Executives and Executive Vice-Presidents is significantly higher than other executive roles because of their direct involvement in strategic decision-making and stewardship of the Bank.

BMO’s compensation practices align with FSB Principles, which recommend that the Bank’s deferred compensation be:

•	at least 60% of total variable compensation for Senior Executives
•	40% to 60% of total variable compensation for each employee at the Senior Vice-President level and above, and for certain roles in BMO Capital Markets, Corporate Treasury and BMO Insurance that could have a material impact on the risk of the Bank.

Deferred compensation makes up 68% of the CEO’s target total compensation and 79% of his target total variable compensation, exceeding the FSB Principles.

Executives are required to have an equity stake

Executives are required to own equity in the Bank and must meet the requirement within three years of being appointed to their positions (five years for Vice-Presidents). They can count Shares, performance share units, restricted share units or deferred share units towards meeting the requirement. To reinforce the Bank’s pay for performance philosophy, mid-term incentive awards for the CEO and Senior Executives are granted only as PSUs. The CEO and Senior Executives must continue to hold their Shares after they leave the Bank, which promotes strong governance practices and prudent risk-taking. Share ownership is measured annually. See the NEO profiles beginning on page 88 for details about their holdings.

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PRINCIPLE: Align with prudent risk-taking

Compensation structure does not encourage excessive risk-taking and rewards appropriate use of capital

A significant portion of each executive’s compensation is deferred

As a diversified financial services company, BMO is exposed to a variety of risks that are inherent in carrying out its business activities. Having an integrated and disciplined approach to risk management is key to developing a strong risk culture and the success of the Bank’s operations.

BMO’s risk governance framework is designed to ensure prudent and measured risk-taking in every aspect of its planning process and day-to-day business activities. Risk governance includes a risk appetite framework, risk policies, risk committees and risk culture, all of which help to manage risk and guide employee behaviours and actions toward sound decision-making. You can read more about risk management at BMO in the Annual Report beginning on page 78.

The risk appetite framework, a key element of risk governance, is used to balance the level of risk-taking within the Bank with the achievement of the Bank’s stated priorities as well as with its responsibility to help ensure the soundness and stability of the financial markets in which BMO operates.

Management develops the risk appetite framework to account for a variety of risk at the enterprise and operating group levels, and recommends it to the Risk Review Committee of the Board for approval. BMO’s strategy, financial and capital planning, performance management and compensation are all aligned and integrated with the Bank’s risk appetite.

About the Bank’s risk appetite framework

BMO’s risk appetite framework defines the type and amount of risk the Bank is willing to take to achieve its priorities and business plans.

The framework covers 11 types of risk that could have a material impact on the business:

•  credit and counterparty

•  market

•  liquidity and funding

•  operational

•  model

•  insurance

•  legal and regulatory

•  business

•  strategic

•  reputation

•  environmental and social.

Risk is managed within these guidelines using risk tolerance thresholds at the enterprise and operating group level and by line of business. Each operating group has its own risk appetite, aligned to the enterprise risk appetite and group opportunities. Each executive has risk related goals and objectives as part of their individual performance goals.

The Risk Review Committee regularly reviews the Bank’s key risks, risk positions and risk governance framework as part of its responsibilities (see page 79).

The Board’s Human Resources Committee sets the compensation philosophy and strategy of the Bank, and makes sure the executive compensation program aligns with the Bank’s risk appetite statement and supports the Bank’s requirements on compliance and ethics.

The Committee manages current and future compensation risk in four ways:

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1. Plan design

The management oversight committees (see pages 65 and 66) review incentive compensation plan design to make sure risk, compliance, finance, audit and anti-money laundering considerations are appropriately incorporated, and to fully assess risk before finalizing incentive pools and individual compensation awards.

The executive compensation program includes several design features to promote strong goal practices and prudent risk-taking:

•	a significant portion of executive compensation is deferred
•	the use of stock options is limited to no more than 10% of total variable compensation for those eligible (Senior Vice-Presidents and above)
•	incentive awards are also based on primary and secondary measures that include forward-looking indicators of risk
•	both absolute and relative performance are used to determine incentive awards
•	caps are applied to the funding pools for the short, mid and long-term incentive
•	individual STIP awards for executives are capped at 150% of an executive’s targeted amount
•	return on equity, a primary performance measure used for determining the incentive awards, is also used to determine the number of performance share units that vest at the end of a three-year period.

Stress testing

BMO uses rigorous stress testing during business planning and when establishing the financial goals tied to incentive compensation plans. It also conducts stress testing at three stages of the compensation process to help make sure compensation decisions align with the Bank’s compensation philosophy and principles:

•	analyzes and tests the impacts on compensation when designing and/or redesigning compensation plans
•	reviews the impact of year-end incentive pool funding on minimum regulatory and/or market capital requirements before payouts are made
•	each fiscal year an independent review is conducted to stress test and back test the Bank’s material compensation plans, and to confirm alignment with FSB Principles.

Independence of control functions

Compensation for employees in governance and oversight functions in Risk Management, Finance, Audit, Legal and Compliance, Anti-Money Laundering and Human Resources is tied to overall Bank performance and performance against individual objectives.

These employees do not report into the lines of business they support, nor does the success or financial performance of business areas they support or monitor directly impact the assessment of their performance or their compensation. This independence mitigates risk and encourages these employees to maintain their focus on BMO’s overall success.

2. Incentive pool funding

The performance measures and goals selected for the short, mid and long-term incentive plans are tied to the Bank’s strategic priorities and set within the Bank’s risk appetite, using risk tolerance thresholds at three levels: enterprise, operating group and line of business. They are established by taking into consideration a risk-based capital assessment that measures the risk the Bank takes on in pursuit of its financial targets and enables it to evaluate risk-adjusted returns. Performance against these goals has a direct impact on the funding of the plans.

For example:

•	business results are reviewed against provisions for credit, market, liquidity and other important measures of risk
•	return on equity is a primary and secondary measure
•	return on economic capital is a secondary measure
•	net economic profit is a secondary measure for the incentive plans.

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At the end of every year, the Human Resources Committee completes a risk review and may adjust the pool funding and/or require forfeiture of any previously granted equity awards as appropriate. It considers information from the Chief Risk Officer (an assessment of material risk factors during and at the end of the year) and the management compensation oversight committees (their review of material risk events throughout the year).

As part of this review, the Human Resources Committee also looks at other financial and non-financial measures for the Bank and each operating group to determine whether further adjustments are appropriate.

3. Individual awards

The Human Resources Committee conducts a year-end review of the individual performance of the Senior Executives and the incentive awards for individuals whose variable pay is above a certain dollar threshold. This includes an assessment of any risk, compliance, audit and financial factors when determining individual incentive compensation awards.

The Committee also reviews equity awards prior to vesting and considers whether adjustments to payouts or forfeitures are appropriate.

Finally, the Board carries out a risk review at the end of the year (risk profiles of the enterprise and operating groups) to identify if the operating group’s risk profile is consistent with the Bank’s risk appetite statement and the Board’s risk expectations before it approves final incentive awards for the CEO.

4. Clawbacks and forfeitures

Clawback and forfeiture policies have been adopted in the Bank’s compensation programs to help mitigate current and future risks.

Award	Who it applies to	How it works
Clawbacks
Cash	Executives and BMO Capital Markets employees at the Managing Director level and above	All or part of variable compensation paid out in the past 12 months can be clawed back if the Bank restates its financial statements or there is qualifying employee misconduct. This includes cash bonuses and payouts from equity incentive plans.
Forfeitures
Equity	All equity plan participants

All unvested PSUs, RSUs, DSUs and vested and unvested options are subject to forfeiture when:

•   the Bank uncovers inappropriate risk-taking by a participant

•   a participant resigns or is terminated for cause

•   it is discovered that a participant who no longer works for the Bank committed an act while employed with the Bank that would have been cause for termination

•   a participant whose employment has been terminated solicits Bank employees

•   a participant who has retired solicits employees or customers of the Bank.

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Award	Who it applies to	How it works
Other policies and mechanisms
Anti-hedging	All equity plan participants (including Directors)	To ensure pay for performance, participants are prohibited from using any kind of personal hedging (for example, prepaid variable contracts, equity swaps, collars or units of exchange funds), to undermine or reduce the risk and shareholder alignment embedded in their mid-term and long-term incentive awards or other BMO Shares or securities they hold.
Individual performance considerations	All employees	Managers consider risk, audit and compliance accountabilities when conducting individual performance assessments and making compensation decisions.
Limits on guarantees	All employees	Incentive compensation for new employees can only be guaranteed for up to 12 months, which the Committee considers to be a sufficient amount of time to transition into the Bank.
Change of control(a)	All equity plan participants

To mitigate compensation risk, the stock option plan calls for a double trigger for accelerated vesting of stock options. Stock options will vest immediately if the Bank undergoes a change of control and the participant is terminated without cause within 24 months of a change of control.

Unvested RSUs and PSUs continue to vest if there is a change of control or if the participant is terminated without cause.

(a)	Change of control occurs in the following circumstances: (i) 50% or more of the outstanding voting securities are acquired, (ii) all or substantially all of the Bank’s assets are sold, assigned or transferred other than to a subsidiary, (iii) an acquisition of the Bank via merger, amalgamation, consolidation, amalgamation or otherwise or dissolution of the Bank, or (iv) a change in a majority of our board members occurs.

Bank of Montreal Management Proxy Circular	84

2017 RESULTS AND COMPENSATION

2017 Results (a)

Measure	2017 Adjusted	2016 Adjusted	2015 Adjusted	2017 vs. 2016
Net income	$5,508 million	$5,020 million	$4,681 million	+10%
ROE	13.7%	13.1%	13.3%	+60 bps
EPS	$8.16	$7.52	$7.00	+9%

Measure	2017 Reported	2016 Reported	2015 Reported	2017 vs. 2016
Net income	$5,350 million	$4,631 million	$4,405 million	+16%
ROE	13.3%	12.1%	12.5%	+120 bps
EPS	$7.92	$6.92	$6.57	+14%
Common Equity Tier 1 Ratio	11.4%	10.1%	10.7%	+130 bps

Other measures	2017		2016		2015
	Bank	Canadian peer group	Bank	Canadian peer group	Bank	Canadian peer group
1-year TSR (b)	20.2%	24.9	17.0%	15.7%	-3.0%	-4.6%
3-year TSR (b)	10.9%	11.2	9.9%	9.4%	13.5%	11.5%

The Bank had good performance in 2017 with reported net income up 16% and adjusted net income up 10%. Reported EPS was $7.92, up $1.00 or 14% from 2016. Adjusted EPS was $8.16, up $0.64 or 9%. Performance benefited from our diversified and competitively advantaged businesses. There was very good underlying performance in Canadian P&C with an improved efficiency ratio and well-diversified balance growth. U.S. P&C had solid performance in a mixed environment, with higher deposit spread and good commercial loan growth. Wealth Management had very strong results reflecting business growth and a net operating leverage of 6.8% on a reported basis and 5.3% on an adjusted basis. There was good earnings growth in BMO Capital Markets despite headwinds, with particularly strong growth in the U.S. segment. The Bank performed well against its performance goals for the year, exceeding the plan. The Bank’s good performance contributed to being in line with our medium-term objective of achieving average annual adjusted EPS growth of 7% to 10% and generating above 2% average annual adjusted net operating leverage. BMO is well-capitalized with CET1 Ratio of 11.4% at October 31, 2017, compared to 10.1% a year ago.

The Bank’s performance is a reflection of our diversified business mix. We are making good progress against our financial and strategic objectives and we start 2018 from a position of strength, with diversified and competitively advantaged businesses, a team of highly engaged, customer-focused employees and a solid technology and data foundation.

(a)	Bank measures are as reported in the 2017 Annual Report. Adjusted measures are non-GAAP as discussed more fully on page 29 of the Bank’s 2017 Annual Report. Adjusted net income, adjusted earnings per share and adjusted return on equity exclude the after-tax impact of restructuring costs, the amortization of acquisition-related intangible assets, acquisition integration costs, as well as a decrease in the collective allowance in 2017 and a negative cumulative accounting adjustment in 2016. Restructuring costs were $41 million, $132 million and $106 million after tax in 2017, 2016 and 2015, respectively. The amortization of acquisition-related intangible assets was $116 million, $124 million and $127 million after tax in 2017, 2016 and 2015, respectively. Acquisition integration costs were $55 million, $71 million and $43 million after tax in 2017, 2016 and 2015, respectively. The decrease in the collective allowance was $54 million after tax in 2017. The negative cumulative accounting adjustment was $62 million after tax in 2016.
(b)	The average annual total shareholder return is calculated using the closing share price on October 31, 2017 and assuming reinvestment of dividends paid during the period. The Canadian peer group is comprised of the five other largest Canadian banks, excluding BMO. This differs from the three-year TSR used for compensation purposes, which is calculated based on the average share price for the 90 days ending October 31, given this is a better reflection of performance than using the closing price on October 31. See page 77 for information about how the mid-term and long-term incentives are funded.

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Funding of the incentive plans

The Bank’s philosophy is to set financial targets that are designed to challenge the organization and continue to move the organization forward in delivering growth. We believe setting a high bar motivates the organization to deliver strong performance and is consistent with our ambition to achieve first quartile performance relative to our Canadian peers. A number of factors are considered in setting the targets, including the impacts of changes in interest rates and the regulatory environment and strategic business initiatives. Such factors may drive differences in year over year target growth expectations.

BMO’s medium-term financial targets establish a range of expected performance over time, including delivering top-tier TSR. The Bank establishes an annual business plan keeping these targets in mind, as well as environmental and company-specific factors relevant to the particular year. We then create annual performance goals with a range of incentive pool outcomes above and below these annual goals – you can read about this on page 71. In keeping with our philosophy of setting a high bar, our annual performance goals are challenging.

Funding of the short-term, mid-term and long-term incentive pools was on target driven by the three-year total shareholder return, a stronger ROE and EPS growth, partially offset by below target performance on the efficiency ratio.

Funding levels also take into account the Committee’s risk review and a review of several financial and non-financial measures. The Committee reviewed a number of secondary considerations for total Bank and for each of the operating groups, but did not adjust the calculated performance factors used to determine the overall incentive pool funding for executives. In addition, the Committee reviewed and recommended no adjustments to the mid-term equity awards that vested and paid out in 2017.

Performance measures for the incentive plans (a)	How they’re used	2017 goal	2017 results	Combined effect on pool funding
Three-year TSR relative to Canadian peer group (b)	Relative performance accounts for 50% of the funding of the mid- and long-term incentive	At or above average	At target	mid-term and long-term incentives: At target
Return on equity	Absolute performance determines the funding of our short-term incentive pool and 50% of the mid- and long-term incentive pool	13.2%	13.7%
Efficiency ratio (c)		61.7%	62.8%	short-term incentives: At target
Earnings per share (EPS) growth		6.5%	8.5%
Revenue growth (d)		5.6%	5.6%
Customer loyalty/experience		36	36

(a)	Measures are non-GAAP as discussed more fully on page 59 of this circular, and on page 29 of the Bank’s 2017 Annual Report.
(b)	The three-year TSR calculated for compensation purposes differs from the three-year TSR reported in the Bank’s 2017 Annual Report since it is calculated based on the average share price for the 90 days ending October 31, given this is a better reflection of performance than using the closing price on October 31. See page 77 for information about how the mid-term and long-term incentives are funded.
(c)	Efficiency ratio is calculated as non-interest expense divided by total revenue, net of commissions, claims and changes in policy benefit liabilities, expressed as a percentage.
(d)	Net of commissions, claims and changes in policy benefit liabilities (“CCPB”).

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Generating shareholder value

Shareholder returns

The chart below compares the cumulative value of $100 invested in BMO Shares on October 31, 2012 with the cumulative value of $100 invested in each of two TSX indices for the same period. The chart also compares total compensation awarded to the CEO, the CFO and the three most highly compensated NEOs in each year. NEO compensation has remained relatively flat despite the increase in shareholder returns over the last five years. See page 89 for more information about how Mr. Downe’s compensation aligns with shareholder returns.

(a)	Cumulative value of $100 invested on October 31, 2012, reflecting the change in share price plus reinvested dividends.
(b)	Includes base salary, annual short-term incentive payment, value of mid-term incentive awards at the time of grant, fair market value of the long-term incentive awards at the time of grant, other compensation and the annual pension service and compensation cost for the NEOs in each year.
(c)	NEOs in 2012 to 2017 were W.A Downe, T.E. Flynn and the three most highly compensated executive officers other than the CEO and CFO.

Cost of management ratio

In response to a shareholder proposal received in 2005, BMO committed to working with other financial institutions to develop a cost of management ratio to be reported annually. This measure shows that BMO’s executive compensation has remained relatively consistent over the past three years and remains below 1% of net income after tax.

	2017	2016	2015
Reported net income after tax ($ millions)	5,350	4,631	4,405
Total aggregate NEO compensation ($ millions)	36.3	35.5	31.6
Cost of management ratio as a percentage of net income after tax (%)	0.68	0.77	0.72

Total aggregate compensation is the total of base salary, short-term, mid-term and long-term incentives, other compensation and the annual pension service and compensation cost for NEOs.

The profiles that follow this section show the compensation that was awarded to each NEO for fiscal 2017, including the proportion of at-risk pay and deferred performance-based pay. Note that the amount each executive actually received in incentive compensation was based on pool funding as well as performance against individual goals.

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2017 Compensation for the Named Executive Officers

William A. Downe, Chief Executive Officer

In fiscal 2017, Mr. Downe continued to provided leadership and vision. Through the Board of Directors, he was accountable to shareholders for defining, communicating and achieving BMO’s strategy and operational goals, and was responsible for enterprise-wide performance, financial results, including profit and loss, balance sheet and shareholder value metrics, and defining and maintaining a culture of corporate responsibility.

Mr. Downe has held the following positions with the Bank, in Canada and the United States:

1983	Joined the Bank
1999	Vice-Chair,Bank of Montreal
2001	DeputyChair of BMO Financial Group and Chief Executive Officer, BMO Nesbitt Burns
2006	ChiefOperating Officer of BMO Financial Group
2007	Appointedto Chief Executive Officer

He has a Bachelor of Arts degree from Wilfrid Laurier University and a Master of Business Administration from the University of Toronto.

Mr. Downe retired as Chief Executive Officer on October 31, 2017.

2017 compensation
(Canadian $)	2017	2016	2015
Cash
Salary in US$	1,500,000	1,500,000	1,500,000
Salary (a)	1,960,650	1,987,650	1,882,050
Short-term incentive (bonus)	1,414,350	1,368,600	1,361,700
Total cash	3,375,000	3,356,250	3,243,750
Equity
Performance share units	3,675,000	3,697,500	3,516,250
Stock options	850,000	918,000	873,000
Deferred share units	2,600,000	2,652,000	2,522,000
Total equity	7,125,000	7,267,500	6,911,250
Total direct compensation	10,500,000	10,623,750	10,155,000
Mr. Downe’s total direct compensation is at target

(a)	Mr. Downe’s base salary is paid in U.S. dollars. The amount he receives is converted to Canadian dollars for compensation purposes using each fiscal year’s average exchange rate:
•	2017: US$1.00 = Cdn$1.3071
•	2016: US$1.00 = Cdn$1.3251
•	2015: US$1.00 = Cdn$1.2547

2017 Target compensation

The Board kept Mr. Downe’s target total direct compensation at Cdn$10.5 million for 2017.

2017 Performance

This year’s results(a) are a reflection of Mr. Downe’s leadership. Reported earnings were up 16% and adjusted earnings were up 10%. Reported net revenue (net of CCPB) was up 6% and adjusted net revenue was up 6%; reported net operating leverage was 3.7% and adjusted net operating leverage was 1.9%. We paid dividends of $3.52, an increase of 5% over last year, and ended the year with the financial capacity to grow. At the same time, we made significant investments in digital capabilities, providing BMO’s customers with innovative products and services and positioning the

(a)	Adjusted measures are non-GAAP as discussed more fully on page 59 of this circular, and on page 29 of the Bank’s 2017 Annual Report.

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Bank for the future. Under Mr. Downe’s leadership, the representation of women in senior leadership roles rose to 40%, and BMO won the 2017 Catalyst Award for accelerating diversity and inclusion. In 2017, BMO was also named the winner of the 2017 Thomson Reuters/S-Network ESG Best Practices Award, ranking number one in environmental, social and governance practices among all industry groups in North America and financial services companies worldwide. Mr. Downe helped manage the transition to a new CEO and is leaving every one of our businesses well positioned for success now and for the long term.

Based on the Bank’s results against its goals, Mr. Downe’s total direct compensation for 2017 was $10.5 million – 100% of his target.

2017 incentive awards

Mr. Downe’s incentive awards are based 100% on total Bank business performance. BMO performed well in 2017 against annual operating and three-year total shareholder return(a) goals, and Mr. Downe’s 2017 variable compensation reflects this: his short, medium and long-term incentives were all calculated at target (see page 86 for details). Mr. Downe’s salary is paid in U.S. dollars, so the Committee made a downward adjustment to his short-term incentive to offset the impact that the strong U.S. dollar would have had on his 2017 total compensation.

Aligning pay with performance

One of the governing principles of BMO’s compensation objectives is to align compensation with shareholder interests. Deferring compensation is one way to ensure this.

The table below shows Mr. Downe’s total direct compensation over the last five fiscal years, and its current value compared to shareholder value. He was appointed to CEO in 2007.

	Total direct compensation
Fiscal year	Value at time of the award ($)	Value on Oct 31, 2017 ($)(a)	Value on October 31, 2017 as a percentage of value at time of the award (%)(b)	Shareholder value ($)(c)
2012	9,204,000	16,552,050	180	206
2013	9,479,375	13,557,956	143	160
2014	9,944,979	12,289,962	124	136
2015	10,155,000	12,902,548	127	141
2016	10,623,750	10,621,416	100	120
Average			135	153

(a)	Mr. Downe’s total direct compensation as measured on October 31, 2017 includes:
•	actual salary and cash incentive payments received in the year of award
•	the actual value received from vested share units and option exercises that were granted during measurement period
•	the October 31, 2017 value of share units that have not vested, including dividend equivalents
•	the October 31, 2017 in-the-money value of stock options awarded
•	compensation received in US$ has been converted into Cdn$ (see page 88 for foreign exchange rates)
(b)	The value of Mr. Downe’s total direct compensation measured on October 31, 2017 as a percentage of his total direct compensation in the year of the award.
(c)	The cumulative value at October 31, 2017 of $100 invested in Shares on November 1 in the award year, including reinvested dividends.

(a)	The three-year TSR for compensation purposes differs from the three-year TSR reported in the Bank’s 2017 Annual Report since it is calculated based on the average share price for the 90 days ending October 31, given this is a better reflection of performance than using the closing price on October 31. See page 77 for information about how the mid-term and long-term incentives are funded.

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Share ownership

Mr. Downe exceeds his share ownership guidelines.

Share ownership as at December 31, 2017
					Total Shares as a multiple of base salary
Required multiple	Private Shares ($)	Vested ($)	Unvested ($)	Total share ownership ($)	Private & Vested Holdings	Unvested Holdings	Total share ownership
7.0	24,176,404	34,217,674	22,223,075	80,617,153	29.78	11.33	41.12

The CEO must consult with the Committee chair before exercising any stock options. This ensures proper oversight of the Bank’s compliance with trading regulations and governance best practices.

Pension

The Human Resources Committee capped Mr. Downe’s pension at US$1 million (current value Cdn$1,289,500), which he reached in 2012 (see page 102). This amount is payable upon retirement on an unreduced basis, and will not increase based on additional years of credited service or future earnings.

Mr. Downe participates in the following:

•	a Retirement Allowance Agreement (“RAA”), a Bank-funded non-registered agreement that defines his overall pension arrangement, clarifies his entitlement if there is a change of control, and limits his annual pension benefit to US$1 million regardless of his length of service, salary level or bonuses. Pension accrued under the BMO Canada Pension Plan, a federally registered defined benefit plan for eligible Canadian employees is offset from this pension entitlement.

Mr. Downe’s overall annual normal retirement pension benefit is:

•	equal to 2% of his pensionable earnings multiplied by his years of credited service. This formula is subject to an annual cap of US$1 million. Pensionable earnings for Mr. Downe are in U.S. dollars and capped at 145% of base salary. They are defined as the sum of his last 12 months’ salary and the average of his highest five consecutive short-term incentive awards
•	payable upon retirement subject to legislation, regulations and plan rules
•	paid in part from the BMO Canada Pension Plan as periodic payments. The remainder is converted into cash and paid in a lump sum according to the terms of the RAA

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Thomas E. Flynn, Chief Financial Officer

Mr. Flynn leads the management and oversight of Bank-wide financial governance and reporting, treasury management, corporate development, investor relations, taxation and corporate communications.

Mr. Flynn has held the following senior management positions with the Bank:

1992	Joined the Bank
2004	Executive Vice-President, Finance and Treasurer
2007	Acting Chief Financial Officer
2008	Executive Vice-President and Chief Risk Officer
2011	Appointed to current role

Mr. Flynn has an Honours Bachelor of Arts in Business Administration and a Master of Business Administration from the Ivey School of Business at Western University, and is a Chartered Professional Accountant, Chartered Accountant.

2017 compensation
(Canadian $)	2017	2016	2015
Cash
Salary (a)	583,333	500,000	500,000
Short-term incentive (bonus)	800,000	890,000	750,000
Total cash	1,383,333	1,390,000	1,250,000
Equity
Performance share units	1,350,000	1,375,000	1,250,000
Stock options	300,000	300,000	270,000
Deferred share units	450,000	460,000	430,000
Total equity	2,100,000	2,135,000	1,950,000
Total direct compensation	3,483,333	3,525,000	3,200,000
(a)$600,000 effective January 1, 2017.

2017 Target compensation

Mr. Flynn’s target total direct compensation is competitive and did not change for 2017. The mix of his total direct compensation changed with an increase in salary to $600,000 to align more closely with the market.

2017 Performance and incentive awards

The CEO assessed Mr. Flynn’s 2017 performance against his key individual objectives. His sound judgment, balanced perspective and professional expertise contributed toward the Bank’s strong financial governance and the achievement of its strategic goals.

Mr. Flynn’s incentive awards are based 100% on total Bank business performance. BMO performed well in 2017 against annual operating and three-year total shareholder return(a) goals, and Mr. Flynn’s 2017 variable compensation reflects this: his short, medium and long-term incentives were all calculated at target (see page 86 for details). After reviewing business performance factors and secondary considerations, the Committee made no changes to Mr. Flynn’s calculated awards.

(a)	The three-year TSR for compensation purposes differs from the three-year TSR reported in the Bank’s 2017 Annual Report since it is calculated based on the average share price for the 90 days ending October 31, given this is a better reflection of performance than using the closing price on October 31. See page 77 for information about how the mid-term and long-term incentives are funded.

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Target for 2018

Mr. Flynn’s target total direct compensation for 2018 will remain unchanged.

Alignment with shareholder interests

One of the governing principles of BMO’s compensation objectives is to align compensation with shareholder interests. Deferring compensation is one way to accomplish this, and 72% of Mr. Flynn’s 2017 total variable compensation is deferred.

Share ownership

Mr. Flynn exceeds his share ownership guidelines.

Share ownership as at December 31, 2017
Required multiple	Shares ($)	RSUs ($)	PSUs ($)	DSUs ($)	Total share ownership ($)	Total Shares as a multiple of base salary
5.0	1,634,386	0	4,802,851	3,459,409	9,896,646	16.97

Pension

Mr. Flynn participates in the following:

•	The BMO Canada Pension Plan, a federally-registered defined benefit pension plan for eligible Canadian employees
•	the Executive Supplementary Pension Plan (“Supplementary Plan”), a Bank-funded non-registered arrangement for executives, designated managing directors and designated officers.

Mr. Flynn’s total annual normal retirement pension benefit is:

•	equal to 1.25% of his average pensionable salary (subject to certain limits), multiplied by his years of credited service, less an offset for a Canada Pension Plan (“CPP”) entitlement, plus 1.25% of the average of his five highest consecutive short-term incentive awards, capped at 45% of his average pensionable salary (subject to certain limits) multiplied by his years of credited service plus 0.75% of his average pensionable salary multiplied by the years of contributory service, because he has chosen to enhance a portion of his pension benefit by making optional contributions
•	payable at age 65 but can be paid up to 15 years earlier on a reduced basis (a reduction of 3% per year for each year that retirement precedes age 60 for the portion of the pension based on service accrued prior to July 1, 2007, and a reduction of 4% per year for each year that retirement precedes age 65 for the portion of the pension based on service accrued after June 30, 2007), subject to legislation, regulations and plan rules
•	paid as periodic payments from both the BMO Canada Pension Plan and the Supplementary Plan.

His total annual retirement pension benefit to date is $238,854, payable on an unreduced basis at age 65. This amount will increase with additional years of credited service and earnings. See page 102 for more information.

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Darryl White, Chief Operating Officer

In fiscal 2017, Mr. White provided strategic leadership for the Bank’s Personal, Commercial and Wealth businesses, overseeing Marketing and ensuring the Bank’s technology function delivered strategic capabilities to these businesses.

Mr. White has held the following senior management positions with the Bank:

1994	Joined BMO’s Investment Banking Group in Toronto and progressed through various roles in M&A, Diversified Industries and Media and Communications
2006	Executive Managing Director & Head of Investment & Corporate Banking, Montreal. He also served as Co-Head of the Media & Communications Practice
2010	Deputy Head, Investment & Corporate Banking, Canada and Global Head, Equity Capital Markets
2014	Appointed to Group Head, BMO Capital Markets on November 1
2016	Appointed Chief Operating Officer, BMO Financial Group on November 1

Mr. White is a past recipient of Canada’s Top 40 Under 40 Award, a Dean’s Honour List graduate of Western University’s Ivey Business School and a graduate of the Advanced Management Program at the Harvard Business School.

On November 1, 2017, Mr. White was appointed Chief Executive Officer.

2017 compensation
(Canadian $)	2017	2016	2015
Cash
Salary (a)	750,000	483,333	400,000
Short-term incentive (bonus)	2,050,000	2,800,000	1,975,000
Total cash	2,800,000	3,283,333	2,375,000
Equity
Performance share units	3,500,000	3,160,000	2,600,000
Stock options	700,000	765,000	625,000
Deferred share units	1,250,000	975,000	800,000
Total equity	5,450,000	4,900,000	4,025,000
Total direct compensation	8,250,000	8,183,333	6,400,000

(a)	$400,000 effective November 1, 2014, $500,000 effective January 1, 2016 and $750,000 effective November 1, 2016.

Target

On November 1, 2016, Mr. White became Chief Operating Officer. Mr. White’s target total compensation for 2017 is competitive with the market and did not change, however the mix of his target total direct compensation included an increase in salary to $750,000.

2017 Performance and incentive awards

The CEO assessed Mr. White’s 2017 performance against his key individual objectives. His deep understanding of the financial industry, strategic focus on customers and leadership contributed to the Bank’s strong performance. His command of the Bank’s fundamental performance drivers and what constitutes opportunity for the organization is distinctive.

Mr. White’s incentive awards are based 100% on total Bank business performance. BMO performed well in 2017 against annual operating and three-year total shareholder return(a) goals,

(a)	The three-year TSR for compensation purposes differs from the three-year TSR reported in the Bank’s 2017 Annual Report since it is calculated based on the average share price for the 90 days ending October 31, given this is a better reflection of performance than using the closing price on October 31. See page 77 for information about how the mid-term and long-term incentives are funded.

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and Mr. White’s 2017 variable compensation reflects this: his short, medium and long-term incentives were all calculated at target (see page 86 for details). After reviewing business performance factors and secondary considerations, the Committee made no changes to Mr. White’s calculated awards. It did, however, award Mr. White with a one-time promotional grant of $250,000 in deferred share units.

Target for 2018

When he was appointed to Chief Executive Officer on November 1, 2017, Mr. White’s target total compensation for 2018 was increased to $8.5 million, which includes a base salary of $1 million.

Alignment with shareholder interests

One of the governing principles of BMO’s compensation objectives is to align compensation with shareholder interests. Deferring compensation is one way to accomplish this, and 73% of Mr. White’s 2017 total variable compensation is deferred.

Share ownership

Mr. White exceeds his share ownership guidelines.

Share ownership as at December 31, 2017
Required multiple (a)	Shares ($)	RSUs ($)	PSUs ($)	DSUs ($)	Total share ownership ($)	Total Shares as a multiple of base salary
5.0	38,325	0	11,053,128	3,441,302	14,532,755	19.38

(a)	As CEO, the Committee increased Mr. White’s required multiple to 8.0 times base salary starting in 2018.

Pension

Mr. White participates in the following:

•	The BMO Canada Pension Plan, a federally-registered defined benefit pension plan for eligible Canadian employees
•	the Executive Supplementary Pension Plan (“Supplementary Plan”), a Bank-funded non-registered arrangement for executives, designated managing directors and designated officers.

Mr. White’s total annual normal retirement pension benefit is:

•	equal to 1.25% of his average pensionable salary (subject to certain limits), multiplied by his years of credited service, less an offset for a Canada Pension Plan (“CPP”) entitlement, plus 1.25% of the average of his 5 highest consecutive short-term incentive awards, capped at 45% of his average pensionable salary (subject to certain limits) multiplied by his years of credited service.
•	the pension attributed to the BMO Canada Pension Plan and Supplementary Plans is payable at age 65 but can be paid up to 10 years earlier on a reduced basis (a reduction of 4% per year for each year that retirement precedes age 65), subject to legislation, regulations and plan rules
•	the portion paid from the BMO Canada Pension Plan and Supplementary Plans paid as periodic payments.

His total annual retirement pension benefit to date is $6,083, payable on a fully unreduced basis at age 65. This amount will increase with additional years of credited service and earnings. See page 102 for more information.

Bank of Montreal Management Proxy Circular	94

Patrick Cronin, Group Head, BMO Capital Markets

Mr. Cronin is responsible for BMO’s interactions with corporate, institutional and government clients. He chairs the BMO Capital Markets Operating, Executive and Management Committees.

Mr. Cronin has held the following senior management positions with the Bank:

1993	Joined BMO’s Investment Banking Group in Toronto and progressed through a series of increasingly senior positions on the trading floor
2001	Appointed Co-Head, Equity Derivatives Group, BMO Capital Markets
2005	Appointed Co-Head of Financial Products, BMO Capital Markets
2011	Head of Trading Products, BMO Capital Markets
2014	Appointed President and Chief Operating Officer, BMO Capital Markets
2016	Appointed Group Head, BMO Capital Markets on November 1

Mr. Cronin also serves on the Board of the Loran Scholars Foundation and the Canadian Derivatives Clearing Corporation, and is Chair of the United Way Toronto & York Region Major Individual Giving Cabinet. He holds an MBA from Western University’s Ivey School of Business and a Bachelor of Arts from the University of Toronto.

2017 compensation
(Canadian $)	2017	2016	2015
Cash
Salary (a)	500,000	250,000	250,000
Short-term incentive (bonus)	2,500,000	2,561,000	2,375,000
Total cash	3,000,000	2,811,000	2,625,000
Equity
Performance share units*	2,950,000	4,249,000	3,875,000
Stock options	650,000	500,000	500,000
Deferred share units	900,000	0	0
Total equity	4,500,000	4,749,000	4,375,000
Total direct compensation	7,500,000	7,560,000	7,000,000
* Prior to 2017, mid-term incentives were granted as RSUs

(a)	$500,000 effective November 1, 2016.

Target

On November 1, 2016, Mr. Cronin became Group Head of BMO Capital Markets. His target total compensation for 2017 increased to reflect the responsibilities of his role and position his compensation competitively with the market. This included an increase in salary to $500,000.

2017 Performance and incentive awards

The CEO assessed Mr. Cronin’s 2017 performance against his individual objectives. Under his leadership, BMO Capital Markets had good earnings growth and particularly strong income growth in the U.S. segment. See pages 58 to 60 of the Annual Report for a full discussion of 2017 group objectives and achievements.

95	Bank of Montreal Management Proxy Circular

Mr. Cronin’s short-term incentive is funded 25% on Bank performance and 75% on BMO Capital Markets performance, and was calculated at above target. The mid-term and long-term incentives were calculated at target based on the Bank’s achievement of its relative TSR(a). After reviewing business performance factors and secondary considerations, the Committee made no changes to Mr. Cronin’s calculated awards. See page 86 for details.

Short-term incentive plan
BMO Capital Markets measures (a)	2017 performance (b)	Impact to pool funding
Net income	Exceeded target	Exceeded target
Revenue growth	Exceeded target
Return on equity	Exceeded target
Efficiency ratio (c)	On target
Customer loyalty/experience	Below target

(a)	Measures are non-GAAP as discussed more fully on page 59 of this circular, and on page 29 of the Bank’s 2017 Annual Report. Adjusted results exclude the amortization of acquisition-related intangible assets ($2 million after tax in 2017).
(b)	For compensation purposes, an adjustment was made to BMO Capital Markets’ results for measuring compensation to increase provisions for credit losses to reflect credit losses on an expected loss basis, rather than actual credit losses.
(c)	Efficiency ratio is calculated as adjusted non-interest expense divided by adjusted total revenue, expressed as a percentage.

See page 73 for the Bank’s performance measures under the short-term incentive plan.

Target for 2018

Mr. Cronin’s target total compensation for 2018 increased to position his compensation competitively with the market. There was no change to his salary.

Alignment with shareholder interests

One of the governing principles of BMO’s compensation objectives is to align compensation with shareholder interests. Deferring compensation is one way to accomplish this, and 64% of Mr. Cronin’s 2017 total variable compensation is deferred.

Share ownership

Mr. Cronin exceeds his share ownership guidelines.

Share ownership as at December 31, 2017
Required multiple of target total direct compensation	Shares ($)	RSUs ($)	PSUs ($)	DSUs ($)	Total share ownership ($)	Total Shares as a multiple of target total direct compensation
1.0	519,447	8,406,994	2,999,803	901,345	12,827,589	Exceeds requirement

Pension

Mr. Cronin participates in the BMO Nesbitt Burns Employee Retirement Plan, on the same basis as other BMO Nesbitt Burns employees. As a participant, he is required to contribute 2% of his earnings to an annual maximum of $2,000 and the Bank contributes 3% of his earnings to an annual maximum of $3,500. The Bank will match 100% of additional voluntary contributions equal to 2% of his earnings to a maximum of $2,000 per year. See page 103 for more information.

(a)	The three-year TSR for compensation purposes differs from the three-year TSR reported in the Bank’s 2017 Annual Report since it is calculated based on the average share price for the 90 days ending October 31, given this is a better reflection of performance than using the closing price on October 31. See page 77 for information about how the mid-term and long-term incentives are funded.

Bank of Montreal Management Proxy Circular	96

Jean-Michel Arès, Chief Technology and Operations Officer

Mr. Arès has enterprise accountability for the diverse businesses and functions within Technology & Operations (T&O): Technology Development & Enterprise Infrastructure, Product Operations, Corporate Real Estate and Strategic Sourcing.

Mr. Arès joined the Bank in April 2010 in his current role. Before joining the Bank he held the following positions:

1993	Consultant at McKinsey & Company, serving clients in telecommunications and banking
1996	Joined General Electric in the Corporate Initiatives Group, later that year appointed Chief Information Officer at GE Power Systems
2000	Appointed Vice-President and Chief Information Officer, GE Power Systems
2002	Joined The Coca-Cola Company as Vice-President and Chief Information Officer, later appointed Senior Vice-President and Chief Information Officer

Mr. Arès has Bachelor and Master degrees in Electrical Engineering and an MBA from McGill University in Montreal.

2017 compensation
(Canadian $)	2017	2016	2015
Cash
Salary in US$	500,000	500,000	500,000
Salary (a)	653,550	662,550	627,350
Short-term incentive (bonus)	700,000	685,000	580,000
Total cash	1,353,550	1,347,550	1,207,350
Equity
Performance share units (b)	3,190,000	3,215,000	3,075,000
Stock options	250,000	255,000	210,000
Deferred share units	360,000	365,000	320,000
Total equity	3,800,000	3,835,000	3,605,000
Total direct compensation	5,153,550	5,182,550	4,812,350

(a)  Mr. Arès’ base salary is paid in U.S. dollars. The amount he receives is converted to Canadian dollars for compensation purposes using each fiscal year’s average exchange rate:

• 2017: US$1.00 = Cdn$1.3071

• 2016: US$1.00 = Cdn$1.3251

• 2015: US$1.00 = Cdn$1.2547

(b)  Includes RSUs awarded as part of a multi-year project initiative.

Target

Mr. Arès’ target total direct compensation is competitive and did not change for 2017. He continues to be eligible for restricted share units as part of a multi-year project initiative.

2017 Performance and incentive awards

The CEO assessed Mr. Arès’ 2017 performance against his key individual objectives. He drove innovation and partnered with the businesses to fully leverage the use of information, technology and processes as a strategic tool.

Mr. Arès’ short-term incentive award is based on 25% on Bank performance and 75% on the weighted average of all operating group measures, and was calculated at target. The mid-term and long-term incentives were calculated at target based on the Bank’s achievement of its relative TSR.(a) After reviewing business performance factors and secondary considerations, the Committee made no changes to Mr. Arès’ calculated awards. See page 86 for details.

(a)	The three-year TSR for compensation purposes differs from the three-year TSR reported in the Bank’s 2017 Annual Report since it is calculated based on the average share price for the 90 days ending October 31, given this is a better reflection of performance than using the closing price on October 31. See page 77 for information about how the mid-term and long-term incentives are funded.

97	Bank of Montreal Management Proxy Circular

Target for 2018

Mr. Arès’ target total direct compensation for 2018 remains unchanged. He will continue to be eligible for restricted share units as part of a multi-year project initiative.

Alignment with shareholder interests

One of the governing principles of BMO’s compensation objectives is to align compensation with shareholder interests. Deferring compensation is one way to accomplish this, and 84% of Mr. Arès’ 2017 total variable compensation is deferred.

Share ownership

Mr. Arès exceeds his share ownership guidelines.

Share ownership as at December 31, 2017
Required multiple	Shares ($)	RSUs ($)	PSUs ($)	DSUs ($)	Total share ownership ($)	Total Shares as a multiple of base salary
5.0	122,016	7,282,178	4,198,890	4,870,542	16,473,626	25.21

Pension

Mr. Arès participates in the following:

•	the Employees’ 401(k) Savings Plan of Bank of Montreal/Harris
•	the BMO Financial Corp. Non-Qualified Savings Plan.

Mr. Arès has also accrued pension benefits in the following:

•	The BMO Canada Pension Plan, a federally-registered defined benefit pension plan for eligible Canadian employees
•	the Executive Supplementary Pension Plan (“Supplementary Plan”), a Bank-funded non-registered arrangement for executives, designated managing directors and designated officers
•	the Employees’ Retirement Plan of the Bank of Montreal/Harris (“Harris Plan”) in the account-based provisions which is a company plan offered to eligible employees of BMO Harris.

Mr. Arès’ overall annual normal retirement pension benefit is:

•	equal to 1.25% of his average pensionable salary (subject to certain limits), multiplied by his years of credited service in the BMO Canada Pension Plan and Supplementary Plan, less an offset for a Canada Pension Plan (“CPP”) entitlement, plus 1.25% of the average of his five highest consecutive short-term incentive awards, capped at 45% of his average pensionable salary (subject to certain limits) multiplied by his years of credited service in the BMO Canada Pension Plan and Supplementary Plans
•	pension attributed to the BMO Canada Pension Plan and Supplementary Plan, which is payable at age 65 but can be paid up to 10 years earlier on a reduced basis (a reduction of 4% per year for each year that retirement precedes age 65), subject to legislation, regulations and plan rules and to be paid as periodic payments
•	pension attributed to the Harris Plan, an account-based benefit. Annual credits provide 3% to 8% of eligible pay based on age and service points. Account balances accumulate annually with interest based on 10-year Treasury Bond rates with a minimum rate of 5.03% up to December 31, 2016 and 5.00% on and after January 1, 2017. The Harris Non-Qualified Plan provides for benefits in excess of statutory compensation limits for the Harris Qualified Plan
•	portion paid from the Harris Qualified Plan is paid as either periodic payments or in a lump sum (Mr. Arès’ option), the portion from the Harris Non-Qualified Plan is paid in a lump sum

His total annual retirement pension benefit to date is $49,856, payable on an unreduced basis at age 65. This amount includes the conversion of the BMO Harris plan into periodic payments. The pension at retirement is subject to changes depending on the annuity market rate at retirement. See pages 102 and 103 for more information.

Bank of Montreal Management Proxy Circular	98

EXECUTIVE COMPENSATION TABLES

Summary compensation table

The table below shows the compensation granted to the NEOs in each of the last three fiscal years.

			Share- based		Option- based	Non-equity incentive plan compensation ($)	Pension	All other	Total
Name and principal position	Year	Salary ($)	awards ($)(a)		awards ($)(a)(b)	Annual incentive plans (c)	value ($)(d)	compensation ($)(e)	compensation ($)
William A. Downe	2017	1,960,650	6,275,000		850,000	1,414,350	0	30,081	10,530,081
Chief Executive	2016	1,987,650	6,349,500		918,000	1,368,600	0	17,558	10,641,308
Officer	2015	1,882,050	6,038,250		873,000	1,361,700	0	16,625	10,171,625
Thomas E. Flynn	2017	583,333	1,800,000		300,000	800,000	126,905	4,377	3,614,615
Chief Financial	2016	500,000	1,835,000		300,000	890,000	100,251	14,959	3,640,210
Officer	2015	500,000	1,680,000		270,000	750,000	104,624	14,959	3,319,583
Darryl White	2017	750,000	4,750,000		700,000	2,050,000	55,009	5,242	8,310,251
Chief Operating	2016	483,333	4,135,000		765,000	2,800,000	0	2,992	8,186,325
Officer	2015	400,000	3,400,000		625,000	1,975,000	0	1,726	6,401,726
Patrick Cronin	2017	500,000	3,850,000		650,000	2,500,000	5,500	2,998	7,508,498
Group Head,	2016	250,000	4,249,000		500,000	2,561,000	3,500	2,992	7,566,492
BMO Capital Markets	2015	250,000	3,875,000		500,000	2,375,000	3,500	2,992	7,006,492
Jean-Michel Arès	2017	653,550	3,550,000	(f)	250,000	700,000	47,464	1,085,600	6,286,614
Chief Technology	2016	662,550	3,580,000	(f)	255,000	685,000	37,914	1,190,615	6,411,079
and Operations Officer	2015	627,350	3,395,000	(f)	210,000	580,000	50,570	1,087,197	5,950,117

Cash compensation paid in U.S. dollars has been converted into Canadian dollars using an average exchange rate for each fiscal year: US$1.00 = Cdn$1.3071 in 2017, US$1.00 = Cdn$1.3251 in 2016 and US$1.00 = Cdn$1.2547 in 2015.

U.S. dollar pension values have been converted into Canadian dollar values at an October 31 spot rate for each fiscal year: US$1.00 = Cdn$1.2895 in 2017, US$1.00 = Cdn$1.3411 in 2016 and US$1.00 = Cdn$1.3075 in 2015.

(a)	The option-based and share-based awards reported are the most recently approved, rather than those 12 months in arrears. The amounts shown are the values on the grant date in each of the 2017, 2016 and 2015 calendar years. The table does not show the value of option-based and share-based awards granted to each of the NEOs in fiscal 2015, November 1 to December 31, 2014.
•	The value of options granted during this period was: Mr. Downe $800,000, Mr. Flynn $270,000, Mr. White $247,950, Mr. Cronin $247,950 and Mr. Arès $250,000.
•	The value of share-based awards during this period was: Mr. Downe $5,800,000, Mr. Flynn $1,665,000, Mr. White $2,385,877, Mr. Cronin $3,611,520 and Mr. Arès $3,550,000.
(b)	A third party consultant prepared an estimate of the value of the options on the grant date, which was reviewed by the Bank’s market risk group. The consultant uses a binomial pricing model, a commonly used valuation method. The consultant gave key assumptions used to determine the option fair value: historic dividend yield: 4.76%, historic share price volatility: 25.18%, risk free rate of return: 1.60% and period until exercise: 10 years. Based on these assumptions, the compensation value of each option granted to the NEOs in December 2017 is $17.11 per option. For accounting purposes, the option value methodology and assumptions used are consistent with the guidance in International Financial Reporting Standard 2, Share-Based Payments. A binomial option pricing model was used with the following assumptions: expected dividend yield 4.1%, expected share price volatility 17.0% – 17.3%, risk free rate of return 2.1% and expected period until exercise 6.5 years – 7.0 years. Based on these assumptions, the weighted-average value of each option granted in December 2017 is approximately $11.30 per option. For the options granted in December 2016, similar differences in assumptions resulted in a compensation value of $16.47, and an accounting value of $11.62.
(c)	Executives can defer a portion of their short-term cash incentive award and receive DSUs instead. None of the NEOs has deferred their award in the last three years.
(d)	Pension value includes the current service cost and the impact of differences between actual compensation and compensation estimated for actuarial purposes (see pages 102 and 103 for information about the pension plans and obligations). Mr. Downe’s pension values for fiscal 2015, 2016 and 2017 are zero because he did not accrue further pension benefits in those years as he reached his total pension entitlement cap of US$1,000,000 in fiscal 2012. The pension value for Mr. Arès includes the portion of his pension accrued in the BMO Harris defined benefit plan up to February 28, 2017 and the contributions to the Employees’ 401(k) Savings Plan of Bank of Montreal/Harris effective March 1, 2017.
(e)	These amounts represent the Bank’s contributions to the NEOs under the employee share purchase programs, and on employee savings plans, plus the total value of perquisites and benefits where they are above $50,000, or 10% of the total annual salary (whichever is lower). For 2017, Mr. Arès’ amount includes a tax equalization payment of $776,798.
(f)	Includes restricted share units awarded as part of a multi-year project initiative.

99	Bank of Montreal Management Proxy Circular

Outstanding option based awards and share-based awards

The following tables show the value of the outstanding option-based and share-based awards for each NEO as of October 31, 2017.

		Option-based awards
Name	Grant date	Number of securities underlying unexercised options	Option exercise price (a)	Option expiration date	Value of unexercised in-the-money options (b)	Value of options exercised (c)
William A. Downe
	13-Dec-2007	165,400	$60.23	13-Dec-2017	$6,384,440
	10-Dec-2009	183,194	$53.45	10-Dec-2019	$8,313,344
	22-Dec-2010	199,408	$57.78	22-Dec-2020	$8,185,698
	13-Dec-2011	178,572	$56.00	13-Dec-2021	$7,648,239
	14-Dec-2012	166,362	$60.11	14-Dec-2022	$6,441,537
	16-Dec-2013	91,108	$68.60	16-Dec-2023	$2,754,195
	15-Dec-2014	51,223	$78.09	15-Dec-2024	$1,062,365
	14-Dec-2015	62,800	$77.23	14-Dec-2025	$1,356,480
	19-Dec-2016	55,728	$96.90	19-Dec-2026	$107,555
Total		1,153,795			$42,253,853	$0
Thomas E. Flynn
	13-Dec-2007	0	$60.23	13-Dec-2017	$0	$748,863
	22-Dec-2010	0	$57.78	22-Dec-2020	$0	$1,221,813
	13-Dec-2011	67,671	$56.00	13-Dec-2021	$2,898,349	$178,000
	14-Dec-2012	40,284	$60.11	14-Dec-2022	$1,559,796
	16-Dec-2013	39,359	$68.60	16-Dec-2023	$1,189,823
	15-Dec-2014	17,288	$78.09	15-Dec-2024	$358,553
	14-Dec-2015	19,423	$77.23	14-Dec-2025	$419,537
	19-Dec-2016	18,212	$96.90	19-Dec-2026	$35,149
Total		202,237			$6,461,207	$2,148,676
Darryl White
	14-Dec-2012	20,263	$60.11	14-Dec-2022	$784,583
	16-Dec-2013	17,312	$68.60	16-Dec-2023	$523,342
	15-Dec-2014	15,876	$78.09	15-Dec-2024	$329,268
	14-Dec-2015	44,960	$77.23	14-Dec-2025	$971,136
	19-Dec-2016	46,440	$96.90	19-Dec-2026	$89,629
Total		144,851			$2,697,958	$0
Patrick Cronin
	11-Dec-2008	24,417	$34.13	11-Dec-2018	$1,579,780
	10-Dec-2009	26,022	$53.45	10-Dec-2019	$1,180,878
	22-Dec-2010	18,812	$57.78	22-Dec-2020	$772,233
	13-Dec-2011	23,292	$56.00	13-Dec-2021	$997,596
	14-Dec-2012	20,263	$60.11	14-Dec-2022	$784,583
	16-Dec-2013	17,312	$68.60	16-Dec-2023	$523,342
	15-Dec-2014	15,876	$78.09	15-Dec-2024	$329,268
	14-Dec-2015	35,968	$77.23	14-Dec-2025	$776,909
	19-Dec-2016	30,353	$96.90	19-Dec-2026	$58,581
Total		212,315			$7,003,170	$0
Jean-Michel Arès
	22-Dec-2010	30,175	$57.78	22-Dec-2020	$1,238,684
	13-Dec-2011	62,431	$56.00	13-Dec-2021	$2,673,920
	14-Dec-2012	57,356	$60.11	14-Dec-2022	$2,220,824
	16-Dec-2013	39,359	$68.60	16-Dec-2023	$1,189,823
	15-Dec-2014	16,008	$78.09	15-Dec-2024	$332,006
	14-Dec-2015	15,107	$77.23	14-Dec-2025	$326,311
	19-Dec-2016	15,480	$96.90	19-Dec-2026	$29,876
Total		235,916			$8,011,444	$0

(a)	The option exercise price is equivalent to the closing market value of BMO Shares on the trading day immediately preceding the date of grant.
(b)	The value of unexercised in-the-money options equals the difference between the grant price of the options and the closing price of the Shares on the TSX on October 31, 2017 ($98.83). This includes options that have not yet vested or cannot be exercised because they are subject to price condition hurdles that have not been reached.
(c)	The value of options exercised is the proceeds received in fiscal 2017 from the exercise of options granted in previous years, before deductions for taxes and commissions.

Bank of Montreal Management Proxy Circular	100

			Share-based awards
Name	Grant date	Plan	Number of Shares or units that have not vested	Market or payout value of unvested share-based awards not paid out or distributed ($)	Number of Shares or units that have vested (d)	Market or payout value of vested share- base awards not paid out or distributed ($)(e)
William A. Downe
	13-Dec-2011	Awarded DSU			32,347	$3,196,811
	14-Dec-2012	Awarded DSU			26,539	$2,622,821
	16-Dec-2013	Awarded DSU			35,802	$3,538,307
	15-Dec-2014	Awarded DSU	33,630	$3,323,635
	15-Dec-2014	PSU	46,130	$4,558,983
	14-Dec-2015	Awarded DSU	34,612	$3,420,663
	14-Dec-2015	PSU	49,394	$4,881,655
	19-Dec-2016	Awarded DSU	28,767	$2,843,072
	19-Dec-2016	PSU	43,656	$4,314,539
		Deferred DSU			208,561	$20,612,092
Total			236,189	$23,342,547	303,249	$29,970,031
Thomas E. Flynn
	14-Dec-2012	Awarded DSU			6,920	$683,951
	16-Dec-2013	Awarded DSU			5,995	$592,462
	15-Dec-2014	Awarded DSU	5,815	$574,713
	15-Dec-2014	RSU	16,959	$1,676,097
	14-Dec-2015	Awarded DSU	5,901	$583,222
	14-Dec-2015	PSU	17,559	$1,735,392
	19-Dec-2016	Awarded DSU	4,990	$493,142
	19-Dec-2016	PSU	16,235	$1,604,461
Total			67,459	$6,667,027	12,915	$1,276,413
Darryl White
	15-Dec-2014	RSU	16,185	$1,599,584
	14-Dec-2015	Awarded DSU	10,979	$1,085,064
	14-Dec-2015	PSU	36,523	$3,609,614
	19-Dec-2016	Awarded DSU	10,576	$1,045,247
	19-Dec-2016	PSU	37,310	$3,687,341
Total			111,573	$11,026,850	0	$0
Patrick Conin
	15-Dec-2014	RSU	24,500	$2,421,302
	14-Dec-2015	RSU	46,269	$4,572,756
	19-Dec-2016	RSU	50,168	$4,958,073
Total			120,937	$11,952,131	0	$0
Jean-Michel Arès
	31-Dec-2010	Awarded DSU			6,453	$637,789
	13-Dec-2011	Awarded DSU			1,155	$114,172
	14-Dec-2012	Awarded DSU			11,555	$1,141,936
	16-Dec-2013	Awarded DSU			5,995	$592,462
	15-Dec-2014	Awarded DSU	5,044	$498,546
	15-Dec-2014	RSU	43,280	$4,277,398
	14-Dec-2015	Awarded DSU	4,392	$434,026
	14-Dec-2015	PSU	15,101	$1,492,437
	14-Dec-2015	RSU	28,095	$2,776,626
	19-Dec-2016	Awarded DSU	3,959	$391,298
	19-Dec-2016	PSU	14,345	$1,417,760
	19-Dec-2016	RSU	23,614	$2,333,761
		Deferred DSU			5,848	$577,986
Total			137,830	$13,621,852	31,006	$3,064,345

(d)	The number of Shares or units that have vested represents: i) aggregate annual cash bonuses the NEO voluntarily elected to defer into DSUs, ii) awarded DSUs that have vested, and iii) the dividend equivalents earned as additional DSUs.
(e)	The value of outstanding shares or units for DSUs, RSUs and PSUs is based on the closing price of a BMO common share on the TSX on October 31st, 2017 ($98.83). The value of PSUs assumes no performance adjustment. The market or payout value of vested share-based awards not paid out or distributed represents: i) aggregate annual cash bonuses the NEO voluntarily elected to defer into DSUs, ii) awarded DSUs that have vested, and iii) the dividend equivalents earned as additional DSUs.

101	Bank of Montreal Management Proxy Circular

Incentive plan awards – Value vested or earned

The table below shows the value of option-based awards, share-based awards and non-equity incentive plan compensation that vested or was earned in fiscal 2017.

Name	Option-based awards – value vested during the year ($)(a)	Share-based awards –value vested during the year ($)(b)	Non-equity incentive plan compensation – value earned during the year ($)(c)
William A. Downe	2,788,118	4,686,079	1,414,350
Thomas E. Flynn	919,875	1,753,032	800,000
Darryl White	427,544	2,216,748	2,050,000
Patrick Cronin	427,544	4,046,991	2,500,000
Jean-Michel Arès	1,073,694	1,753,032	700,000

(a)	The value of stock options that vested during the fiscal year is based on the difference between the grant price of the options and the closing share price on the TSX on the vesting date.
(b)	The value of share-based awards that vested during the fiscal year includes dividend equivalents earned on these awards during the period. Share-based awards are valued using a 20-day volume-weighted average of a BMO common share on the TSX calculated as at December 1, 2016 for RSU awards and a 10-day average of a BMO common share on the TSX calculated as at December 1, 2016 for DSU awards. At vesting, the PSU awards received by Mr. Downe paid out at 100%, reflecting the Bank’s three-year adjusted return on equity of 13.4%, compared to a target level of 12%.
(c)	These are the annual cash incentive awards for 2017. The table includes the full amount of the annual cash bonus even if a portion was voluntarily deferred into DSUs.

Retirement benefits

Defined benefit pension plan table

Four of the NEOs participate in a defined benefit pension plan sponsored by the Bank. Mr. Cronin participates in the Nesbitt Burns Employee Retirement Plan which is a defined contribution plan. Effective March 1, 2017, Mr. Arès commenced participation in the 401(k) Savings Plan of Bank of Montreal/Harris following the freeze of the Harris Qualified and Non-Qualified defined benefit plans. The table below shows the pension benefits under the defined benefit pension plans, including the annual pension payable to the NEOs for three pension-eligibility time frames – year end, estimated at normal retirement and estimated at age 65 – and accrued obligations determined on a defined benefit basis.

Name	Number of years credited Service	Annual benefits payable ($)(a)(b)						Accrued obligation at start of year ($)(e)	Compensatory change ($)(f)	Non- compensatory change ($)(f)	Accrued obligation at year end ($)(e)
		At year end (c)		At normal retirement (d)		At age 65
William A. Downe	34.42	1,289,500	(g)	1,289,500	(g)	1,289,500	(g)	22,227,391	0	-851,478	21,375,913
Thomas E. Flynn	24.92	238,854		256,474		358,795		2,953,894	126,905	93,253	3,174,052
Darryl White	1.00	6,083		120,643		120,643		0	55,009	2,250	57,259
Jean-Michel Arès (h)	6.92	49,856		49,856	(h)	49,856	(h)	451,651	21,295	-8,402	464,544

(a)	Annual benefits payable include all pension entitlements from the Bank.
(b)	All annual benefits shown for Mr. Flynn and Mr. Arès reflect earnings as of October 31, 2017.
(c)	Annual benefits payable reflect the pension benefit earned as at year-end and do not reflect the reductions of benefits applied in the event of early retirement.
(d)	A portion of Mr. Flynn’s pension will not be reduced at age 60, and his total pension will not be reduced at his normal retirement age of 65. The amount shown is the amount payable at age 60.
(e)	Accrued obligation is the present value of the accrued benefit, calculated using the same actuarial assumptions and methods used to calculate the pension liabilities in the consolidated financial statements. The assumptions reflect a best estimate of future events, so the values shown may not be directly comparable to similar estimates of pension liabilities disclosed by other corporations. Also, if an NEO is entitled to a lump sum payment on retirement, the lump sum payment may be significantly different compared to the accrued obligation due to differences between the lump sum assumptions (which depend on economic conditions at the time of retirement) and the assumptions used to prepare the consolidated financial statements.
(f)	Compensatory change consists mainly of the service cost (the present value of the additional benefit earned during the year by virtue of accruing service) and differences between actual compensation and compensation estimated for actuarial purposes. Non-compensatory change includes interest on the obligation and changes in assumptions, changes in exchange rates, non-compensatory plan experience (such as retirement behaviour other than as expected) and employee contributions.
(g)	Portions of Mr. Downe’s annual pension benefit will be payable as an annuity from the BMO Canada Pension Plan. The balance of the total annual pension entitlement will be converted to a lump sum on retirement. The annual pension is subject to a total pension entitlement cap of US$1,000,000. The Cdn$1,289,500 annual benefit payable has been converted from US$1,000,000 at the exchange rate outlined in the notes to the Summary compensation table.
(h)	A portion of Mr. Arès’ annual pension benefit will be payable from The BMO Canada Pension Plan and Supplementary Plans, a portion of the Harris Qualified Plan may be paid either as periodic payments or in a lump sum (Mr. Arès’ option). The balance of his entitlement from the Harris Non-Qualified Plan will be payable as a lump sum. The pension values in respect of the Harris Qualified and Non-Qualified Plans reflect the closure of the Plans effective March 1, 2017. The benefit amounts shown have been converted from U.S. dollars at the exchange rate outlined in the notes to the Summary compensation table.

Bank of Montreal Management Proxy Circular	102

Defined contribution pension plan table

The table below describes the defined contribution pension from the BMO Nesbitt Burns Employee Retirement Plan for Mr. Cronin and the company contributions to the Employees’ 401(k) Savings Plan of the Bank of Montreal/Harris for Mr. Arès.

Name	Defined Contribution Pension Accumulated value at start of year ($)	Compensatory ($)(a)	Defined contribution Pension Accumulated value at year-end ($)
Patrick Cronin	136,716	5,500	155,984
Jean-Michel Arès	571,141	26,169	630,743

(a)	The compensatory component of this disclosure includes only the Bank’s contributions to the BMO Nesbitt Burns Employee Retirement Plan on behalf of Mr. Cronin and to the Employees’ 401(k) Savings Plan of Bank of Montreal/Harris on behalf of Mr. Arès. Both plans provide “above market investment earnings” and the amounts for Mr. Arès were converted at the exchange rate outlined in the notes to the Summary compensation table. The BMO Nesbitt Burns Employee Retirement Plan requires a participant to contribute 2% of their earnings to an annual maximum of $2,000 and the Bank contributes 3% of their earnings to an annual maximum of $3,500. The Bank matches 100% of additional voluntary contributions equal to 2% of the participant earnings to a maximum of $2,000 per year. The Employees’ 401(k) Savings Plan of the Bank of Montreal/ Harris provides a 2% contribution of the participant earnings to a maximum earnings of $270,000 in 2017 and the Bank matches 100% of additional contributions equal to 5% of their earnings (maximum $270,000 in 2017). The Non-Qualified Plan provides a core contribution of 2% of earnings above the 401(k) limit of $270,000 to a maximum of $500,000 and for a match of 100% of additional contributions for salary in excess of the limit up to $500,000 or $230,000 in 2017.

Termination and change of control benefits

The table below explains how the components of the executive compensation program for the NEOs are treated under five termination scenarios and where applicable the incremental payment.

Compensation element	Resignation	Termination with cause	Termination without cause	Retirement (early or normal)	Change in control
Base pay (salary)	Ceases immediately	Ceases immediately	Severance paid as a lump sum or salary continuation	Ceases upon voluntary retirement	No incremental payment
Short term incentive plan (Bonus)	Forfeited	Forfeited	As negotiated	Pro-rated for the year	No incremental payment
Bank mid-term incentive plan (RSUs and PSUs)	Forfeited	Forfeited	Normal vesting and payout dates apply Units are forfeited if non-solicit or non-compete provisions are breached or if employee engaged in misconduct while employed	Normal vesting and payout dates apply Units are forfeited if non-solicit or non-compete provisions are breached or if employee engaged in misconduct while employed	Normal vesting and payout dates apply
Long-term incentive plan (stock options)	All options are cancelled	All options are cancelled	All vested options expire the earlier of normal expiry or 90 days after termination. If non-solicit or non-compete provisions are breached, all options are cancelled. However, if employee is at retirement age, the retirement provisions apply instead	All options expire at the earlier of five years from retirement or normal expiry. If non-solicit or non-compete provisions are breached, all options are cancelled	Upon termination other than for cause within 24 months after change of control, all options become fully vested and will expire within 90 days
Deferred share units (“DSUs”)	Units are redeemed if vested, otherwise forfeited	Units are redeemed if vested, otherwise forfeited(a)	Units are redeemed if vested, otherwise forfeited	Units are redeemed	Participation continues

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Compensation element	Resignation	Termination with cause	Termination without cause	Retirement (early or normal)	Change in control
The BMO Canada Pension Plan Executive Supplementary Pension Plan	No incremental payment	No incremental payment

No incremental payment from the BMO Canada Pension Plan

For Supplementary Plan, prior to age 55, bonus related pension provision (1.25% of best average earnings less the average pensionable salary, multiplied by Canadian credited service) is payable

				No incremental payment	No incremental payment
BMO Nesbitt Burns Employee Retirement Plan Employees’ Retirement Plan of the Bank of Montreal/Harris Employees’ 401(k) Savings Plan of Bank of Montreal/Harris	No incremental payment	No incremental payment	No incremental Payment	No incremental payment	No incremental payment
Retirement Allowance Agreement (b)	No incremental payment	No incremental payment	Granted an additional two years of credited service plus severance payment equal to two times the sum of annual salary plus the average of the best five consecutive bonuses.	No incremental payment	The payment is the same as Termination without cause, if there is a change of control and within 24 months the executive is terminated without cause.
Benefits	None	None	None	None	None
Perquisites	Cease	Cease	Subject to negotiation	Cease	No incremental payment

(a)	All granted DSUs awarded on or after December 2013 that are vested will also be forfeited on termination with cause.
(b)	Limited to Mr. Downe, termination without cause includes voluntary termination by the executive within 24 months of a change in control where one of the following has occurred: (i) a material reduction of the role, responsibilities and/or duties of the executive or of the person to whom they report, (ii) a material reduction of the executive’s base salary, or (iii) a change of geographic location.

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The table below shows the estimated incremental payments to each NEO at, following, or in connection with each of the termination scenarios below as at October 31, 2017 (a). The table includes severance amounts for those NEOs whose severance payments are governed by written retirement allowance agreements, but does not include amounts to which an NEO may be entitled under common law or civil law.

Name	Type of payment	Resignation ($)	Termination with cause ($)	Termination without cause ($)		Retirement (early or normal) ($)	Change in control ($) (c)
William A. Downe	Total cash severance	0	0	9,415,286		0	9,415,286
	Stock options	0	0	0		0	6,074,207
	Pension	0	0	0		0	0
	Total	0	0	9,415,286		0	15,489,493
Thomas E. Flynn	Total cash severance	0	0	–	(b)	0	–	(b)
	Stock options	0	0	0		0	1,408,165
	Pension	0	0	62,292		0	0
	Total	0	0	62,292		0	1,408,165
Darryl White	Total cash severance	0	0	–	(b)	0	–	(b)
	Stock options	0	0	0		0	1,651,704
	Pension	0	0	1,875		0	0
	Total	0	0	1,875		0	1,651,704
Patrick Cronin	Total cash severance	0	0	–	(b)	0	–	(b)
	Stock options	0	0	0		0	1,426,429
	Pension	0	0	0		0	0
	Total	0	0	0		0	1,426,429
Jean-Michel Arès	Total cash severance	0	0	–	(b)	0	–	(b)
	Stock options	0	0	0		0	1,283,120
	Pension	0	0	2,445		0	0
	Total	0	0	2,445		0	1,283,120

(a)	The estimated incremental benefit calculations assume the NEO ceased to be an employee on October 31, 2017. Values are based on the closing share price on the TSX on October 31, 2017 ($98.83). Incremental payments in U.S. dollars have been converted at US$1.00 = Cdn$1.2895.
•	Severance payments for Mr. Downe are governed by his Retirement Allowance Agreement (“RAA”) and termination without cause includes voluntary termination by the executive within 24 months of a change in control where one of the following has occurred: (i) a material reduction of the role, responsibilities and/or duties of the executive or of the person to whom they report, (ii) a material reduction of the executive’s base salary, or (iii) a change of geographic location.
•	Stock option values shown are the in-the-money amount of options vesting earlier than normal. Accelerated vesting of all stock options would occur if the NEO’s employment terminates, other than for cause, within 24 months of the change of control and all options expire within 90 days thereafter. Options do not vest automatically on a change of control without termination of employment.
•	Pension payments for Mr. Downe are governed by his RAA. Mr. Downe has reached the US$1,000,000 pension cap and no additional amounts are payable under his RAA. Payments for Mr. White and Mr. Flynn are governed by the BMO Canada Pension Plan and the Executive Supplementary Pension Plan, Mr. Cronin by the BMO Nesbitt Burns Employee Retirement Plan, and Mr. Arès by a combination of the BMO Canada Pension Plan, the Executive Supplementary Pension Plan and the Employees’ Retirement Plan of the Bank of Montreal/Harris.
(b)	Common law would determine severance payments upon a termination without cause, whether or not following a change in control. Statutory benefits have not been included in the table.
(c)	For the definition of a change of control for the stock option plan, refer to page 84. For the purposes of the RAA for Mr. Downe, a change of control is a merger, amalgamation, consolidation of operations or purchase of the Bank. The RAA requires a change of control and termination without cause in order for severance payments to be made.

Additional information about the long-term incentive plans

Stock option plans

The Bank’s Stock Option Plan and the Marshall & Ilsley (“M&I”) stock option plans BMO assumed when it acquired M&I are the only compensation plans that the Bank issues equity securities under.

Stock Option Plan – Shareholders approved this plan in 1995, and approved an amendment to increase the number of Shares that may be issued under the plan at the Annual Meeting of Shareholders on March 3, 2009. In 2017, the Board amended the Stock Option Plan to expand the restrictive covenants and related definitions. Participants who retire, become subject to permanent disability under the terms of the Plan or are terminated without cause cannot, for a period of 18 months for Senior Vice-Presidents and above and for 12 months for Vice-Presidents and below, work for, or be engaged with, a competitor of BMO, and cannot use any confidential information of BMO or any customer or client.

Dilution impact of long-term incentive plan

At any time, there are a number of options available to be issued, plus options outstanding that have not yet been exercised. These are known as overhang. To reduce the future dilutive effects stock options have on share value, the Committee has established a guideline limiting overhang to

105	Bank of Montreal Management Proxy Circular

7.5% or less of the total number of issued and outstanding Shares. The Bank also monitors the outstanding number of options (dilution) and the number of options issued each year (burn rate).

The table below shows these key measures, and the management of stock option awards to minimize the dilutive effect on shareholders.

	Measure (shown as a % of issued and outstanding Shares as of October 31, 2017)
	2017	2016	2015
Overhang the total number of options available to be issued, plus all options outstanding that have not yet been exercised, expressed as a percentage of 647,816,318, the total number of issued and outstanding Shares at the end of the fiscal year	1.75%	2.16%	2.55%
Dilution the number of options issued but not exercised, expressed as a percentage of the total number of issued and outstanding Shares at the end of the fiscal year	1.16%	1.52%	1.88%
Burn rate (a) the number of stock options granted in the applicable fiscal year, expressed as a percentage of the weighted average number of outstanding Shares for the applicable fiscal year	0.11%	0.12%	0.10%

(a)	Based on the new TSX requirement effective October 31, 2017.

Securities authorized for issuance under the equity compensation plans

The following table shows (at October 31, 2017):

•	Shares to be issued when outstanding options under the various stock option plans are exercised
•	remaining number of Shares available for issue under the Stock Option Plan (there are no further Shares available for issue under the M&I stock option plans).

Shareholders have approved all equity compensation plans that involve issuing Shares.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by the security holders	7,525,296	$72.05	3,811,157
Equity compensation plans not approved by the security holders	nil	nil	nil
Total	7,525,296	$72.05	3,811,157

(a)	Includes outstanding M&I stock options that were converted into 414,683 options to purchase Shares when the M&I acquisition closed, in accordance with the purchase agreement.
(b)	Includes the weighted-average exercise price for the converted M&I stock options of $162.56. The weighted-average exercise price for the M&I options has been converted into Canadian dollars at an October 31, 2017 spot rate: US$1.00 = Cdn$1.2895.

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Bank’s stock option plan – Issuance limits

Eligibility	Options granted to employees and employees on a temporary leave of absence of the Bank and its affiliates at the Committee’s discretion
Maximum number of Shares issuable	75,876,632 Shares (representing 11.71% of issued and outstanding Shares as at October 31, 2017)
Currently issued (dilution)	7,525,296 Shares that may be issued upon exercise of outstanding options (representing 1.16% of the Bank’s issued and outstanding Shares as at October 31, 2017)
Available for issue	3,811,157 Shares remaining available for issue (representing 0.59% of the Bank’s issued and outstanding Shares as at October 31, 2017)
Other limits

The number of Shares may be issued to insiders, at any time, under all security-based compensation arrangements, cannot exceed 10% of the issued and outstanding Shares.

The number of Shares issued to insiders, within any one-year period, under all security-based compensation arrangements, cannot exceed 10% of the issued and outstanding Shares.

The maximum number of Shares reserved for issue under options to any one participant cannot exceed 5% of the Shares then issued and outstanding.

Committee guideline (overhang)

The Committee adopted a guideline that the total number of options available for issue, plus all options outstanding that have not yet been exercised, should be
7.5% or less of the total number of the Bank’s issued and outstanding Shares.

Bank’s stock option plan – Conditions

Maximum Term	Expires 10 years from date of grant. If the expiry falls during a Bank trading blackout period, the term is extended to the fifth business day after blackout period is lifted. Any option holder who is a U.S. taxpayer is excluded from this provision.
Exercise price	Equal to the closing price of the Shares on the TSX on the trading day immediately preceding the date of grant
Vesting and exercise of options	Stock options must vest before they can be exercised. Stock options granted on or after December 2013 vest in equal tranches of 50% on the third and fourth anniversaries of their grant date. Options granted prior to December 2013 vest in equal tranches over a four-year period starting from their grant date.
Beginning in 2013, the Committee may outline different vesting terms in the participant’s award acknowledgement.
The Committee has full discretion to determine the number of options to be granted in the form of standard options and those with growth in Share price conditions.
Expiry of options	The earlier of:
(i) the fifth anniversary of a participant’s retirement date
(ii) the fifth anniversary (third anniversary for options granted before November 2014) of the date of termination of full-time employment due to disability or death
(iii) the 10-year anniversary of date of grant.
Options are forfeited if a participant resigns or is terminated for cause. For termination without cause, the participant may exercise outstanding exercisable options within 90 days of termination. All remaining options are then forfeited.
Transfer/ assignment	Only by will or under succession laws
Forfeiture on detrimental act committed while employed	All or a portion of an executive’s vested and non-vested options may be forfeited if it is discovered that while employed a former executive committed an act detrimental to the Bank.
Forfeiture on competition	Options may be forfeited where a retired participant or participant on permanent disability competes with the Bank or solicits the Bank’s employees or customers, or when a participant who was terminated without cause solicits the Bank’s employees or customers.
Change of control	If an executive is terminated (other than for cause) within 24 months of a change of control, the executive’s options vest immediately and the executive has 90 days to exercise.

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Plan changes

The Committee or Board of Directors may amend, modify or terminate the plan at any time as long as any changes do not decrease entitlements that have accrued prior to the date of change.

Shareholders must approve the following changes:

	(i)	increasing the number of Shares reserved for issue under the plan
(ii)

reducing the exercise price of an option (the cancellation or termination of an option of a plan participant prior to its expiry date for the purpose of re-issuing options to the same plan participant with a lower exercise price shall be treated as an amendment to reduce the exercise price of an option)

	(iii)	extending the term of an option beyond the expiry date (except where an expiry date would have fallen within a blackout period of the Bank)
	(iv)	extending eligibility to participate in the plan to non-employee directors
	(v)	allowing options or stock appreciation rights to be transferred other than for normal estate settlement purposes
	(vi)	extending the expiry date of an option beyond 10 years from its grant date (except where an expiry date would have fallen within a blackout period of the Bank)
	(vii)	allowing awards, other than options and stock appreciation rights, to be made under the plan
Amendments which may be made without shareholder approval include: amendments of a “housekeeping” nature, the addition of covenants of the Bank to protect participants, adjustments to outstanding options in the event of certain corporate transactions, specifying practices for applicable withholding taxes, a change to the vesting provisions of an option and a change to the termination provisions of an option which does not involve extending the term of the option beyond its original expiry date.
Exercise process	(i)	executives open a BMO brokerage account
(ii)

when the option is exercised, the account is debited for the amount of the strike price and, to the extent that the amount debited exceeds available funds in the account, the executive is charged interest at the same rate charged to customers for purchases of securities on margin

(iii)

when the executive has elected to sell all or some of the Shares issued after exercising the options, brokerage firm retains a portion of the sale proceeds to cover the strike price, applicable commissions and taxes and debit interest

	(iv)	when any executive has elected to hold the Shares issued after exercising the options, he or she must pay the strike price, applicable commissions and taxes and debit interest
An executive may also elect to surrender their in-the-money options a day prior to expiry in exchange for Shares equivalent in value to the in-the-money amount.
Clawback

Up to 100% of the benefit associated with an executive’s unexercised options may be clawed back, if through the executive’s fraud, misconduct or gross negligence BMO or BMO Financial Corp. suffers a consequential financial loss or is required to restate its financials.

Up to 100% of the benefit received from exercising the stock options in the past 12 months may be clawed back if there is a financial restatement or misconduct, as per Bank policy.

Bank of Montreal Management Proxy Circular	108

BMO Capital Markets variable compensation plan – Key features

Eligibility	BMO Capital Markets employees (excluding the BMO Capital Markets CEO)
Form of award	Cash, restricted share units (“RSUs”) or deferred share units (“DSUs”)
Pool funding

A global pool is established based on a fully expensed model driven on Net Income Before Bonus and Taxes.

The pool incorporates a BMO Capital Markets ROE measure and total Bank performance.

The pool is fully adjusted for actual loan losses, and may also be adjusted to reflect other considerations such as risk.

Form of award

Individual awards are apportioned between cash and RSUs, based on nature of the role and compensation level.

The cash portion can be voluntarily deferred into DSUs.

All material risk-taking employees in BMO Capital Markets receive at least 40% of their incentive award in RSUs. See pages 110 to 112 for more information on material risk-taking employees.

RSU terms

•  Value of the RSUs is based on the share price.

•  Vest and payout either, a) in instalments over a period of three years or, b) at the end of three years.

•  Earn dividend equivalents as additional RSUs.

•  Non-vested units are forfeited on resignation.

•  Continue to vest upon retirement or termination without cause, subject to a non-compete provision and/or non-solicit provision.

•  Non-vested RSUs are forfeited if participant committed an act while employed with the Bank that would have led to termination for cause.

DSU terms

BMO Capital Markets employees at the Managing Director level and above may choose to receive some or all of their cash award in DSUs.

DSUs:

•  their value is based on the share price

•  earn dividend equivalents as additional DSUs.

•  may be redeemed only upon a separation of service between employee and the Bank and its affiliates.

Clawback

Cash, RSUs and DSUs paid out in the past 12 months may be clawed back if there is a financial restatement or misconduct, as per Bank policy.

Payouts of RSU equity awards may be reduced or eliminated based on information that would have negatively impacted the size of an award when it was granted.

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ADDITIONAL DISCLOSURE

This section of the management proxy circular includes information about compensation plans and employees that can have a material impact on the Bank’s risk exposure (“material plans and employees”) and is consistent with the Basel Committee Pillar 3 Disclosure Requirements and FSB Standard 15.

The Committee is accountable for establishing and approving compensation policies and philosophies for BMO Financial Group’s material plans and employees. Its overall approach is consistent with the approach it applies to executive compensation, with appropriate modifications to comply with requirements in local jurisdictions:

•	tie compensation awards and payouts to business performance, strategy and shareholder returns, while balancing risk
•	consider individual performance when determining variable pay
•	require material risk-taking employees to defer a portion of their variable compensation.

(See the Compensation Discussion and Analysis starting on page 59 for information about executive compensation and the Committee’s role.)

Material plans

The Committee approved criteria for identifying material plans after receiving input from the Bank’s Risk, Audit, Finance, Human Resources and Compliance groups.

The risk level of a business (based on the Risk group’s assessment) and its total annual compensation spend determine whether or not a compensation plan is considered material. Generally, higher risk businesses and larger spends on annual compensation lead to classification as a material plan.

The Committee also approves:

•	the annual list of material plans
•	changes to material plans, after review by the management oversight committees and CEO (see pages 65 and 66 for more details on the management oversight committees
•	funding for the variable incentive pools, after review by the management oversight committees and CEO.

Material risk-taking employees

The Committee has approved the following criteria for identifying material risk-taking employees:

•	all Senior Vice-Presidents and above in the Bank
•	roles in BMO Capital Markets, Corporate Treasury and BMO Insurance that could have a material impact on the Bank’s risk.

The following standards apply to the compensation of material risk-taking employees:

•	non-financial metrics (such as risk limits exceeded and unsatisfactory audit reports) are consolidated in performance assessments and compensation decisions
•	deferred compensation for this group is 40% to 60% of their total variable compensation
•	variable compensation reflects pay for performance and appropriate risk measures.

Compensation tables for material risk-taking employees

Cash compensation paid has been converted into Canadian dollars at an average rate of exchange of US$1.00=Cdn$1.3071 and £1=Cdn$1.6774 in fiscal 2017 and US$1.00=Cdn$1.3251 and £1=Cdn$1.8367 in fiscal 2016.

Equity awards granted have been converted into Canadian dollars using the November month-end spot rate of US$1.00=Cdn$1.2902 and £1=Cdn$1.7447 in fiscal 2017 and US$1.00=Cdn$1.3429 and £1=Cdn$1.6798 in fiscal 2016.

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Total direct compensation awarded in fiscal 2017 and 2016

	2017		2016
Category (a)	Senior Executives	Other material risk takers	Senior Executives	Other material risk takers
Number of employees (#)	12	119	11	117
Total fixed compensation (non-deferred) ($)	8,542,365	37,722,860	8,010,380	36,601,605
Total variable compensation
Cash (non-deferred) ($)	12,497,577	77,309,509	11,069,007	77,778,442
Cash (deferred) ($)	322,500	925,172	325,000	1,086,535
Share-based (deferred) ($)	32,401,052	86,701,141	30,641,372	89,389,656
Option-based (deferred) ($)	4,690,904	7,375,771	4,416,595	7,500,044
Total variable compensation ($)(b)	49,912,033	172,311,593	46,451,974	175,754,677
Total direct compensation ($)	58,454,398	210,034,453	54,462,354	212,356,282

(a)	Employees who have left the Bank during the year are included in these categories. Senior Executives are the Bank’s most senior executives.
(b)	Total variable compensation represents the total of cash (excluding fixed compensation), share-based and option-based.

Deferred compensation outstanding and paid out in fiscal 2017 and 2016

	2017		2016
Category	Senior Executives	Other material risk takers	Senior Executives	Other material risk takers
Cash
Vested	—	1,390,103	—	1,393,875
Share-based (a)(b)
Vested	60,534,166	45,356,857	55,380,105	28,289,743
Unvested	103,672,548	280,196,995	74,591,907	243,519,896
Option-based (a)(c)
Vested	75,635,290	41,809,866	54,228,890	36,020,029
Unvested	16,819,739	22,846,673	13,378,756	19,380,546
Paid in the fiscal year	26,104,830	116,184,117	27,633,316	89,611,379

(a)	Based on the closing share price on the TSX on October 31, 2017 ($98.83) and October 31, 2016 ($85.36).
(b)	The value of vested and unvested share-based awards equals the number of outstanding units on October 31 multiplied by the closing share price.
(c)	The value of vested and unvested in-the-money options is equal to the difference between the grant price of the options and the closing share price on October 31. Vested options include options that have vested and cannot be exercised because they have not met the price condition hurdles.

Outstanding share-based and option-based awards are subject to implicit adjustments (share price fluctuation) and explicit adjustments (i.e., risk adjustments, clawback or forfeiture). In 2017 and 2016, no reductions were taken due to explicit adjustments and there were no implicit reductions.

Other compensation paid

In 2017, the severance payments agreed to were $5.6 million for three material risk takers, and $14.7 million was paid out to nine material risk takers. In 2016, the severance payments agreed to were $13.7 million for five material risk takers, and $14.1 million was paid out to eleven material risk takers. These amounts do not include cash bonuses paid in each year. The severance payments awarded were aligned with common law practice. No Senior Executives received or were awarded severance in fiscal 2017 or 2016.

111	Bank of Montreal Management Proxy Circular

In 2017, the Bank paid $0 in sign-on payments to material risk takers and $0 in guaranteed bonuses to material risk takers. In 2016, the Bank paid $4.3 million in sign-on payments for four material risk takers and $0.7 million in guaranteed bonuses for one material risk-taker.

Information about the highest severance awarded for 2017 and 2016 have been disclosed to OSFI on a confidential basis.

Performance measures for the incentive plans

BMO uses the following measures to assess performance in its incentive plans. You’ll find more information about funding of the incentive plans on page 86.

Total shareholder return (TSR)

The average annual total shareholder return is calculated using the closing share price on October 31, 2017 and assuming reinvestment of dividends paid during the period. The Canadian peer group is comprised of the five other largest Canadian banks.

The three-year TSR calculated for compensation purposes differs from the three-year TSR reported in the Bank’s 2017 Annual Report since it is calculated based on the average share price for the 90 days ending October 31, given this is a better reflection of performance than using the closing price on October 31.

Adjusted return on equity (ROE)

Adjusted ROE is calculated as adjusted net income, less non-controlling interest in subsidiaries and preferred dividends, as a percentage of average common shareholders’ equity. Common shareholders’ equity is comprised of common share capital, contributed surplus, accumulated other comprehensive income (loss) and retained earnings.

Adjusted efficiency ratio, net of CCPB

Adjusted efficiency ratio is calculated as adjusted non-interest expense divided by adjusted total revenue, net of commissions, claims and changes in policy benefits liabilities (CCPB), expressed as a percentage.

Adjusted earnings per share (EPS)

Adjusted EPS is calculated by dividing adjusted net income attributable to bank shareholders, after the deduction of preferred dividends, by the average number of common shares outstanding.

Adjusted revenue, net of CCPB

Adjusted revenue, net of CCPB is calculated on a basis that nets insurance claims, commissions and changes in policy benefit liabilities (CCPB) against insurance revenue.

Customer loyalty/experience

Based on Net Promoter Scores (NPS) that are derived from customer surveying. NPS is a widely recognized method for assessing customer loyalty and is used by companies across a number of industries, including financial services. It is calculated as the percentage of survey respondents who report a strong likelihood that they would recommend the company or its products to others, minus the percentage of respondents reporting that they are unlikely to recommend the company or its products to others.

Secondary considerations

There are a number of secondary considerations that include financial and non-financial measures that are reviewed to adjust the Bank’s incentive plans. One of these measures is defined below. Refer to pages 74 and 78 for a list of these measures.

Net economic profit (NEP)

Net Economic Profit represents net income available to common shareholders, before deduction for the after-tax impact of the amortization of acquisition related intangible assets, less a charge for capital. NEP is an indicator of the Bank’s performance as the net income available to common shareholders is adjusted to reflect the cost of resources used to produce that income.

Bank of Montreal Management Proxy Circular	112

Directors’ Approval

Our Board of Directors approved the contents of this Management Proxy Circular for distribution to Shareholders.

BARBARA M. MUIR

Corporate Secretary

February 27, 2018

113	Bank of Montreal Management Proxy Circular

Making tomorrow better

We’re more than just a bank. We’re a company that deeply values our environmental, social and governance responsibilities. We know that living our brand extends beyond our interactions with our colleagues and customers – it’s also an important part of being a good corporate citizen.

Each year, BMO releases an Environmental, Social and Governance (ESG) Report and Public Accountability Statement which outlines key areas of interest to our stakeholders and discloses our performance in those areas. The report shows how we’re living our brand promise by detailing our contributions to the environmental, social and economic well-being of the communities and countries where we do business.

Here are some of BMO’s 2017 achievements:

•	Maintained Carbon Neutrality across the enterprise since 2010 and set a new five year target to reduce absolute carbon emissions by 15%
•	Aligned our material ESG issues with the UN’s Sustainable Development Goals and highlighted the five areas where BMO can have the greatest impact
•	Participated in $6.4 billion of renewable energy equity and debt financing and provided $4.2 billion of loan commitments to renewable entities and projects
•	Established our Vision2020 goals for diverse workforce representation to help us maintain our industry-leading position
•	Donated $62.3 million to registered charities and non-profit organizations in Canada and the United States

By disclosing in the ESG Report how we’re doing and where there’s room for improvement, we’re promoting transparency and accountability.

The ESG Report is available at: https://www.bmo.com/cr/files/BMO_ESG_PAS2017en.pdf

For any questions or feedback, contact sustainability@bmo.com.

About the Production of

our Management Proxy Circular

This management proxy circular uses paper that comes from responsibly managed forests, certified in accordance with the international standards of the Forest Stewardship Council® (FSC®).

Information on our environmental policies, programs and performance is available at

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